WILLIAMS-SONOMA, INC.

2011 ANNUAL REPORT

ANNUAL MEETING OF STOCKHOLDERS
May 24, 2012

LETTERS TO STOCKHOLDERS

WILLIAMS-SONOMA, INC.

2011 ANNUAL REPORT

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To Our Stockholders,

2011 was a year of record performance for our company despite the continued challenging economic environment. Our company ended the year stronger, and initiatives across the organization led to continued profitability. This performance reflects the strength of our company's strategies and brands—Pottery Barn, Williams-Sonoma, Pottery Barn Kids, West Elm, PBteen and Rejuvenation—as well as the quality of our associates and their executive leadership.

2011 also saw the first full year of Laura Alber's tenure as the company's President and Chief Executive Officer. Laura has performed with distinction, as evidenced by our results and the number of exciting new strategic initiatives she has developed with her colleagues. On behalf of the Board, I would like to thank Laura and her executive team for their excellent leadership of the business, and all of the company's associates for delivering 2011's record results. I would also like to thank my fellow Board members for their continued support and guidance.

In fiscal 2011, our net revenues increased 6.2 percent to $3.7 billion, and our diluted earnings per share increased to $2.22 from $1.83 in fiscal 2010, a growth of 21 percent. These strong earnings allowed us to end the year with more than $500 million in cash after returning $263 million to our stockholders through share repurchases and dividends.

We remain confident in the cash-generating power of our multi-channel business model and the strength of the company's balance sheet. As such, we remain committed to returning excess cash to our stockholders. We are pleased to have increased our quarterly cash dividend by 47 percent in fiscal 2011, and anticipate completing our $225 million stock repurchase program in fiscal 2012.

During fiscal 2011, Rose Marie Bravo, Mary Ann Casati and Lorraine Twohill joined the Board of Directors. Ms. Bravo brings over 30 years of experience in the retail industry in roles as both an executive and a director. Ms. Casati has extensive experience advising retail companies, as both an investment banker and director. Ms. Twohill has been recognized for her marketing expertise, and brings strong experience in digital and social media. We welcome Rose Marie, Mary Ann and Lorraine to the company, and believe that they will continue to bring valuable insight to the Board.

We are grateful to our stockholders for your ongoing confidence in our company. Our Board believes that we have the right strategies for the future and that we have the best management team to execute those strategies. In addition, I would also like to thank our customers and vendors for their continuing dedication to our company.

We look forward to continued success in 2012.

Adrian D.P. Bellamy
Chairman of the Board of Directors



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Dear Stockholders,

Fiscal 2011 was a highly successful year for Williams-Sonoma, Inc. We delivered record earnings and profitability—and gained market share—through our superior multi-channel capabilities, product innovation, lifestyle merchandising, increased engagement with our customers, and greater operational efficiency. The strength of our business allowed us to invest in our future, and we executed key elements of our long-term strategies. Our commitment to our customers and mission to enhance their lives at home is evident in everything we do, across all our brands.

In 2011, comparable brand revenue grew seven percent, diluted earnings per share climbed 21 percent to a company record of $2.22, and e-commerce revenues increased by 18 percent. We ended the year with more than $500 million in cash after increasing our dividend by 47 percent and returning $263 million to our stockholders through share repurchases and dividends.

As we look to the future, we believe that we are uniquely positioned to capitalize on the recent shift in consumer buying behavior that is disrupting the retail landscape. Our unique advantages include:

- Our **multi-channel advantage**, with over 40 percent of our revenue coming from our direct-to-customer channel, of which the vast majority is through our e-commerce websites;
- Our **strong brands**, with the ability to address the design and entertaining needs of a multitude of demographics, aesthetics, life stages, and lifestyles;
- Our proprietary **design capabilities** and strong **lifestyle merchandising** expertise;
- Our **world-class supply-chain organization**; and
- Our **strong financial position.**

Our strong brands are at the core of our performance. Each of our brands—Pottery Barn, Williams-Sonoma, Pottery Barn Kids, West Elm, PBteen and Rejuvenation—has built strategies that will allow it to continue to attract new customers and engage more deeply with existing customers.

The Pottery Barn brand saw growth in all key categories in 2011. We achieved strong results by offering a compelling and integrated product line supported by strong marketing and world-class service across all channels. We see opportunities to achieve new levels of sales and profitability by continuing to design exclusive, authentic and artisanal product at a great value, introducing new product categories, expanding assortments, and elevating customer service in every channel.

In the Williams-Sonoma brand, exclusive products performed particularly well in 2011. As we look forward, we will increase the overall percentage of products that are either vendor-branded exclusives or Williams-Sonoma-branded, and we will launch innovative product lines that respond to our customers' evolving lifestyles. We will also leverage the power of our retail presence to deepen customer engagement through programs such as individual clienteling and events that reflect the local communities in which our stores are located.

Pottery Barn Kids continues to be the leading specialty retailer of baby and children's home furnishings, and achieved growth in 2011 through new and innovative customer engagement programs, a compelling value proposition and great products. We will continue to build on these strengths, with a particular focus on new-customer acquisition.

Our West Elm brand delivered a record year, and we believe its prospects for further growth are significant. Earnings and profitability reached new highs, demonstrating our success in repositioning the brand and the advantages of our multi-channel experience. West Elm's high-quality products, strategic collaboration efforts and innovative customer engagement programs have been recognized by the design community and customers. To drive growth, West Elm will engage with a broader base of customers, maintain a compelling value proposition, deliver a truly immersive cross-channel brand experience, and opportunistically expand the brand's retail footprint.

The PBteen brand is the only home-furnishings brand in the marketplace dedicated solely to teens. We see an opportunity to grow the brand further by broadening its aesthetic to engage a wider range of teens and by creating new and exciting non-traditional retail experiences.

Technology underlies all of our strategies, and we are committed to making those investments that enhance our ability to interact with our customers, deliver superior customer service and expand our reach to new customers in new markets. We will also continue to invest in and leverage our multi-channel advantage—using the catalog to inspire, the internet as our largest store and information resource, and our stores as the "face of the brand."

Operationally in 2011, we made significant improvements in our supply chain, information technology and retail operations. In supply chain, we saw customer-service and cost-reduction benefits from our ongoing transportation, packaging and sourcing initiatives. We in-sourced our Vietnam and China furniture networks and leveraged our U.S. engineering team to broaden our Asia-based quality-assurance operations. In the U.S., we gained significant capacity and operational efficiency with the transition to our new upholstered furniture manufacturing facility in North Carolina.

In real estate, for the third consecutive year, we reduced both retail leased square footage and retail occupancy costs. During the year, we permanently closed 27 stores and achieved a net reduction of two percent of our leased square footage.

We are focused on new business development as we see additional opportunities to fill "white space" in the market. In November, we acquired Portland, Oregon-based Rejuvenation, Inc. Rejuvenation is America's leading manufacturer of authentic and exclusive, high-quality, custom-configured reproduction lighting and house parts. Founded in 1977, Rejuvenation manufactures in its Portland factory and sells through its catalog, website and retail stores in Portland, Seattle and Los Angeles. We are applying our multi-channel marketing and supply-chain expertise to the brand to increase operating efficiency. Rejuvenation is an example of how we can leverage our "platform"—our database, our analytic resources and our supply chain—to grow a business.

We see global expansion as our largest future opportunity. As we shop the world, it is evident to us that there is no one doing what we do. We believe that there is a global demand for our brands. In 2011, we expanded our international sourcing offices and built a strong team to focus on global expansion with a detailed roadmap. We expect to open our first owned-and-operated stores outside North America in 2014. Until then, we will continue to expand our international shipping capabilities, as well as our franchise presence in the Middle East. We are committed to inspiring customers around the world with our brands and the same multi-channel experience we offer only in North America today.

Sustainability and corporate citizenship have been on our collective radar screen for some time now. In 2006, we became the first major catalog to achieve Forest Stewardship Council certification on 100 percent of our paper. We currently maintain one of the largest solar arrays in the state of New Jersey on our east coast distribution center, and we have been volunteering in teams and making grants to non-profit community organizations for years. In 2011, we developed the company's first Corporate Responsibility Report, which we are issuing simultaneously with this Annual Report. It represents the beginning of an ongoing dialogue around our responsible business practices. As with every area of our business, we are committed to continuous improvement in sustainability and corporate citizenship, and our reporting will provide the framework against which we will measure our progress.

We have learned the benefits of operating with an eye on our environmental and social impact. In addition to earning goodwill in the communities in which we operate, viewing our business through a sustainability lens has led to product and operational innovations that are resonating with our customers and helping to run our business more efficiently. We believe that our financial success will continue to be linked to our performance on social and environmental measures, and that building sustainable practices into every aspect of our enterprise will benefit all stakeholders—from our stockholders, to our associates, to communities, and to the workers in vendor factories who make our products. We also know that increased transparency in our operations and a commitment to stakeholder engagement will be important as we expand into markets outside North America.

I take great pride in this company, and I am incredibly fortunate to work with the extraordinary people who make up the Williams-Sonoma, Inc. team. Together, we have enjoyed moments of great success and navigated through periods of economic downturn, united by an unwavering commitment to quality and customer service. We are united in the belief that investing in customer engagement is investing in our future—and the key to unlocking a new paradigm of growth. We are also focused on new levels of engagement with other important stakeholder groups, including our stockholders, the communities where we operate, and, of course, our associates. We will continue to develop a strong internal culture of collaboration, innovation and respect that is externally focused, so that we can continue to inspire consumers to decorate, entertain and cook—here in North America and around the world.

I want to thank all Williams-Sonoma, Inc. customers, stockholders, vendors, associates and other partners around the world for making 2011 another record year. This is an exciting time in the history of our company, and with your continued trust and support we will achieve great things in 2012 and beyond.

Laura J. Alber
President, Chief Executive Officer and Director



These letters contain forward-looking statements. Please see the section titled "Forward-Looking Statements" on page 1 of our Annual Report on Form 10-K for the fiscal year ended January 29, 2012, which is part of this Annual Report to Stockholders, for important cautionary language regarding these statements.

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FORM 10-K

Form 10-K

WILLIAMS-SONOMA, INC.

2011 ANNUAL REPORT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One):

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 29, 2012.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 001-14077

WILLIAMS-SONOMA, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**94-2203880** (I.R.S. Employer Identification No.)
3250 Van Ness Avenue, San Francisco, CA (Address of principal executive offices)	**94109** (Zip Code)

Registrant's telephone number, including area code: (415) 421-7900

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 par value (Title of class)	New York Stock Exchange, Inc. (Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of July 31, 2011, the approximate aggregate market value of the registrant's common stock held by non-affiliates was $3,804,869,000. It is assumed for purposes of this computation that an affiliate includes all persons as of July 31, 2011 listed as executive officers and directors with the Securities and Exchange Commission. This aggregate market value includes all shares held in the Williams-Sonoma, Inc. Stock Fund within the registrant's 401(k) Plan.

As of March 26, 2012, 99,584,007 shares of the registrant's common stock were outstanding.

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DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive Proxy Statement for the 2012 Annual Meeting of Stockholders, also referred to in this Annual Report on Form 10-K as our Proxy Statement, which will be filed with the Securities and Exchange Commission, or SEC, have been incorporated in Part III hereof.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the letters to stockholders contained in this Annual Report contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions that, if they do not fully materialize or prove incorrect, could cause our business and operating results to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation: any projections of earnings, revenues or financial items, including future comparable store sales, projected capital expenditures, and our ability to achieve new levels of sales and profitability; statements related to enhancing stockholder value; statements related to growth of our business and our brands; statements related to our beliefs about our competitive position and our ability to leverage our competitive advantages; statements related to the plans, strategies, initiatives and objectives of management for future operations, including our key initiatives in fiscal 2012; statements related to our products, including our ability to introduce new products and product lines; statements related to our belief that our direct-mail catalogs and the Internet act as a cost-efficient means of testing market acceptance of new products and new brands; statements related to decreasing retail leased square footage in fiscal 2012; statements related to our belief regarding our competitive advantages; statements related to the seasonal variations in demand; statements related to our belief in the adequacy of our facilities and the availability of suitable additional or substitute space; statements related to our belief in the ultimate resolution of current legal proceedings; statements related to our future strategy, programs and key initiatives; statements related to the percentage growth of our direct-to-customer business; statements related to our technology investments; statements related to our plans for our supply chain; statements related to our investment in our direct-to-customer fulfillment operations in Memphis, Tennessee; statements related to our new business development plans; statements related to our expansion of our international shipping capability; statements related to our investment in our IT platform; statements related to our capital investment; statements related to the payment of dividends; statements related to share repurchases; statements related to our planned use of cash in fiscal 2012; statements related to our compliance with bank covenants; statements related to customers' purchasing behavior and our ability to acquire new customers; statements related to our plans and efforts to expand globally, including franchising and other third party arrangements in the Middle East, increasing the number of stores and countries in which these franchises operate and the timing of store openings in the Middle East; statements related to our belief that our available cash, cash equivalents, cash flow from operations and available credit facilities will be sufficient to finance our operations and expected capital requirements for at least the next 12 months; statements related to our anticipated investments in the purchase of property and equipment; statements related to selling, general and administrative expenses to support our growth strategies; statements related to our belief regarding the effects of potential losses under our indemnification obligations on our financial condition and results of operations; statements related to the effects of variances in our inventory reserves on our net earnings; statements related to the impact of new accounting pronouncements on our financial statements; statements related to the cash-generating potential of our multi-channel business; statements related to our sustainability practices; and statements of belief and statements of assumptions underlying any of the foregoing. You can identify these and other forward-looking statements by the use of words such as "will," "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue," or the negative of such terms, or other comparable terminology.

The risks, uncertainties and assumptions referred to above that could cause our results to differ materially from the results expressed or implied by such forward-looking statements include, but are not limited to, those discussed under the heading "Risk Factors" in Item 1A hereto and the risks, uncertainties and assumptions discussed from time to time in our other public filings and public announcements. All forward-looking statements included in this document are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

WILLIAMS-SONOMA, INC.
ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED JANUARY 29, 2012

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

OVERVIEW

We are a multi-channel specialty retailer of high-quality products for the home. The direct-to-customer segment of our business sells our products through our six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and rejuvenation.com) and seven direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Rejuvenation). Our e-commerce platform is available to customers in more than 75 countries, while our catalogs reach customers throughout the U.S. The retail segment of our business sells similar products through our five retail store concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Rejuvenation). As of January 29, 2012, we operated 576 stores in 44 states, Washington, D.C., Canada and Puerto Rico.

Based on net revenues for the 52-weeks ended January 29, 2012 ("fiscal 2011"), direct-to-customer net revenues accounted for 43.9% of our business and retail net revenues accounted for 56.1% of our business. Based on their contribution to our net revenues in fiscal 2011, our core brands are: Pottery Barn, which sells casual home furnishings; Williams-Sonoma, which sells cooking and entertaining essentials; and Pottery Barn Kids, which sells stylish children's furnishings.

Williams-Sonoma
We were founded in 1956 by Charles E. Williams, currently a Director Emeritus, with the opening of our first store in Sonoma, California. Today, our Williams-Sonoma stores offer a wide selection of culinary and entertaining products, including cookware, cookbooks, cutlery, informal dinnerware, glassware, table linens, specialty foods and cooking ingredients. The brand's direct-to-customer business began in 1972 with our flagship catalog, "A Catalog for Cooks," which marketed the Williams-Sonoma brand far beyond communities where stores were located. Demand for our products grew and our retail footprint expanded to include stores throughout the United States. In 1999, we launched both our Williams-Sonoma e-commerce website and our Williams-Sonoma bridal and gift registry.

Pottery Barn
In 1986, we acquired Pottery Barn, a retailer of casual home furnishings and, in 1987, we launched the first Pottery Barn catalog. Pottery Barn features a large assortment of home furnishings and furniture that we design in-house and source from around the world to create a classic American look in the home. In 2000, we introduced our Pottery Barn e-commerce website and created Pottery Barn Bed and Bath, a catalog dedicated to bed and bath products. Additionally, in 2001 we launched our Pottery Barn gift and bridal registry.

Pottery Barn Kids
Pottery Barn Kids, a premier retailer offering children's furnishings and accessories, launched in 1999 with the introduction of the Pottery Barn Kids catalog. In 2000, we opened our first Pottery Barn Kids stores across the U.S. and, in 2001, we launched our Pottery Barn Kids e-commerce website and gift registry.

West Elm
In 2002, the West Elm brand was launched with the mailing of our first West Elm catalog. This brand targets design-conscious consumers looking for a modern aesthetic to furnish and accessorize their living spaces with quality products at accessible price points. West Elm offers a broad range of home furnishing categories including furniture, textiles, decorative accessories, lighting and tabletop items. In 2003, we launched our West Elm e-commerce website and opened our first West Elm retail store.

PBteen
The PBteen brand began with the introduction of the PBteen catalog in 2003. The PBteen e-commerce website launched later that same year. PBteen offers exclusive collections of home furnishings and decorative accessories that are specifically designed to reflect the personalities of the teenage market.

Rejuvenation
On November 1, 2011, we acquired Rejuvenation Inc. ("Rejuvenation"), a leading manufacturer and multi-channel retailer of authentic reproduction lighting and high-end door and cabinet hardware. Rejuvenation's exclusive lighting fixtures are custom-configured and made-to-order. The brand's high-quality products are sold through its catalog, website and three retail stores.

Global Business
In 2001, we expanded the geographic reach of our brands by opening five retail stores in Toronto, Canada and, as of January 29, 2012, we now operate 16 stores across Canada representing all of our retail brands except Rejuvenation.

During fiscal 2009, we entered into a multi-year franchise agreement with the M.H. Alshaya Company to launch our portfolio of brands in the Middle East. As of January 29, 2012, seven Pottery Barn Kids stores and six Pottery Barn stores were operating in the Middle East.

In 2011, we launched our global e-commerce business by offering shipping from all of our retail brands (except Rejuvenation) to customers in more than 75 countries worldwide.

DIRECT-TO-CUSTOMER OPERATIONS

As of January 29, 2012, the direct-to-customer segment has seven merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, PBteen, West Elm, Williams-Sonoma Home and Rejuvenation) and sells products through our six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and rejuvenation.com) and seven direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Rejuvenation). Of these seven merchandising concepts, the Pottery Barn brand and its extensions continue to be the major source of revenue in the direct-to-customer segment.

The direct-to-customer business complements the retail business by building brand awareness and acting as an effective advertising vehicle. In addition, we believe that our direct-mail catalogs and the Internet act as a cost-efficient means of testing market acceptance of new products and new brands.

During the past several years, the direct-to-customer channel has been strengthened by the penetration of our e-commerce websites in all of our brands which has contributed to the shift we are continuing to see in the purchasing behavior of our customers across all channels. Leveraging these insights and our multi-channel positioning, our marketing efforts, including the circulation of catalogs and the use of Internet advertising, are targeted toward driving sales to all of our channels, including retail. Because of this multi-channel marketing strategy, sales driven to any particular channel by our marketing efforts have become increasingly difficult to quantify and analyze. Therefore, our estimate of advertising costs by segment are currently based on historical allocation methodologies, which may be required to be refined as additional information becomes available.

Consistent with our published privacy policies, we send our catalogs to addresses from our proprietary customer list, as well as to addresses from lists of other mail order direct marketers, magazines and companies with whom we establish a business relationship. In accordance with prevailing industry practice and our privacy policies, we may also rent our list to select merchandisers. Our customer mailings are continually updated to include new prospects and to eliminate non-responders. In addition, we send email communications only to those customers who have voluntarily provided us with their email addresses. These e-mail addresses are not shared with any third parties.

Detailed financial information about the direct-to-customer segment is found in Note M to our Consolidated Financial Statements.

RETAIL STORES

As of January 29, 2012, the retail segment has five merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Rejuvenation), operating 576 retail stores located in 44 states, Washington, D.C., Canada and Puerto Rico. This represents 259 Williams-Sonoma, 194 Pottery Barn, 83 Pottery Barn Kids, 37 West Elm, and 3 Rejuvenation stores.

In fiscal 2012, we expect to decrease retail leased square footage by approximately 0% to 1%. We expect to add 30 stores, including 17 new stores (7 West Elm, 4 Williams-Sonoma, 3 Pottery Barn, 2 Pottery Barn Kids and 1 Rejuvenation) and 13 remodeled or expanded stores (4 Williams-Sonoma, 4 Pottery Barn, 3 Pottery Barn Kids and 2 West Elm), partially offset by the closure of 29 stores, including the permanent closure of 16 stores (8 Williams-Sonoma, 5 Pottery Barn, 2 West Elm and 1 Pottery Barn Kids) and the temporary closure of 13 stores (4 Williams-Sonoma, 4 Pottery Barn, 3 Pottery Barn Kids and 2 West Elm). The average leased square footage per store for new and expanded stores in fiscal 2012 will be approximately 13,000 for Pottery Barn, 11,600 for West Elm, 7,300 for Williams-Sonoma, 5,800 for Rejuvenation and 5,500 for Pottery Barn Kids.

The retail business complements the direct-to-customer business by building brand awareness and attracting new customers to the brand. Our retail stores serve as billboards for our brands, which we believe inspires confidence in our customers to shop via our direct-to-customer channels.

Detailed financial information about the retail segment is found in Note M to our Consolidated Financial Statements.

SUPPLIERS

We purchase our merchandise from numerous foreign and domestic manufacturers and importers, the largest of which accounted for approximately 3.9% of our purchases during fiscal 2011. Approximately 61% of our merchandise purchases in fiscal 2011 were foreign-sourced from vendors in 50 countries, predominantly in Asia and Europe, of which approximately 97% were negotiated and paid for in U.S. dollars.

COMPETITION AND SEASONALITY

The specialty retail business is highly competitive. Our specialty retail stores, direct mail catalogs and e-commerce websites compete with other retail stores, including large department stores, discount retailers, other specialty retailers offering home-centered assortments, other direct mail catalogs and other e-commerce websites. The substantial sales growth in the direct-to-customer industry within the last decade, particularly in e-commerce, has encouraged the entry of many new competitors and an increase in competition from established companies. In addition, the current economic environment has generated increased competition from discount retailers who, in the past, may not have competed with us or to this degree. We compete on the basis of our brand authority, the quality of our merchandise, service to our customers, our proprietary customer list, our e-commerce websites and our marketing capabilities, as well as the location and appearance of our stores. We believe that we compare favorably with many of our current competitors with respect to some or all of these factors.

Our business is subject to substantial seasonal variations in demand. Historically, a significant portion of our revenues and net earnings have typically been realized during the period from October through December, and levels of net revenues and net earnings have typically been lower during the period from January through September. We believe this is the general pattern associated with the retail industry. In anticipation of our peak season, we hire a substantial number of additional temporary employees in our retail stores, customer care centers and distribution centers, and incur significant fixed catalog production and mailing costs.

TRADEMARKS, COPYRIGHTS, PATENTS AND DOMAIN NAMES

We own and/or have applied to register over 60 separate trademarks and service marks. We own and/or have applied to register our key brand names as trademarks in the U.S., Canada and approximately 75 additional jurisdictions. Exclusive rights to the trademarks and service marks are held by Williams-Sonoma, Inc. and are used by our subsidiaries under license. These marks include our core brand names as well as brand names for selected products and services. The core brand names in particular, including "Williams-Sonoma," the Williams-Sonoma Grande Cuisine logo, "Pottery Barn," "pottery barn kids," "PBteen," "west elm," "Williams-Sonoma Home" and "Rejuvenation" are of material importance to us. Trademarks are generally valid as long as they are in use and/or their registrations are properly maintained, and they have not been found to have become generic. Trademark registrations can generally be renewed indefinitely so long as the marks are in use. We own numerous copyrights and trade dress rights for our products, product packaging, catalogs, books, house publications, website designs and store designs, among other things, which are also used by our subsidiaries under license. We hold patents on certain product functions and product designs. Patents are generally valid for 14 to 20 years as long as their registrations are properly maintained. In addition, we have registered and maintain numerous Internet domain names, including "williams-sonoma.com," "potterybarn.com," "potterybarnkids.com," "pbteen.com," "westelm.com," "wshome.com," "williams-sonomainc.com" and "rejuvenation.com." Collectively, the trademarks, copyrights, trade dress rights and domain names that we hold are of material importance to us.

EMPLOYEES

As of January 29, 2012, we had approximately 26,900 employees of whom approximately 6,700 were full-time. During the fiscal 2011 peak season (defined as the period from October through December), we hired approximately 9,700 temporary employees primarily in our retail stores, customer care centers and distribution centers.

AVAILABLE INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Williams-Sonoma, Inc. and other companies that file materials with the SEC electronically. Our annual reports, Forms 10-K, Forms 10-Q, Forms 8-K and proxy and information statements are also available, free of charge, on our website at www.williams-sonomainc.com.

ITEM 1A. RISK FACTORS

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider such risks and uncertainties, together with the other information contained in this report and in our other public filings. If any of such risks and uncertainties actually occurs, our business, financial condition or operating results could differ materially from the plans, projections and other forward-looking statements included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report and in our other public filings. In addition, if any of the following risks and uncertainties, or if any other risks and uncertainties, actually occurs, our business, financial condition or operating results could be harmed substantially, which could cause the market price of our stock to decline, perhaps significantly.

The changes in general economic conditions over the past few years, and the resulting impact on consumer confidence and consumer spending, could adversely impact our results of operations.

Our financial performance is subject to changes in general economic conditions and the impact of such economic conditions on levels of consumer confidence and consumer spending. Consumer confidence and consumer spending may deteriorate significantly, and could remain depressed for an extended period of time. Consumer purchases of discretionary items, including our merchandise, generally decline during periods when disposable income is limited, unemployment rates increase or there is economic uncertainty. An uncertain economic environment, such as the one we experienced during the 2008-2009 economic downturn could cause our vendors to go out of business or our banks to discontinue lending to us or our vendors, or it could cause us to undergo additional restructurings, any of which would adversely impact our business and operating results.

We are unable to control many of the factors affecting consumer spending, and declines in consumer spending on home furnishings in general could reduce demand for our products.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, consumer disposable income, fuel prices, recession and fears of recession, unemployment, war and fears of war, inclement weather, availability of consumer credit, consumer debt levels, conditions in the housing market, interest rates, sales tax rates and rate increases, inflation, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. In particular, the 2008-2009 economic downturn led to decreased discretionary spending, which adversely impacted our business. In addition, a decrease in home purchases has led and may continue to lead to decreased consumer spending on home products. These factors have affected our various brands and channels differently. Adverse changes in factors affecting discretionary consumer spending have reduced and may continue to further reduce consumer demand for our products, thus reducing our sales and harming our business and operating results.

If we are unable to identify and analyze factors affecting our business, anticipate changing consumer preferences and buying trends, and manage our inventory commensurate with customer demand, our sales levels and operating results may decline.

Our success depends, in large part, upon our ability to identify and analyze factors affecting our business and to anticipate and respond in a timely manner to changing merchandise trends and customer demands. For example, in the specialty home products business, style and color trends are constantly evolving. Consumer preferences cannot be predicted with certainty and may change between selling seasons. Changes in customer preferences and buying trends may also affect our brands differently. We must be able to stay current with preferences and trends in our brands and address the customer tastes for each of our target customer demographics. We must also be able to identify and adjust the customer offerings in our brands to cater to customer demands. For example, a change in customer preferences for children's room furnishings may not correlate to a similar change in buying trends for other home furnishings. If we misjudge either the market for our merchandise or our customers' purchasing habits, our sales may decline significantly, and we may be required to mark down certain products to sell the resulting excess inventory or to sell such inventory through our outlet stores or other liquidation channels at prices which are significantly lower than our retail prices, either of which would negatively impact our business and operating results.

In addition, we must manage our inventory effectively and commensurate with customer demand. Much of our inventory is sourced from vendors located outside of the United States. Thus, we usually must order merchandise, and enter into contracts for the purchase and manufacture of such merchandise, up to twelve months in advance of the applicable selling season and frequently before trends are known. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing trends. Our vendors also may not have the capacity to handle our demands or may go out of business in times of economic crisis. In addition, the seasonal nature of the specialty home products business requires us to carry a significant amount of inventory prior to peak selling season. As a result, we are vulnerable to demand and pricing shifts and to misjudgments in the selection and timing of merchandise purchases. If we do not accurately predict our customers' preferences and acceptance levels of our products, our inventory levels will not be appropriate, and our business and operating results may be negatively impacted.

Our sales may be negatively impacted by increasing competition from companies with brands or products similar to ours.

The specialty direct-to-customer and retail business is highly competitive. Our e-commerce websites, direct mail catalogs and specialty retail stores compete with other e-commerce websites, other direct mail catalogs and other retail stores that market lines of merchandise similar to ours. We compete with national, regional and local businesses utilizing a similar retail store strategy, as well as traditional furniture stores, department stores and specialty stores. The substantial sales growth in the direct-to-customer industry within the last decade has encouraged the entry of many new competitors and an increase in competition from established companies. In addition, the decline in the global economic environment has led to increased competition from discount retailers selling similar products at reduced prices. The competitive challenges facing us include:

- anticipating and quickly responding to changing consumer demands or preferences better than our competitors;

- maintaining favorable brand recognition and achieving customer perception of value;
- effectively marketing and competitively pricing our products to consumers in several diverse market segments;
- effectively managing and controlling our costs:
- developing innovative, high-quality products in colors and styles that appeal to consumers of varying age groups, tastes and regions, and in ways that favorably distinguish us from our competitors; and
- effectively managing our supply chain and distribution strategies in order to provide our products to our consumers on a timely basis and minimize returns, replacements and damaged products.

In light of the many competitive challenges facing us, we may not be able to compete successfully. Increased competition could reduce our sales and harm our operating results and business.

We depend on key domestic and foreign agents and vendors for timely and effective sourcing of our merchandise, and we may not be able to acquire products in sufficient quantities and at acceptable prices to meet our needs, which would impact our operations and financial results.

Our performance depends, in part, on our ability to purchase our merchandise in sufficient quantities at competitive prices. We purchase our merchandise from numerous foreign and domestic manufacturers and importers. We have no contractual assurances of continued supply, pricing or access to new products, and any vendor could change the terms upon which it sells to us, discontinue selling to us, or go out of business at any time. We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us. Better than expected sales demand may also lead to customer backorders and lower in-stock positions of our merchandise, which could negatively affect our business and operating results.

Any inability to acquire suitable merchandise on acceptable terms or the loss of one or more of our key agents or vendors could have a negative effect on our business and operating results because we would be missing products that we felt were important to our assortment, unless and until alternative supply arrangements are secured. We may not be able to develop relationships with new agents or vendors, and products from alternative sources, if any, may be of a lesser quality and/or more expensive than those we currently purchase.

In addition, we are subject to certain risks, including risks related to the availability of raw materials, labor disputes, union organizing activities, vendor financial liquidity, inclement weather, natural disasters, general economic and political conditions and regulations to address climate change that could limit our vendors' ability to provide us with quality merchandise on a timely basis and at prices that are commercially acceptable. For these or other reasons, one or more of our vendors might not adhere to our quality control standards, and we might not identify the deficiency before merchandise ships to our stores or customers. In addition, our vendors may have difficulty adjusting to our changing demands and growing business. Our vendors' failure to manufacture or import quality merchandise in a timely and effective manner could damage our reputation and brands, and could lead to an increase in customer litigation against us and an increase in our routine litigation costs. Further, any merchandise that we receive, even if it meets our quality standards, could become subject to a recall, which could damage our reputation and brands, and harm our business. Recently enacted legislation has given the U.S. Consumer Product Safety Commission increased regulatory and enforcement power, particularly with regard to children's safety, among other areas. As a result, companies like ours may be subject to more product recalls and incur higher recall-related expenses. Any recalls or other safety issues could harm our brands' images and negatively affect our business and operating results.

Our dependence on foreign vendors and our increased global operations subject us to a variety of risks and uncertainties that could impact our operations and financial results.

In fiscal 2011, we sourced our products from vendors in 50 countries outside of the United States. Approximately 61% of our merchandise purchases were foreign-sourced, predominantly from Asia and Europe. Our dependence on foreign vendors means that we may be affected by changes in the value of the U.S. dollar relative to other foreign currencies. For example, any upward valuation in the Chinese yuan, the euro, or any other foreign currency against the U.S. dollar may result in higher costs to us for those goods. Although approximately 97% of our foreign purchases of merchandise are negotiated and paid for in U.S. dollars, declines in foreign currencies and currency exchange rates might negatively affect the profitability and business prospects of one or more of our foreign vendors. This, in turn, might cause such foreign vendors to demand higher prices for merchandise in their effort to offset any lost profits associated with any currency devaluation, delay merchandise shipments to us, or discontinue selling to us, any of which could ultimately reduce our sales or increase our costs. In addition, an increase in the cost of living in the foreign countries in which our vendors operate may result in an increase in our costs or in our vendors going out of business.

We are also subject to other risks and uncertainties associated with changing economic and political conditions in foreign countries. These risks and uncertainties include import duties and quotas, compliance with anti-dumping regulations, work stoppages, economic uncertainties and adverse economic conditions (including inflation and recession), foreign government regulations, employment matters, wars and fears of war, political unrest, natural disasters, regulations to address climate change and other trade restrictions. We cannot predict whether any of the countries in which our raw materials are sourced from, or our products are currently manufactured or may be manufactured in the future, will be subject to trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from foreign vendors, including the imposition of additional import restrictions, restrictions on the transfer of funds and/or increased tariffs or quotas, or both, could increase the cost or reduce the supply of merchandise available to us and adversely affect our business, financial condition and operating results. Furthermore, some or all of our foreign vendors' operations may be adversely affected by political and financial instability resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds and/or other trade disruptions. In addition, an economic downturn in or failure of foreign markets may result in financial instabilities for our foreign vendors, which may cause our foreign vendors to decrease production, discontinue selling to us, or cease operations altogether. Our operations in Asia and Europe could also be affected by changing economic and political conditions in foreign countries, any of which could have a negative effect on our business, financial condition and operating results.

Although we continue to improve our global compliance program, there remains a risk that one or more of our foreign vendors will not adhere to our global compliance standards, such as fair labor standards and the prohibition on child labor. Non-governmental organizations might attempt to create an unfavorable impression of our sourcing practices or the practices of some of our vendors that could harm our image. If either of these events occurs, we could lose customer goodwill and favorable brand recognition, which could negatively affect our business and operating results.

A number of factors that affect our ability to successfully open new stores or close existing stores are beyond our control, and these factors may harm our ability to expand or contract our retail operations and harm our ability to increase our sales and profits.

Historically, more than 50% of our net revenues have been generated by our retail stores. Our ability to open additional stores or close existing stores successfully will depend upon a number of factors, including:

- general economic conditions;
- our identification of, and the availability of, suitable store locations;
- our success in negotiating new leases and amending or terminating existing leases on acceptable terms;
- the success of other retail stores in and around our retail locations;
- our ability to secure required governmental permits and approvals;
- our hiring and training of skilled store operating personnel, especially management;
- the availability of financing on acceptable terms, if at all; and
- the financial stability of our landlords and potential landlords.

Many of these factors are beyond our control. For example, for the purpose of identifying suitable store locations, we rely, in part, on demographic surveys regarding the location of consumers in our target market segments. While we believe that the surveys and other relevant information are helpful indicators of suitable store locations, we recognize that these information sources cannot predict future consumer preferences and buying trends with complete accuracy. In addition, changes in demographics, in the types of merchandise that we sell and in the pricing of our products may reduce the number of suitable store locations. Further, time frames for lease negotiations and store development vary from location to location and can be subject to unforeseen delays. We may not be able to open new stores or, if opened, operate those stores profitably. Construction and other delays in store openings could have a negative impact on our business and operating results. Additionally, in these economic times, we may not be able to renegotiate the terms of our current leases or close our underperforming stores, either of which could negatively impact our operating results.

Our business and operating results may be harmed if we are unable to timely and effectively deliver merchandise to our stores and customers.

The success of our business depends, in part, on our ability to timely and effectively deliver merchandise to our stores and customers. We cannot control all of the various factors that might affect our fulfillment rates in direct-to-customer sales and timely and effective merchandise delivery to our stores. We rely upon third party carriers for our merchandise shipments and reliable data regarding the timing of those shipments, including shipments to our customers and to and from all of our stores. In addition, we are heavily dependent upon two carriers for the delivery of our merchandise to our customers. Accordingly, we are subject to risks, including labor disputes, union organizing activity, inclement weather, natural disasters, the closure of such carriers' offices or a reduction in operational hours due to an economic slowdown, possible acts of terrorism associated with such carriers' ability to provide delivery services to meet our shipping needs, disruptions or increased fuel costs, and costs associated with any regulations to address climate change. Failure to deliver merchandise in a timely and effective manner could damage our reputation and brands. In addition, fuel costs have been volatile and airline and other transportation companies continue to struggle to operate profitably, which could lead to increased fulfillment expenses. Any rise in fulfillment costs could negatively affect our business and operating results by increasing our transportation costs and decreasing the efficiency of our shipments.

Our failure to successfully manage our order-taking and fulfillment operations could have a negative impact on our business and operating results.

Our direct-to-customer business depends, in part, on our ability to maintain efficient and uninterrupted order-taking and fulfillment operations in our customer care centers and on our e-commerce websites. Disruptions or slowdowns in these areas could result from disruptions in telephone service or power outages, inadequate system capacity, system issues, computer viruses, security breaches, human error, changes in programming, union organizing activity, disruptions in our third party labor contracts, natural disasters or adverse weather conditions. Industries that are particularly seasonal, such as the home furnishings business, face a higher risk of harm from operational disruptions during peak sales seasons. These problems could result in a reduction in sales as well as increased selling, general and administrative expenses.

In addition, we face the risk that we cannot hire enough qualified employees to support our direct-to-customer operations, or that there will be a disruption in the workforce we hire from our third party providers, especially during our peak season. The need to operate with fewer employees could negatively impact our customer service levels and our operations.

Our facilities and systems, as well as those of our vendors, are vulnerable to natural disasters and other unexpected events, any of which could result in an interruption in our business and harm our operating results.

Our retail stores, corporate offices, distribution centers, infrastructure projects and direct-to-customer operations, as well as the operations of our vendors from which we receive goods and services, are vulnerable to damage from earthquakes, tornadoes, hurricanes, fires, floods, power losses, telecommunications failures, hardware and software failures, computer viruses and similar events. If any of these events result in damage to our facilities or systems, or those of our vendors, we may experience interruptions in our business until the damage is repaired, resulting in the potential loss of customers and revenues. In addition, we may incur costs in repairing any damage beyond our applicable insurance coverage.

If we are unable to effectively manage our e-commerce business, our reputation and operating results may be harmed.

E-commerce has been our fastest growing business over the last several years and continues to be a significant part of our sales success. The success of our e-commerce business depends, in part, on factors over which we have limited control. We must successfully respond to changing consumer preferences and buying trends relating to e-commerce usage. We are also vulnerable to certain additional risks and uncertainties associated with our e-commerce websites, including: changes in required technology interfaces; website downtime and other technical failures; costs and technical issues as we upgrade our website software; computer viruses; changes in applicable federal and state regulations; security breaches; and consumer privacy concerns. In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces and other e-commerce marketing tools such as paid search and mobile applications, among others, which may increase our costs and which may not succeed in increasing sales or attracting customers. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales in our e-commerce business, as well as damage our reputation and brands.

Our failure to successfully manage the costs and performance of our catalog mailings might have a negative impact on our business.

Catalog mailings are an important component of our business. Postal rate increases, paper costs, printing costs and other catalog distribution costs affect the cost of our catalog mailings. We rely on discounts from the basic postal rate structure, which could be changed or discontinued at any time. Paper costs have fluctuated significantly during the past and may continue to fluctuate in the future. Future increases in postal rates, paper costs or printing costs would have a negative impact on our operating results to the extent that we are unable to offset such increases by raising prices, implementing more efficient printing, mailing, delivery and order fulfillment systems, or through the use of alternative direct-mail formats. In addition, if the performance of our catalogs declines, if we misjudge the correlation between our catalog circulation and net sales, or if our catalog strategy overall does not continue to be successful, our results of operations could be negatively impacted.

We have historically experienced fluctuations in our customers' response to our catalogs. Customer response to our catalogs is substantially dependent on merchandise assortment, merchandise availability and creative presentation, as well as the selection of customers to whom the catalogs are mailed, changes in mailing strategies, the size of our mailings, timing of delivery of our mailings, as well as the general retail sales environment and current domestic and global economic conditions. In addition, environmental organizations and other consumer advocacy groups may attempt to create an unfavorable impression of our paper use in catalogs and our distribution of catalogs generally, which may have a negative effect on our sales and our reputation. In addition, we depend upon external vendors to print our catalogs. The failure to effectively produce or distribute our catalogs could affect the timing of catalog delivery. The timing of catalog delivery has been and can be affected by postal service delays. Any delays in the timing of catalog delivery could cause customers to forego or defer purchases, negatively impacting our business and operating results.

Declines in our comparable store sales within our comparable brand revenue metric may harm our operating results and cause a decline in the market price of our common stock.

Various factors affect comparable store sales, including the number, size and location of stores we open, close, remodel or expand in any period, the overall economic and general retail sales environment, consumer preferences and buying trends, changes in sales mix among distribution channels, our ability to efficiently source and distribute products, changes in our merchandise mix, competition (including competitive promotional activity and discount retailers), current local and global economic conditions, the timing of our releases of new merchandise and promotional events, the success of marketing programs, the cannibalization of existing store sales by our new stores, changes in catalog circulation and in our direct-to-customer business and fluctuations in foreign exchange rates. Among other things, weather conditions can affect comparable store sales because inclement weather can alter consumer behavior or require us to close certain stores temporarily and thus reduce store traffic. Even if stores are not closed, many customers may decide to avoid going to stores in bad weather. These factors have caused and may continue to cause our comparable store sales results to differ materially from prior periods and from earnings guidance we have provided. For example, the overall economic and general retail sales environment, as well as local and global economic conditions, has caused a significant decline in our comparable store sales results in the recent past.

Our comparable store sales have fluctuated significantly in the past on an annual, quarterly and monthly basis, and we expect that comparable store sales will continue to fluctuate in the future. However, past comparable store sales are not necessarily an indication of future results and comparable store sales may decrease in the future. Our ability to improve our comparable store sales results depends, in large part, on maintaining and improving our forecasting of customer demand and buying trends, selecting effective marketing techniques, effectively driving traffic to our stores through marketing and various promotional events, providing an appropriate mix of merchandise for our broad and diverse customer base and using effective pricing strategies. Any failure to meet the comparable store sales expectations of investors and securities analysts in one or more future periods could significantly reduce the market price of our common stock.

Our failure to successfully anticipate merchandise returns might have a negative impact on our business.

We record a reserve for merchandise returns based on historical return trends together with current product sales performance in each reporting period. If actual returns are greater than those projected and reserved for by management, additional sales returns might be recorded in the future. In addition, to the extent that returned merchandise is damaged, we often do not receive full retail value from the resale or liquidation of the merchandise. Further, the introduction of new merchandise, changes in merchandise mix, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed merchandise return reserves. In particular, the recent adverse economic conditions resulted and may again result in increased merchandise returns. Any significant increase in merchandise returns that exceeds our reserves could harm our business and operating results.

If we are unable to manage successfully the complexities associated with a multi-channel and multi-brand business, we may suffer declines in our existing business and our ability to attract new business.

With the expansion of our e-commerce business, new brands, acquired brands, and brand extensions, our overall business has become substantially more complex. The changes in our business have forced us to develop new expertise and face new challenges, risks and uncertainties. For example, we face the risk that our e-commerce business might cannibalize a significant portion of our retail and catalog businesses, and we face the risk of catalog circulation cannibalizing our retail sales. While we recognize that our e-commerce sales cannot be entirely incremental to sales through our retail and catalog channels, we seek to attract as many new customers as possible to our e-commerce websites. We continually analyze the business results of our channels and the relationships among the channels in an effort to find opportunities to build incremental sales.

If we are unable to introduce new brands and brand extensions successfully, or to reposition or close existing brands, our business and operating results may be negatively impacted.

We have in the past and may in the future introduce new brands and brand extensions, reposition brands, close existing brands, or acquire new brands, especially as we continue to expand globally. Our newest brands – West Elm and PBteen, as well as our newly acquired brand, Rejuvenation – and any other new brands, may not grow as we project and plan for. The work involved with integrating new brands into our existing systems and operations could be time consuming, require significant amounts of management time and result in the diversion of substantial operational resources. Further, if we devote time and resources to new brands, acquired brands, brand extensions or brand repositioning, and those businesses are not as successful as we planned, then we risk damaging our overall business results. Alternatively, if our new brands, acquired brands, brand extensions or repositioned brands prove to be very successful, we risk hurting our other existing brands through the potential migration of existing brand customers to the new businesses. In addition, we may not be able to introduce new brands and brand extensions, integrate newly acquired brands, reposition existing brands, or expand our brands globally, in a manner that improves our overall business and operating results and may therefore be forced to close the brands, which may damage our reputation and negatively impact our operating results.

Our inability to obtain commercial insurance at acceptable rates or our failure to adequately reserve for self-insured exposures might increase our expenses and have a negative impact on our business.

We believe that commercial insurance coverage is prudent in certain areas of our business for risk management. Insurance costs may increase substantially in the future and may be affected by natural catastrophes, fear of terrorism, financial irregularities and other fraud at publicly-traded companies, intervention by the government and a decrease in the number of insurance carriers. In addition, the carriers with which we hold our policies may go out of business, or may be otherwise unable to fulfill their contractual obligations. In addition, for certain types or levels of risk, such as risks associated with earthquakes, hurricanes or terrorist attacks, we may determine that we cannot obtain commercial insurance at acceptable rates, if at all. Therefore, we may choose to forego or limit our purchase of relevant commercial insurance, choosing instead to self-insure one or more types or levels of risks. We are primarily self-insured for workers' compensation, employee health benefits and product and general liability claims. If we suffer a substantial loss that is not covered by commercial insurance or our self-insurance reserves, the loss and related expenses could harm our business and operating results. In addition, exposures exist for which no insurance may be available and for which we have not reserved.

Our inability or failure to protect our intellectual property would have a negative impact on our brands, goodwill and operating results.

We may not be able to adequately protect our intellectual property. Our trademarks, service marks, copyrights, trade dress rights, trade secrets, domain names and other intellectual property are valuable assets that are critical to our success. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brands or goodwill and cause a decline in our sales. Protection of our intellectual property and maintenance of distinct branding are particularly important as they distinguish our products and services from our competitors. In addition, the costs of defending our intellectual property may adversely affect our operating results.

We may be subject to legal proceedings that could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources.

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. There have been a growing number of e-commerce-related patent infringement lawsuits in recent years. There has also been a rise in lawsuits against companies that gather information in order to market to consumers online or through the mail. In addition, there has been an increase in employment-related lawsuits. From time to time, we have been subject to these types of lawsuits. The cost of defending claims against us or the ultimate resolution of such claims may harm our business and operating results. In addition, the increasingly regulated business environment may result in a greater number of enforcement actions and private litigation. This could subject us to increased exposure to stockholder lawsuits.

Our operating results may be harmed by unsuccessful management of our employment, occupancy and other operating costs, and the operation and growth of our business may be harmed if we are unable to attract qualified personnel.

To be successful, we need to manage our operating costs and continue to look for opportunities to reduce costs. We recognize that we may need to increase the number of our employees, especially during peak sales seasons, and incur other expenses to support new brands and brand extensions and the growth of our existing brands, including the opening of new stores. Alternatively, if we are unable to make substantial adjustments to our cost structure during times of uncertainty, such as the 2008-2009 economic downtown, we may incur unnecessary expenses, we may have too few resources to properly run our business, or our business and operating results may be negatively impacted. From time to time, we may also experience union organizing activity in currently non-union facilities. Union organizing activity may result in work slowdowns or stoppages and higher labor costs. In addition, there appears to be a growing number of wage-and-hour lawsuits and other employment-related lawsuits against retail companies, especially in California.

We contract with various agencies to provide us with qualified personnel for our workforce. Any negative publicity regarding these agencies, such as in connection with immigration issues or employment practices, could damage our reputation, disrupt our ability to obtain needed labor or result in financial harm to our business, including the potential loss of business-related financial incentives in the jurisdictions where we operate. Although we strive to secure long-term contracts on favorable terms with our service providers and other vendors, we may not be able to avoid unexpected operating cost increases in the future. Further, we incur substantial costs to warehouse and distribute our inventory. Significant increases in our inventory levels may result in increased warehousing and distribution costs in addition to potential increases in costs associated with inventory that is lost, damaged or aged. Higher than expected costs, particularly if coupled with lower than expected sales, would negatively impact our business and operating results. In addition, in times of economic uncertainty, these long-term contracts may make it difficult to quickly reduce our fixed operating costs, which could negatively impact our business and operating results.

We are undertaking certain systems changes that might disrupt our business operations.

Our success depends, in part, on our ability to source and distribute merchandise efficiently through appropriate systems and procedures. We are in the process of substantially modifying our information technology systems, which involves updating or replacing legacy systems with successor systems over the course of several years. There are inherent risks associated with replacing our core systems, including supply chain and merchandising systems disruptions, that could affect our ability to get the correct products into the appropriate stores and delivered to customers. We may not successfully launch these new systems, or the launch of such systems may result in disruptions to our business operations. In addition, changes to any of our software implementation strategies could result in the impairment of software-related assets. We are also subject to the risks associated with the ability of our vendors to provide information technology solutions to meet our needs. Any disruptions could negatively impact our business and operating results.

We outsource certain aspects of our business to third party vendors and are in the process of insourcing certain business functions from third party vendors, both of which subject us to risks, including disruptions in our business and increased costs.

We outsource certain aspects of our business to third party vendors that subject us to risks of disruptions in our business as well as increased costs. For example, we utilize outside vendors for such things as payroll processing and various distribution center services. Accordingly, we are subject to the risks associated with their ability to successfully provide the necessary services to meet our needs. If our vendors are unable to adequately protect our data and information is lost, our ability to deliver our services is interrupted, or our vendors' fees are higher than expected, then our business and operating results may be negatively impacted.

In addition, we are in the process of insourcing certain aspects of our business, including the management of certain infrastructure technology, furniture manufacturing, furniture delivery to our customers and the management of our global vendors, each of which were previously outsourced to third party providers. We may also need to continue to insource other aspects of our business in the future in order to control our costs and to stay competitive. This may cause disruptions in our business and result in increased cost to us. In addition, if we are unable to perform these functions better than, or at least as well as, our third party providers, our business may be harmed.

Our efforts to expand globally may not be successful and could negatively impact the value of our brands, and our increasing global presence presents additional challenges.

We are currently growing our business through global expansion. In fiscal 2009, we entered into a franchise agreement with an unaffiliated franchisee to operate stores in the Middle East. Under this agreement, our franchisee operates stores that sell goods purchased from us under our brand names. We have no prior experience operating through these types of third party arrangements, and this arrangement may not continue to be successful. The administration of this relationship may divert management attention and require more resources than we expect. While this relationship has to date been a small part of our business, we plan to continue to increase the number of stores and countries in which these franchises operate as part of our efforts to expand globally. The effect of these arrangements on our business and results of operations is uncertain and will depend upon various factors, including the demand for our products in new global markets. In addition, certain aspects of these arrangements are not directly within our control, such as the ability of our franchisee to meet its projections regarding store openings and sales. Moreover, while the agreement we have entered into may provide us with certain termination rights, to the extent that our franchisee does not operate its stores in a manner consistent with our requirements regarding our brand identities and customer experience standards, the value of our brands could be impaired. In addition, in connection with this franchise agreement, we have and will continue to implement certain new processes that may subject us to additional regulations and laws, such as U.S. export regulations. Failure to comply with any applicable regulations or laws could have an adverse effect on our results of operations.

We plan to increase our global presence, including through global shipping that we currently offer through a third party vendor. We have limited experience with international sales, anticipating consumer tastes and trends in different countries, and marketing to customers overseas. Moreover, global awareness of our brands and our products may not be high and, as a result, our global sales may not be successful or result in the revenues we anticipate. Also, our products may not be accepted, either due to foreign legal requirements or due to different consumer tastes and trends. If our global growth initiatives are not successful, or if we or our third party vendors fail to comply with any applicable regulations or laws, the value of our brands may be impaired and negatively affect our future opportunities for global growth, which could adversely affect our results of operations.

In addition, we operate several subsidiaries in Asia and Europe, which includes managing overseas employees, and plan to continue expanding these overseas operations in the future. We have limited experience operating overseas subsidiaries and managing non-U.S. employees and, as a result, may encounter cultural challenges with local practices and customs that may result in harm to our reputation and the value of our brands. Our global presence also exposes us to the laws and regulations of these jurisdictions, including those related to marketing, privacy, data protection and employment. We may be unable to keep current with government requirements as they change from time to time. Our failure to comply with such laws and regulations may harm our reputation, adversely affect our future opportunities for growth and expansion in these countries, and harm our business and operating results.

Moreover, our global operations subject us to a variety of risks and challenges, including:

- increased management, infrastructure and legal compliance costs;
- increased financial accounting and reporting requirements and complexities;
- general economic conditions, changes in diplomatic and trade relationships and political and social instability in each country or region;
- economic uncertainty around the world;
- compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations;
- compliance with U.S. laws and regulations for foreign operations;
- dependence on certain third parties, including vendors and other service providers, with whom we do not have extensive experience;
- fluctuations in currency exchange rates and the related effect on our financial results;
- reduced or varied protection for intellectual property rights in some countries and practical difficulties of enforcing such rights abroad; and
- compliance with the laws of foreign taxing jurisdictions and the overlapping of different tax regimes.

Any of these risks could adversely affect our global operations, reduce our global revenues or increase our operating costs, adversely affecting our business, operating results and financial condition and growth prospects.

In addition, as we continue to expand our global operations, we are subject to certain U.S. laws, including the Foreign Corrupt Practices Act, in addition to the laws of the foreign countries in which we operate. We must ensure that our employees comply with these laws. If any of our overseas operations, or our employees or agents, violates such laws, we could become subject to sanctions or other penalties that could negatively affect our reputation, business and operating results.

If our operating and financial performance in any given period does not meet the extensive guidance that we have provided to the public, our stock price may decline.

We provide extensive public guidance on our expected operating and financial results for future periods. Although we believe that this guidance provides investors and analysts with a better understanding of management's expectations for the future and is useful to our stockholders and potential stockholders, such guidance is comprised of forward-looking statements subject to the risks and uncertainties described in this report and in our other public filings and public statements. Our actual results may not always be in line with or exceed the guidance we have provided, especially in times of economic uncertainty. In the past, when we have reduced our previously provided guidance, the market price of our common stock has declined. If, in the future, our operating or financial results for a particular period do not meet our guidance or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of our common stock may decline as well.

A variety of factors, including seasonality and the economic environment, may cause our quarterly operating results to fluctuate, leading to volatility in our stock price.

Our quarterly results have fluctuated in the past and may fluctuate in the future, depending upon a variety of factors, including shifts in the timing of holiday selling seasons, including Valentine's Day, Easter, Halloween, Thanksgiving and Christmas, as well as changes in economic conditions. Historically, a significant portion of our revenues and net earnings have typically been realized during the period from October through December each year. In anticipation of increased holiday sales activity, we incur certain significant incremental expenses prior to and during peak selling seasons, particularly October through December, including fixed catalog production and mailing costs and the costs associated with hiring a substantial number of temporary employees to supplement our existing workforce.

We may require external funding sources for operating funds, which may cost more than we expect, or not be available at the levels we require and, as a consequence, our expenses and operating results could be negatively affected.

We regularly review and evaluate our liquidity and capital needs. We currently believe that our available cash, cash equivalents and cash flow from operations will be sufficient to finance our operations and expected capital requirements for at least the next 12 months. However, we might experience periods during which we encounter additional cash needs and we might need additional external funding to support our operations. Although we were able to amend our line of credit facility during fiscal 2010 on acceptable terms, in the event we require additional liquidity from our lenders, such funds may not be available to us or may not be available to us on acceptable terms in the future. For example, in the event we were to breach any of our financial covenants, our banks would not be required to provide us with additional funding, or they may require us to renegotiate our existing credit facility on less favorable terms. In addition, we may not be able to renew our letters of credit that we use to help pay our suppliers on terms that are acceptable to us, or at all, as the availability of letter of credit facilities may become limited. Further, the providers of such credit may reallocate the available credit to other borrowers. If we are unable to access credit at the levels we require, or the cost of credit is greater than expected, it could adversely affect our operating results.

Disruptions in the financial markets may adversely affect our liquidity and capital resources and our business.

Disruptions in the global financial markets and banking systems have made credit and capital markets more difficult for companies to access, even for some companies with established revolving or other credit facilities. We have access to capital through our revolving line of credit facility. Each financial institution, which is part of the syndicate for our revolving line of credit facility, is responsible for providing a portion of the loans to be made under the facility. If any participant, or group of participants, with a significant portion of the commitments in our revolving line of credit facility fails to satisfy its obligations to extend credit under the facility and we are unable to find a replacement for such participant or group of participants on a timely basis (if at all), our liquidity and our business may be materially adversely affected.

If we are unable to pay quarterly dividends or repurchase our stock at intended levels, our reputation and stock price may be harmed.

As of January 29, 2012, we had completed our $125,000,000 stock repurchase program authorized by our Board of Directors in January 2011 and, in January 2012, our Board of Directors authorized the repurchase of up to an additional $225,000,000 of our common stock. In addition, in January 2012, our Board of Directors authorized an increase in our quarterly cash dividend from $0.17 to $0.22 per common share for an annual cash dividend of $0.88 per share. The dividend and stock repurchase program may require the use of a significant portion of our cash earnings. As a result, we may not retain a sufficient amount of cash to fund our operations or finance future growth opportunities, new product development initiatives and unanticipated capital expenditures. Further, our Board of Directors may, at its discretion, decrease the intended level of dividends or entirely discontinue the payment of dividends at any time. The stock repurchase program does not have an expiration date and may be limited at any time. Our ability to pay dividends and repurchase stock will depend on our ability to generate sufficient cash flows from operations in the future. This ability may be subject to certain economic, financial, competitive and other factors that are beyond our control. Any failure to pay dividends or repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and our investors' views of us could be harmed.

We have evaluated and tested our internal controls in order to allow management to report on, and our registered independent public accounting firm to attest to, the effectiveness of our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. If we are not able to continue to meet the requirements of Section 404 in a timely manner, or with adequate compliance, we would be required to disclose material weaknesses if they develop or are uncovered and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or the New York Stock Exchange. In addition, our internal controls may not prevent or detect all errors and fraud. A control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable assurance that the objectives of the control system will be met. If any of the above were to occur, our business and the perception of us in the financial markets could be negatively impacted.

Changes to accounting rules or regulations may adversely affect our operating results.

Changes to existing accounting rules or regulations may impact our future operating results. A change in accounting rules or regulations may even affect our reporting of transactions completed before the change is effective. The introduction of new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. Future changes to accounting rules or regulations, or the questioning of current accounting practices, may adversely affect our operating results.

Changes to estimates related to our property and equipment, including information technology systems, or operating results that are lower than our current estimates at certain store locations, may cause us to incur impairment charges.

We make estimates and projections in connection with impairment analyses for certain of our store locations and other property and equipment, including information technology systems. Our impairment analyses determine whether projected cash flows from operations are sufficient to recover the carrying value of these assets. Impairment results when the carrying value of the asset exceeds the estimated undiscounted future cash flows over its remaining useful life. These calculations require us to make a number of estimates and projections of future results. If these estimates or projections change or prove incorrect, we may be, and have been, required to record impairment charges on certain store locations and other property and equipment, including information technology systems. These impairment charges have been significant in the past and may be significant in the future and, as a result of these charges, our operating results have been and may, in the future, be adversely affected.

If we do not properly account for our unredeemed gift certificates, gift cards and merchandise credits, our operating results will be harmed.

We maintain a liability for unredeemed gift cards, gift certificates and merchandise credits until the earlier of redemption, escheatment or four years. After four years, the remaining unredeemed gift cards, gift certificate or merchandise credit liability is relieved and recorded as a benefit within selling, general and administrative expenses. In the event that our historical redemption patterns change in the future, we might change the minimum time period for maintaining a liability for unredeemed gift certificates on our balance sheets, which would affect our financial position or operating results. Further, in the event that a state or states were to require that the unredeemed amounts be escheated to that state or states, our business and operating results would be harmed.

We may be exposed to risks and costs associated with credit card fraud and identity theft that could cause us to incur unexpected expenses and loss of revenue.

A significant portion of our customer orders are placed through our e-commerce websites or through our customer care centers. In addition, a significant portion of sales made through our retail channel require the collection of certain customer data, such as credit card information. In order for our sales channel to function and develop successfully, we and other parties involved in processing customer transactions must be able to transmit confidential information, including credit card information, securely over public networks. Third parties may have the technology or knowledge to breach the security of customer transaction data. Although we take the security of our systems and the privacy of our customers' confidential information seriously, we cannot guarantee that our security measures will effectively prevent others from obtaining unauthorized access to our information and our customers' information. Any person who circumvents our security measures could destroy or steal valuable information or disrupt our operations. Any security breach could cause consumers to lose confidence in the security of our website or stores and choose not to purchase from us. Any security breach could also expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and harm our reputation, any of which could harm our business.

In addition, states and the federal government are increasingly enacting laws and regulations to protect consumers against identity theft. Also, as our business expands globally, we are subject to data privacy and other similar laws in various foreign jurisdictions. Compliance with these laws will likely increase the costs of doing business and, if we fail to implement appropriate safeguards or to detect and provide prompt notice of unauthorized access as required by some of these new laws, we could be subject to potential claims for damages and other remedies, which could harm our business.

Fluctuations in our tax obligations and effective tax rate may result in volatility of our operating results and stock price.

We are subject to income taxes in many U.S. and certain foreign jurisdictions, and our domestic and global tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our provision for income taxes is subject to volatility and could be adversely impacted by a number of factors that require significant judgment and estimation. Although we believe our estimates are reasonable, the final tax outcome of these matters may materially differ from our estimates and adversely affect our financial condition or operating results. We record tax expense based on our estimates of future payments, which include reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are evaluated.

In addition, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings in countries with differing statutory tax rates or by changes to existing rules or regulations. Further, pending tax legislation in the U.S. and abroad could negatively impact our current or future tax structure and effective tax rates.

If we fail to attract and retain key personnel, our business and operating results may be harmed.

Our future success depends to a significant degree on the skills, experience and efforts of key personnel in our senior management, whose vision for our company, knowledge of our business and expertise would be difficult to replace. If any of our key employees leaves, are seriously injured or are unable to work, and we are unable to find a qualified replacement, we may be unable to execute our business strategy.

In addition, our main offices are located in the San Francisco Bay Area, where competition for personnel with retail and technology skills can be intense. If we fail to identify, attract, retain and motivate these skilled personnel, especially in this challenging economic environment, our business may be harmed. Further, in the event we need to hire additional personnel, we may experience difficulties in attracting and successfully hiring such individuals due to competition for highly skilled personnel, as well as the significantly higher cost of living expenses in our market.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease store locations, distribution centers, customer care centers and corporate facilities for original terms ranging generally from 3 to 22 years. Certain leases contain renewal options for periods of up to 20 years.

For our store locations, our gross leased store space, as of January 29, 2012, totaled approximately 5,743,000 square feet for 576 stores compared to approximately 5,831,000 square feet for 592 stores as of January 30, 2011.

Distribution Centers
We lease distribution facility space in the following locations:

Location	Occupied Square Footage (Approximate)
Olive Branch, Mississippi	2,105,000
South Brunswick, New Jersey	1,351,000
City of Industry, California	1,180,000
Memphis, Tennessee[1]	1,023,000
Claremont, North Carolina	412,000
Portland, Oregon	91,000
Urbancrest, Ohio	73,000
Lakeland and Pompano Beach, Florida	72,000

[1] *See Note F to our Consolidated Financial Statements for more information.*

In March 2011, we entered into a seven year agreement to lease a 412,000 square foot building in Claremont, North Carolina to support our upholstered furniture manufacturing and furniture delivery operations. This new facility replaced our Hickory, North Carolina facility upon its lease expiration in April 2011.

During the third quarter of fiscal 2011, we eliminated 781,000 square feet of excess distribution capacity by exiting one of our distribution centers located in Cranbury, New Jersey upon its lease expiration.

During the fourth quarter of fiscal 2011, we acquired Rejuvenation Inc., which occupies 91,000 square feet of distribution space in Portland, Oregon. This lease expires in December 2021.

In addition to the above long-term contracts, we enter into other agreements for offsite storage needs for both our distribution centers and our retail store locations, as well as other distribution center operations. As of January 29, 2012, we had approximately 136,000 square feet of leased space relating to these agreements that is not included in the occupied square footage reported above. This compares to approximately 236,000 square feet of leased space as of January 30, 2011.

Customer Care Centers
We lease customer care center space in the following locations:

Location	Occupied Square Footage (Approximate)
Las Vegas, Nevada	36,000
Oklahoma City, Oklahoma	36,000
Shafter, California	7,000
The Colony, Texas	7,000
Portland, Oregon	2,000

During the second quarter of fiscal 2011, we began occupying a 7,000 square foot customer care center in The Colony, Texas.

During the fourth quarter of fiscal 2011, we acquired Rejuvenation, which occupies 2,000 square feet of customer care center space in Portland, Oregon. This lease expires in December 2021.

Corporate Facilities
We also lease office, design studio, photo studio, warehouse and data center space in the following locations:

Location	Occupied Square Footage (Approximate)
Brisbane, California	194,000
San Francisco, California	96,000
New York City, New York	67,000
Rocklin, California	25,000

In February 2011, we entered into a ten year agreement to lease an additional 59,000 square feet of corporate office space in San Francisco, California.

Owned Properties
In addition to the above leased facilities, we own buildings comprising approximately 353,000 square feet that we use for our corporate headquarters located in San Francisco, California and a 13,000 square foot data center located in Memphis, Tennessee.

We believe that all of our facilities are adequate for our current needs and that suitable additional or substitute space will be available in the future to replace our existing facilities, or to accommodate the expansion of our operations, if necessary.

ITEM 3. LEGAL PROCEEDINGS

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes are not currently material. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our consolidated financial statements taken as a whole.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol WSM. The following table sets forth the high and low selling prices of our common stock on the NYSE for the periods indicated:

Fiscal 2011	High	Low
4th Quarter	$39.98	$33.03
3rd Quarter	$40.07	$27.90
2nd Quarter	$45.48	$34.40
1st Quarter	$44.20	$32.03
Fiscal 2010	**High**	**Low**
4th Quarter	$36.82	$31.69
3rd Quarter	$34.61	$24.57
2nd Quarter	$31.08	$23.34
1st Quarter	$31.70	$18.42

The closing price of our common stock on the NYSE on March 26, 2012 was $39.04. See Quarterly Financial Information on page 65 of this Annual Report on Form 10-K for the quarter-end closing price of our common stock for each quarter listed above.

STOCKHOLDERS

The number of stockholders of record of our common stock as of March 26, 2012 was 412. This number excludes stockholders whose stock is held in nominee or street name by brokers.

PERFORMANCE GRAPH

This graph compares the cumulative total stockholder return for our common stock with those for the NYSE Composite Index and the S&P Retailing Index, our peer group index. The cumulative total return listed below assumed an initial investment of $100 and reinvestment of dividends. The graph shows historical stock price performance, including reinvestment of dividends, and is not necessarily indicative of future performance.

COMPARISON OF FIVE - YEAR CUMULATIVE TOTAL RETURN*
Among Williams-Sonoma, Inc., the NYSE Composite Index,
and the S&P Retailing Index



$140
$120
$100
$80
$60
$40
$20
$0
1/26/07
2/1/08
1/30/09
1/31/10
1/30/11
1/29/12
Williams-Sonoma, Inc.
NYSE Composite
S&P Retailing

	1/26/07	2/1/08	1/30/09	1/31/10	1/30/11	1/29/12
Williams-Sonoma, Inc.	100.00	81.60	24.39	60.20	104.55	115.75
NYSE Composite Index	100.00	103.57	59.63	81.16	97.25	97.33
S&P Retailing Index	100.00	88.78	56.50	90.47	116.18	132.94

*** Notes:**

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indices are re-weighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

DIVIDEND POLICY

In January 2012, our Board of Directors authorized an increase in our quarterly cash dividend from $0.17 to $0.22 per common share, subject to capital availability. During fiscal 2011, total cash dividends declared were approximately $76,308,000, or $0.17 per common share in each of the first three quarters of fiscal 2011 and $0.22 per common share in the fourth quarter. During fiscal 2010, total cash dividends declared were approximately $62,574,000, or $0.13 per common share in the first quarter and $0.15 per common share per quarter thereafter. Our quarterly cash dividend may be limited or terminated at any time.

STOCK REPURCHASE PROGRAM

In January 2011, our Board of Directors authorized a stock repurchase program to purchase up to $125,000,000 of our common stock, and in January 2012, our Board of Directors authorized a new stock repurchase program to purchase up to $225,000,000 of our common stock. During fiscal 2011, we repurchased 5,384,036 shares of our common stock at an average cost of $36.11 per share and a total cost of approximately $194,429,000. As of January 29, 2012, we had completed our $125,000,000 stock repurchase program authorized by our Board of Directors in January 2011, and had $155,571,000 remaining under the $225,000,000 stock repurchase program authorized by our Board of Directors in January 2012.

The following table summarizes our repurchases of shares of our common stock during the fourth quarter of fiscal 2011:

Fiscal period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
October 31, 2011 – November 27, 2011	251,250	$37.27	251,250	$ 21,650,000
November 28, 2011 – December 25, 2011	258,500	$38.04	258,500	$ 11,815,000
December 26, 2011 – January 29, 2012	2,344,078	$34.66	2,344,078	$155,571,000
Total	2,853,828	$35.20	2,853,828	$155,571,000

Stock repurchases under this program may be made through open market and privately negotiated transactions at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, capital availability and other market conditions. The stock repurchase program does not have an expiration date and may be limited or terminated at any time without prior notice.

During fiscal 2010, we repurchased $125,000,000, or 4,263,463 shares of our common stock, at an average cost of $29.32 per share under programs previously authorized by our Board of Directors. We did not repurchase any shares of our common stock during fiscal 2009.

ITEM 6. SELECTED FINANCIAL DATA

Five-Year Selected Financial Data

Dollars and amounts in thousands, except percentages, per share amounts and retail stores data	Jan. 29, 2012 (52 Weeks)	Jan. 30, 2011 (52 Weeks)	Jan. 31, 2010 (52 Weeks)	Feb. 1, 2009 (52 Weeks)	Feb. 3, 2008 (53 Weeks)
Results of Operations					
Net revenues	$3,720,895	$3,504,158	$3,102,704	$3,361,472	$3,944,934
Net revenue growth (decline)	6.2%	12.9%	(7.7%)	(14.8%)	5.8%
Comparable brand revenue growth (decline)[1]	7.3%	13.9%	(9.3%)	(15.6%)	2.2%
Gross margin	$1,459,856	$1,373,859	$1,103,237	$1,135,172	$1,535,971
Gross margin as a percent of net revenues	39.2%	39.2%	35.6%	33.8%	38.9%
Operating income[2]	$ 381,732	$ 323,414	$ 121,442	$ 42,153	$ 313,398
Operating margin[3]	10.3%	9.2%	3.9%	1.3%	7.9%
Net earnings	$ 236,931	$ 200,227	$ 77,442	$ 30,024	$ 195,757
Basic net earnings per share	$ 2.27	$ 1.87	$ 0.73	$ 0.28	$ 1.79
Diluted net earnings per share	$ 2.22	$ 1.83	$ 0.72	$ 0.28	$ 1.76
Financial Position					
Working capital	$ 704,567	$ 735,878	$ 616,711	$ 479,936	$ 438,241
Total assets	$2,060,838	$2,131,762	$2,079,169	$1,935,464	$2,093,854
Return on assets	11.3%	9.5%	3.9%	1.5%	9.4%
Long-term debt and other long-term obligations	$ 52,015	$ 59,048	$ 62,792	$ 62,071	$ 68,761
Stockholders' equity	$1,255,262	$1,258,863	$1,211,595	$1,147,984	$1,165,723
Stockholders' equity per share (book value)	$ 12.50	$ 12.00	$ 11.33	$ 10.86	$ 11.07
Return on equity	18.8%	16.2%	6.6%	2.6%	16.9%
Debt-to-equity ratio	0.6%	0.7%	0.8%	2.2%	2.2%
Annual dividends declared per share	$ 0.73	$ 0.58	$ 0.48	$ 0.48	$ 0.46
Direct-to-Customer Net Revenues					
Direct-to-customer net revenue growth (decline)	12.4%	18.6%	(12.5%)	(15.9%)	5.7%
Direct-to-customer net revenues as a percent of net revenues	43.9%	41.5%	39.5%	41.6%	42.2%
E-commerce net revenue growth (decline)	17.9%	26.9%	(8.7%)	(6.4%)	19.0%
E-commerce net revenues as a percent of direct-to-customer net revenues	86.4%	82.4%	77.0%	73.9%	66.3%
Catalogs circulated during the year	259,675	265,138	262,351	313,740	393,160
Percent increase (decrease) in number of catalogs circulated	(2.1%)	1.1%	(16.4%)	(20.2%)	3.7%
Percent increase (decrease) in number of pages circulated	(2.6%)	(1.3%)	(21.1%)	(30.3%)	7.9%
Retail Net Revenues					
Retail net revenue growth (decline)	1.8%	9.2%	(4.3%)	(14.0%)	5.9%
Retail net revenues as a percent of net revenues	56.1%	58.5%	60.5%	58.4%	57.8%
Comparable store sales growth (decline)[1]	3.5%	9.8%	(5.1%)	(17.2%)	0.3%
Store count					
Williams-Sonoma	259	260	259	264	256
Pottery Barn	194	193	199	204	198
Pottery Barn Kids	83	85	87	95	94
West Elm	37	36	36	36	27
Williams-Sonoma Home	—	—	11	10	9
Rejuvenation	3	—	—	—	—
Outlets[4]	—	18	18	18	16
Number of stores at year-end	576	592	610	627	600
Store selling square footage at year-end	3,535,000	3,609,000	3,763,000	3,828,000	3,575,000
Store leased square footage at year-end	5,743,000	5,831,000	6,081,000	6,148,000	5,739,000

[1] *Comparable brand revenue and comparable store sales are calculated on a 52-week to 52-week basis, with the exception of fiscal 2007 which was calculated on a 53-week to 53-week basis. See definition of comparable brand revenue and comparable stores within Management's Discussion and Analysis of Financial Condition and Results of Operations.*

[2] *Operating income is defined as earnings before net interest income or expense and income taxes.*

[3] *Operating margin is defined as operating income as a percentage of net revenues.*

[4] *Beginning in fiscal 2011, Outlet stores and their leased square footage have been reclassified into their respective brands.*

The information set forth above is not necessarily indicative of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto in this Annual Report on Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition, results of operations, and liquidity and capital resources for the 52 weeks ended January 29, 2012 ("fiscal 2011"), the 52 weeks ended January 30, 2011 ("fiscal 2010"), and the 52 weeks ended January 31, 2010 ("fiscal 2009") should be read in conjunction with our consolidated financial statements and notes thereto. All explanations of changes in operational results are discussed in order of magnitude.

OVERVIEW

Fiscal 2011 Financial Results

Fiscal 2011 was a year of record earnings for Williams-Sonoma, Inc. where we saw increases in revenues and profitability, and executed key elements of our long-term strategy to be the leading multi-channel retailer of home furnishings and house wares in the world. Through strong execution and a superior multi-channel strategy, we delivered record earnings and profitability in a promotional retail environment.

In fiscal 2011, our net revenues increased 6.2% to $3,720,895,000 compared to $3,504,158,000 in fiscal 2010 (including comparable brand revenue growth of 7.3%), and we increased our fiscal 2011 diluted earnings per share to $2.22, versus $1.83 in fiscal 2010. We also ended the year with $502,757,000 in cash after returning $263,306,000 to our stockholders through stock repurchases and dividends and investing approximately $25,657,000 in the acquisition of Rejuvenation. During the year, we increased our dividend twice for a total increase of 47%, and we announced share repurchase authorizations of $350,000,000.

Direct-to-customer net revenues in fiscal 2011 increased by $180,239,000, or 12.4%, compared to fiscal 2010. This increase was driven by growth across all brands, led by Pottery Barn, West Elm and Pottery Barn Kids. In e-commerce, net revenues increased 17.9% to $1,410,236,000 in fiscal 2011, compared to $1,196,613,000 in fiscal 2010.

Retail net revenues in fiscal 2011 increased by $36,498,000, or 1.8%, compared to fiscal 2010. This increase was primarily driven by West Elm, Pottery Barn, international franchise operations and Pottery Barn Kids, despite a 1.5% year-over-year reduction in retail leased square footage, due to 16 net fewer stores (including the closure of our Williams-Sonoma Home stores at the end of fiscal 2010). Comparable store sales in fiscal 2011 increased 3.5%.

In the Pottery Barn brand, comparable brand revenues increased 7.6% and net revenues grew to $1,600,847,000. Innovative and relevant seasonal merchandise assortments and a strategic value proposition delivered these results. In West Elm, comparable brand revenues increased 30.3%. New product and category introductions, a strong seasonal assortment, an enhanced value proposition, and highly effective multi-channel marketing drove these results. In the Pottery Barn Kids brand, net revenues increased to $521,565,000 and comparable brand revenues increased 7.4%. An expanded product assortment, a compelling value proposition, and an effective traffic-generating promotional calendar drove these results. In Williams-Sonoma, net revenues were $994,425,000 and comparable brand revenues declined 0.3%. This net revenue decline was primarily due to promotional activity on nationally branded products, particularly in the retail channel.

Fiscal 2011 Operational Results

Throughout the year, we continued to invest in our key long-term growth initiatives, including driving growth in our direct-to-customer channel, expanding the reach of West Elm, increasing our global presence and executing against our business development strategy.

In our global business, we completed the launch of our new global shipping websites across all brands (with the exception of Rejuvenation), which allow us to ship from the U.S. to customers in more than 75 countries around the world. We also continued to aggressively explore profitable opportunities for retail expansion in other regions of the world, as the existing 13 franchised stores in the Middle East continue to introduce new customers to our brands.

In our supply chain, we continued to see ongoing customer service and cost reduction benefits from our Asian sourcing, distribution, transportation and packaging initiatives. We also completed the transition of our North Carolina upholstered furniture operations to our new state-of-the-art facility as demand for our high quality, exclusive upholstered products continues to grow.

In business development, we acquired Rejuvenation, which is headquartered in Portland, Oregon. Rejuvenation is a leading manufacturer and multi-channel retailer of custom configured and authentic made-to-order lighting, in addition to high-end door and cabinet hardware.

Fiscal 2012

As we look forward to fiscal 2012, we continue to be focused on the customer so that we can continue to deliver increased revenue and profitability, while simultaneously investing in our future. Our key initiatives for 2012 are: to continue to grow sales in each of our existing brands through innovative product introductions and compelling marketing; to invest in the competitive strengths of our multi-channel business; to invest in our supply chain to ensure that we have the highest service levels in the industry; to leverage our customer insights to fill white space by developing new businesses within and outside of our current framework of brands; to answer the worldwide demand for our products by expanding the global presence of our brands; and to invest in the technologies that underlie all of these strategies in order to make it easy for our customers to decorate, entertain and cook at home.

E-commerce is our fastest growing and most profitable channel, and a key component of our future strategy. Unlike most other retailers, we already have a large percentage of our business online. In 2011, direct-to-customer net revenues grew to 43.9% of total company net revenues and e-commerce net revenues grew from 34.1% to 37.9% of total company net revenues. We believe our direct-to-customer percentage will grow to more than 50% over the next three years as we become less reliant on retail store expansion to drive increased profitability and long-term growth. To enhance and improve our e-commerce performance in 2012, we are focused on back-end technology investments and leveraging multi-channel customer data to enhance the online shopping experience and to make it easier to shop for custom configurations and personalized items.

In supply chain, we are focused on further improving customer service and enhancing profitability. In global sourcing and manufacturing, we will continue to build quality into every phase of the design and manufacturing process, and we are committed to further reducing returns and replacements due to damage and defects. Our new sourcing offices in China, Vietnam and Singapore are critical to achieving these goals. Fiscal 2012 will be the first full year we will operate our consolidated east coast distribution operations, as well as our new, state-of-the-art upholstered furniture manufacturing facility in North Carolina. Additionally, we will begin investing in the redesign, consolidation and modernization of our conveyable direct-to-customer distribution operations in Memphis, Tennessee. We are also committed to engineering value into our products while reducing waste. We believe that we can partially offset rising raw material and labor costs through improved packaging, design engineering and optimized transportation. This is an important tenet of our commitment to economic, social and environmental sustainability.

New business development is another key component of our growth strategy. In 2012, we will continue to identify innovative and exclusive businesses to develop internally or acquire that we believe can expand our reach and drive sustained profitable growth. Rejuvenation is an example of our acquisition strategy. It represents a significant opportunity to leverage our multi-channel and supply chain capabilities with the exclusive, high-quality lighting and house parts that Rejuvenation manufactures. Cultivate.com, announced in early 2012, is an example of an internally developed web-based business that offers inspiration, design help, and resources for homeowners and design professionals.

The largest new opportunity that we see in our future is in global expansion. In 2012, we will expand our global e-commerce shipping capabilities by increasing the number of countries we ship to from 75 to 99 and will continue to expand our franchise presence in the Middle East, growing from 13 franchised stores to a total of 18 franchised stores, including the addition of the Williams-Sonoma, PBteen and West Elm brands in fiscal 2012. In 2012, we will also begin investing in our multi-channel, fully integrated, global IT platform. This is a multi-year project that will foundationally support our broader global strategy.

In order to support these long-term e-commerce, global expansion, supply chain and other business development growth strategies, we expect our fiscal 2012 capital investment to be in the range of $200,000,000 to $220,000,000 and to invest an additional $15,000,000 to $20,000,000 in incremental selling, general and administrative expenses. Including all of these investments, in fiscal 2012 (a 53-week year), we expect net revenues to increase in the range of 6% to 8% and diluted earnings per share to be in the range of $2.37 to $2.47 with more than $240,000,000 expected to be returned to stockholders through share repurchases and dividends.

Results of Operations

NET REVENUES

Net revenues consist of direct-to-customer net revenues and retail net revenues. Direct-to-customer net revenues include sales of merchandise to customers through our e-commerce websites and our catalogs, as well as shipping fees. Retail net revenues include sales of merchandise to customers at our retail stores, as well as shipping fees on any retail products shipped to our customers' homes. Shipping fees consist of revenue received from customers for delivery of merchandise to their homes. Revenues are presented net of sales returns and other discounts.

Dollars in thousands	Fiscal 2011	% Total	Fiscal 2010	% Total	Fiscal 2009	% Total
Direct-to-customer net revenues	$1,632,811	43.9%	$1,452,572	41.5%	$1,224,670	39.5%
Retail net revenues	2,088,084	56.1%	2,051,586	58.5%	1,878,034	60.5%
Net revenues	$3,720,895	100.0%	$3,504,158	100.0%	$3,102,704	100.0%

Net revenues in fiscal 2011 increased by $216,737,000, or 6.2%, compared to fiscal 2010. This increase was driven by growth of 7.3% in comparable brand revenue, including e-commerce net revenue growth of 17.9% within the direct-to-customer channel and a 3.5% increase in comparable store sales. Increased net revenues during fiscal 2011 were driven by the Pottery Barn, West Elm and Pottery Barn Kids brands.

Net revenues in fiscal 2010 increased by $401,454,000, or 12.9%, compared to fiscal 2009. This increase was driven by growth of 26.9% in our e-commerce net revenues primarily driven by increased Internet advertising and growth of 9.8% in comparable store sales, partially offset by a 4.1% year-over-year reduction in retail leased square footage, including 18 net fewer stores. Increased net revenues during fiscal 2010 were driven by the Pottery Barn, Pottery Barn Kids, West Elm and Williams-Sonoma brands.

The following table summarizes our net revenues by brand for fiscal 2011, fiscal 2010 and fiscal 2009.

Dollars in thousands	Fiscal 2011	Fiscal 2010	Fiscal 2009
Pottery Barn	$1,600,847	$1,511,029	$1,304,319
Williams-Sonoma	994,425	1,006,086	958,461
Pottery Barn Kids	521,565	487,647	432,999
West Elm	335,980	259,936	211,576
PBteen	212,270	197,635	163,240
Other	55,808	41,825	32,109
Total	$3,720,895	$3,504,158	$3,102,704

Comparable Brand Revenue Growth

Comparable brand revenue includes retail comparable store sales and direct-to-customer sales, as well as shipping fees, sales returns and other discounts associated with current period sales. Outlet comparable store net revenues are also included in their respective brands. Sales related to our international franchised stores have been excluded as these stores are not operated by us.

Comparable stores are defined as permanent stores in which gross square footage did not change by more than 20% in the previous 12 months and which have been open for at least 12 consecutive months without closure for seven or more consecutive days.

Percentages represent changes in comparable brand revenue compared to the same period in the prior year.

Comparable brand revenue growth (decline)	Fiscal 2011	Fiscal 2010	Fiscal 2009
Pottery Barn	7.6%	17.7%	(11.1%)
Williams-Sonoma	(0.3%)	5.0%	(3.2%)
Pottery Barn Kids	7.4%	16.4%	(12.0%)
West Elm	30.3%	20.8%	(21.7%)
PBteen	7.4%	21.1%	(4.7%)
Total	7.3%	13.9%	(9.3%)

DIRECT-TO-CUSTOMER NET REVENUES

Dollars in thousands	Fiscal 2011	Fiscal 2010	Fiscal 2009
Direct-to-customer net revenues	$1,632,811	$1,452,572	$1,224,670
Direct-to-customer net revenue growth (decline)	12.4%	18.6%	(12.5%)
E-commerce net revenue growth (decline)	17.9%	26.9%	(8.7%)
E-commerce net revenues as a percent of direct-to-customer net revenues	86.4%	82.4%	77.0%
Percent increase (decrease) in number of catalogs circulated	(2.1%)	1.1%	(16.4%)
Percent decrease in number of pages circulated	(2.6%)	(1.3%)	(21.1%)

Direct-to-customer net revenues in fiscal 2011 increased by $180,239,000, or 12.4%, compared to fiscal 2010. This increase was driven by growth across all brands, led by Pottery Barn, West Elm and Pottery Barn Kids. In e-commerce, net revenues increased 17.9% to $1,410,236,000 in fiscal 2011, compared to $1,196,613,000 in fiscal 2010.

Direct-to-customer net revenues in fiscal 2010 increased by $227,902,000, or 18.6%, compared to fiscal 2009. This increase was driven by 26.9% growth in e-commerce net revenues in fiscal 2010 compared to fiscal 2009. Increased net revenues during fiscal 2010 were driven by the Pottery Barn, Pottery Barn Kids and PBteen brands.

RETAIL NET REVENUES AND OTHER DATA

Dollars in thousands	Fiscal 2011	Fiscal 2010	Fiscal 2009
Retail net revenues	$2,088,084	$2,051,586	$1,878,034
Retail net revenue growth (decline)	1.8%	9.2%	(4.3%)
Comparable store sales growth (decline)	3.5%	9.8%	(5.1%)
Number of stores – beginning of year	592	610	627
Number of new stores	5	4	9
Number of acquired stores[1]	3	—	—
Number of new stores due to remodeling[2]	10	7	8
Number of closed stores due to remodeling[2]	(7)	(5)	(11)
Number of permanently closed stores	(27)	(24)	(23)
Number of stores – end of year	576	592	610
Store selling square footage at year-end	3,535,000	3,609,000	3,763,000
Store leased square footage ("LSF") at year-end	5,743,000	5,831,000	6,081,000

[1] *On November 1, 2011, we acquired Rejuvenation, Inc. See Note N to our consolidated financial statements.*

[2] *Remodeled stores are defined as those stores temporarily closed and subsequently reopened during the year due to square footage expansion, store modification or relocation.*

	Fiscal 2011		Fiscal 2010		Fiscal 2009	
	Store Count	Avg. LSF Per Store	Store Count	Avg. LSF Per Store	Store Count	Avg. LSF Per Store
Williams-Sonoma	259	6,500	260	6,400	259	6,300
Pottery Barn	194	13,800	193	13,100	199	13,000
Pottery Barn Kids	83	8,200	85	8,100	87	8,100
West Elm	37	17,100	36	17,100	36	17,600
Williams-Sonoma Home	—	—	—	—	11	13,200
Rejuvenation	3	17,200	—	—	—	—
Outlets[1]	—	—	18	19,600	18	20,200
Total[2]	576	10,000	592	9,800	610	10,000

[1] *Beginning in fiscal 2011, Outlet stores and their leased square footage have been reclassified into their respective brands.*

[2] *Temporary "pop-up" stores, where lease terms are typically short-term in nature and are used to test new markets, are not included in the totals above as they are not considered permanent stores.*

Retail net revenues in fiscal 2011 increased by $36,498,000, or 1.8%, compared to fiscal 2010. This increase was primarily driven by West Elm, Pottery Barn, international franchise operations and Pottery Barn Kids, despite a 1.5% year-over-year reduction in retail leased square footage, due to 16 net fewer stores (including the closure of our Williams-Sonoma Home stores at the end of fiscal 2010). Comparable store sales in fiscal 2011 increased 3.5%.

Retail net revenues in fiscal 2010 increased by $173,552,000, or 9.2%, compared to fiscal 2009. This increase was driven by growth of 9.8% in comparable store sales, partially offset by a 4.1% year-over-year reduction in retail leased square footage, including 18 net fewer stores. Increased net revenues during fiscal 2010 were driven by the Pottery Barn, West Elm and Williams-Sonoma brands.

COST OF GOODS SOLD

Dollars in thousands	Fiscal 2011	% Net Revenues	Fiscal 2010	% Net Revenues	Fiscal 2009	% Net Revenues
Cost of goods sold[1]	$2,261,039	60.8%	$2,130,299	60.8%	$1,999,467	64.4%

[1] *Includes total occupancy expenses of $500,660,000, $506,712,000 and $519,224,000 in fiscal 2011, fiscal 2010 and fiscal 2009, respectively.*

Cost of goods sold includes cost of goods, occupancy expenses and shipping costs. Cost of goods consists of cost of merchandise, inbound freight expenses, freight-to-store expenses and other inventory related costs such as shrinkage, damages and replacements. Occupancy expenses consist of rent, depreciation and other occupancy costs, including common area maintenance and utilities. Shipping costs consist of third party delivery services and shipping materials.

Our classification of expenses in cost of goods sold may not be comparable to other public companies, as we do not include non-occupancy related costs associated with our distribution network in cost of goods sold. These costs, which include distribution network employment, third party warehouse management and other distribution-related administrative expenses, are recorded in selling, general and administrative expenses.

Within our reportable segments, the direct-to-customer channel does not incur freight-to-store or store occupancy expenses, and typically operates with lower markdowns and inventory shrinkage than the retail channel. However, the direct-to-customer channel incurs higher customer shipping, damage and replacement costs than the retail channel.

Fiscal 2011 vs. Fiscal 2010

Cost of goods sold increased by $130,740,000, or 6.1%, in fiscal 2011 compared to fiscal 2010. Cost of goods sold as a percentage of net revenues remained flat at 60.8% in fiscal 2011 (which includes expense of approximately $375,000 from lease termination related costs associated with underperforming retail stores) compared to fiscal 2010 (which included expense of approximately $1,141,000 from lease termination related costs associated with underperforming retail stores). The leverage of fixed occupancy expenses due to increasing net revenues and a decrease in occupancy expense dollars was offset by lower selling margins due to higher promotional activity (including shipping fees).

In the direct-to-customer channel, cost of goods sold as a percentage of direct-to-customer net revenues increased approximately 70 basis points during fiscal 2011 compared to fiscal 2010. This increase as a percentage of net revenues was primarily driven by lower selling margins due to higher promotional activity (including shipping fees), partially offset by the leverage of fixed occupancy expenses due to increasing net revenues.

In the retail channel, cost of goods sold as a percentage of retail net revenues remained relatively flat during fiscal 2011 compared to fiscal 2010. A decrease in occupancy expense dollars and the leverage of fixed occupancy expenses due to increasing net revenues was offset by lower selling margins due to higher promotional activity.

Fiscal 2010 vs. Fiscal 2009

Cost of goods sold increased by $130,832,000, or 6.5%, in fiscal 2010 compared to fiscal 2009. Including expense of approximately $1,141,000 from lease termination related costs associated with underperforming retail stores, cost of goods sold as a percentage of net revenues decreased to 60.8% in fiscal 2010 from 64.4% in fiscal 2009 (which included expense of approximately $3,725,000 from lease termination related costs associated with underperforming retail stores and the exit of excess distribution capacity). This decrease as a percentage of net revenues was driven by the leverage of fixed occupancy expenses due to increasing net revenues, stronger selling margins, a decrease in occupancy expense dollars and a higher proportion of total company net revenues being generated year-over-year in the direct-to-customer channel which incurs a lower rate of occupancy expenses than the retail channel. This improvement was partially offset by higher inventory shrinkage versus last year.

In the direct-to-customer channel, cost of goods sold as a percentage of direct-to-customer net revenues decreased approximately 230 basis points during fiscal 2010 compared to fiscal 2009. This decrease as a percentage of net revenues was driven by stronger selling margins and the leverage of fixed occupancy expenses due to increasing net revenues.

In the retail channel, cost of goods sold as a percentage of retail net revenues decreased approximately 350 basis points during fiscal 2010 compared to fiscal 2009. This decrease as a percentage of net revenues was primarily driven by the leverage of fixed occupancy expenses due to increasing net revenues, stronger selling margins, and a decrease in occupancy expense dollars, partially offset by higher inventory shrinkage.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Dollars in thousands	Fiscal 2011	% Net Revenues	Fiscal 2010	% Net Revenues	Fiscal 2009	% Net Revenues
Selling, general and administrative expenses	$1,078,124	29.0%	$1,050,445	30.0%	$981,795	31.6%

Selling, general and administrative expenses consist of non-occupancy related costs associated with our retail stores, distribution warehouses, customer care centers, supply chain operations (buying, receiving and inspection) and corporate administrative functions. These costs include employment, advertising, third party credit card processing and other general expenses.

We experience differing employment and advertising costs as a percentage of net revenues within the retail and direct-to-customer channels due to their distinct distribution and marketing strategies. Store employment costs represent a greater percentage of retail net revenues than employment costs as a percentage of net revenues within the direct-to-customer channel. However, advertising expenses are higher within the direct-to-customer channel than in the retail channel.

Fiscal 2011 vs. Fiscal 2010

Selling, general and administrative expenses increased by $27,679,000, or 2.6%, in fiscal 2011 compared to fiscal 2010. Including expense of approximately $2,819,000 from asset impairment and early lease termination charges for underperforming retail stores, selling, general and administrative expenses as a percentage of net revenues decreased to 29.0% in fiscal 2011 from 30.0% in fiscal 2010 (which included $16,384,000 from asset impairment and early lease termination charges for underperforming retail stores and $4,319,000 associated with the retirement of our former Chairman and Chief Executive Officer). This decrease was primarily driven by a decrease in asset impairment and early lease termination charges related to our underperforming retail stores in fiscal 2011, lower incentive compensation costs, greater advertising productivity and reductions in other general expenses. This decrease was partially offset by higher employment which is reflective of our planned incremental investment to support our e-commerce, global expansion and business development growth strategies.

In the direct-to-customer channel, selling, general and administrative expenses as a percentage of direct-to-customer net revenues decreased approximately 120 basis points in fiscal 2011 compared to fiscal 2010. This decrease as a percentage of net revenues was primarily driven by greater advertising productivity and the leverage of other general expenses due to increasing net revenues, partially offset by higher employment.

In the retail channel, selling, general and administrative expenses as a percentage of retail net revenues decreased approximately 60 basis points in fiscal 2011 compared to fiscal 2010. This decrease as a percentage of net revenues was primarily driven by a decrease in asset impairment and early lease termination charges and reductions in other general expenses, partially offset by higher employment.

Fiscal 2010 vs. Fiscal 2009

Selling, general and administrative expenses increased by $68,650,000, or 7.0%, in fiscal 2010 compared to fiscal 2009. Including expense of approximately $16,384,000 from asset impairment and early lease termination charges for underperforming retail stores and $4,319,000 associated with the retirement of our former Chairman and Chief Executive Officer, selling, general and administrative expenses as a percentage of net revenues decreased to 30.0% in fiscal 2010 from 31.6% in fiscal 2009 (which included $32,898,000 from asset impairment and early lease termination charges for underperforming retail stores and $5,981,000 associated with the exit of excess distribution capacity). This decrease was primarily driven by lower employment costs (including the rate benefit from a higher proportion of total company net revenues being generated year-over-year in the direct-to-customer channel, which incurs a lower rate of employment expenses than the retail channel), a decrease in asset impairment and lease termination charges related to our underperforming retail stores in fiscal 2010, a decrease in other general expenses, expense related to the exit of excess distribution capacity recorded in fiscal 2009 that did not recur in fiscal 2010, and a reduction in the total company advertising expense rate despite the impact from a higher proportion of total company net revenues being generated year-over-year in the direct-to-customer channel. This decrease was partially offset by expense associated with the retirement of our former Chairman and Chief Executive Officer in fiscal 2010.

In the direct-to-customer channel, selling, general and administrative expenses as a percentage of direct-to-customer net revenues decreased approximately 190 basis points in fiscal 2010 compared to fiscal 2009. This decrease as a percentage of net revenues was primarily driven by a reduction in the advertising expense rate and lower employment costs.

In the retail channel, selling, general and administrative expenses as a percentage of retail net revenues decreased approximately 150 basis points in fiscal 2010 compared to fiscal 2009. This decrease as a percentage of net revenues was primarily driven by a decrease in asset impairment and lease termination charges related to our underperforming retail stores in fiscal 2010 and lower employment costs.

INCOME TAXES

Our effective income tax rate was 37.9% for fiscal 2011, 38.0% for fiscal 2010 and 35.6% for fiscal 2009. The increase in the effective income tax rate in fiscal 2010 over fiscal 2009 was primarily driven by certain favorable income tax resolutions that had a larger impact on the fiscal 2009 tax rate due to the lower level of earnings in fiscal 2009.

LIQUIDITY AND CAPITAL RESOURCES

As of January 29, 2012, we held $502,757,000 in cash and cash equivalent funds, the majority of which are held in money market funds and highly liquid U.S. Treasury bills. As is consistent within our industry, our cash balances are seasonal in nature, with the fourth quarter historically representing a significantly higher level of cash than other periods.

Throughout the fiscal year, we utilize our cash balances to build our inventory levels in preparation for our fourth quarter holiday sales. In fiscal 2012, we plan to use our cash resources to fund our inventory and inventory related purchases, advertising and marketing initiatives, purchases of property and equipment, stock repurchases and dividend payments. In addition to the current cash balances on hand, we have a credit facility that provides for a $300,000,000 unsecured revolving line of credit that may be used for loans or letters of credit. Prior to March 23, 2015, we may, upon notice to the lenders, request an increase in the credit facility of up to $200,000,000 to provide for a total of $500,000,000 of unsecured revolving credit. During fiscal 2011 and fiscal 2010, we had no borrowings under the credit facility, and no amounts were outstanding as of January 29, 2012 or January 30, 2011. However, as of January 29, 2012, $9,420,000 in issued but undrawn standby letters of credit was outstanding under the credit facility. Additionally, as of January 29, 2012, we had three unsecured letter of credit reimbursement facilities for a total of $90,000,000, of which an aggregate of $23,544,000 was outstanding. These letter of credit facilities represent only a future commitment to fund inventory purchases to which we had not taken legal title. We are currently in compliance with all of our bank covenants and, based on our current projections, we expect to remain in compliance throughout fiscal 2012. We believe our cash on hand, in addition to our available credit facilities, will provide adequate liquidity for our business operations over the next 12 months.

In fiscal 2011, net cash provided by operating activities was $291,334,000 compared to $355,989,000 in fiscal 2010. Net cash provided by operating activities in fiscal 2011 was primarily attributable to net earnings. Net cash provided by operating activities in fiscal 2011 decreased compared to fiscal 2010 primarily due to a decrease in accounts payable and accrued liabilities and a decrease in income taxes payable, partially offset by an increase in fiscal 2011 net earnings.

In fiscal 2010, net cash provided by operating activities was $355,989,000 compared to $490,718,000 in fiscal 2009. Net cash provided by operating activities in fiscal 2010 was primarily attributable to net earnings, and an increase in accounts payable and accrued liabilities, partially offset by an increase in merchandise inventories. Net cash provided by operating activities in fiscal 2010 decreased compared to fiscal 2009 primarily due to an increase in merchandise inventories and a decrease in income taxes payable, partially offset by an increase in fiscal 2010 net earnings.

Net cash used in investing activities was $157,704,000 for fiscal 2011 compared to $63,995,000 in fiscal 2010. Fiscal 2011 purchases of property and equipment were $130,353,000, comprised of $53,679,000 for systems development projects (including e-commerce websites), $42,263,000 for 5 new and 12 remodeled or expanded stores and $34,411,000 for distribution center and other infrastructure projects. Net cash used in investing activities for fiscal 2011 increased compared to fiscal 2010 primarily due to an increase in purchases of property and equipment, as well as our acquisition of Rejuvenation in the fourth quarter of fiscal 2011.

Net cash used in investing activities was $63,995,000 for fiscal 2010 compared to $71,230,000 in fiscal 2009. Fiscal 2010 purchases of property and equipment were $61,906,000, comprised of $35,311,000 for systems development projects (including e-commerce websites), $18,348,000 for 4 new and 7 remodeled or expanded stores and $8,247,000 for distribution center and other infrastructure projects. Net cash used in investing activities for fiscal 2010 decreased compared to fiscal 2009 primarily due to a reduction in purchases of property and equipment resulting from a decrease in the number of new and remodeled stores we opened during fiscal 2010, as well as proceeds from the sale of assets, partially offset by restricted cash deposits.

In fiscal 2012, we anticipate investing $200,000,000 to $220,000,000 in the purchase of property and equipment, primarily for systems development projects (including e-commerce websites), the construction of 17 new stores and 13 remodeled or expanded stores, and distribution center and other infrastructure projects.

For fiscal 2011, net cash used in financing activities was $259,039,000 compared to $178,315,000 in fiscal 2010. Net cash used in financing activities in fiscal 2011 was primarily attributable to repurchases of $194,429,000 of common stock and the payment of dividends of $68,877,000. Net cash used in financing activities in fiscal 2011 increased compared to fiscal 2010 primarily due to an increase in our repurchase of common stock.

For fiscal 2010, net cash used in financing activities was $178,315,000 compared to $55,498,000 in fiscal 2009. Net cash used in financing activities in fiscal 2010 was primarily attributable to the repurchase of $125,000,000 of common stock and the payment of dividends of $59,160,000. Net cash used in financing activities in fiscal 2010 increased compared to fiscal 2009 primarily due to the repurchase of common stock.

Dividend Policy

See section titled Dividend Policy within Part II, Item 5 of this Annual Report on Form 10-K for further information.

Stock Repurchase Program

See section titled Stock Repurchase Program within Part II, Item 5 of this Annual Report on Form 10-K for further information.

Contractual Obligations

The following table provides summary information concerning our future contractual obligations as of January 29, 2012:

	Payments Due by Period[1]				
Dollars in thousands	Fiscal 2012	Fiscal 2013 to Fiscal 2015	Fiscal 2016 to Fiscal 2017	Thereafter	Total
Capital leases	$ 260	$ 89	$ —	$ —	$ 349
Memphis-based distribution facilities obligation	1,535	5,389	—	—	6,924
Interest[2]	697	1,084	—	—	1,781
Operating leases[3]	221,591	534,023	257,240	373,385	1,386,239
Purchase obligations[4]	579,803	4,841	150	—	584,794
Total	$803,886	$545,426	$257,390	$373,385	$1,980,087

1 *This table excludes $14.0 million of liabilities for unrecognized tax benefits associated with uncertain tax positions as we are not able to reasonably estimate when and if cash payments for these liabilities will occur. This amount, however, has been recorded as a liability in the accompanying Consolidated Balance Sheet as of January 29, 2012.*

2 *Represents interest expected to be paid on our long-term debt and our capital leases.*

3 *Projected payments include only those amounts that are fixed and determinable as of the reporting date.*

4 *Represents estimated commitments at year-end to purchase inventory and other goods and services in the normal course of business to meet operational requirements.*

Memphis-Based Distribution Facilities Obligation

As of January 29, 2012, total debt of $6,924,000 consists entirely of bond-related debt pertaining to the consolidation of one of our Memphis-based distribution facilities due to its related party relationship and our obligation to renew the lease until the bonds are fully repaid. See discussion of our Memphis-based distribution facilities at Note F to our consolidated financial statements.

Operating Leases

We lease store locations, distribution centers, customer care centers, corporate facilities and certain equipment for original terms ranging generally from 3 to 22 years. Certain leases contain renewal options for periods up to 20 years. The rental payment requirements in our store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligation of the landlord has not been met. Contingent rental payments, including rental payments that are based on a percentage of sales, cannot be predicted with certainty at the onset of the lease term. Accordingly, any contingent rental payments are recorded as incurred each period when the sales threshold is probable of being met and are excluded from our calculation of deferred rent liability. See Notes A and E to our Consolidated Financial Statements.

We are party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts, we may provide certain routine indemnification relating to representations and warranties or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

Other Contractual Obligations
We have other liabilities reflected in our Consolidated Balance Sheets. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. The timing of these payments cannot be determined, except for amounts estimated to be payable in fiscal 2012 which are included in our current liabilities as of January 29, 2012.

Commercial Commitments

The following table provides summary information concerning our outstanding commercial commitments as of January 29, 2012:

	Amount of Outstanding Commitment Expiration By Period				
Dollars in thousands	Fiscal 2012	Fiscal 2013 to Fiscal 2015	Fiscal 2016 to Fiscal 2017	Thereafter	Total
Credit facility	$ —	—	—	—	$ —
Letter of credit facilities	23,544	—	—	—	23,544
Standby letters of credit	9,420	—	—	—	9,420
Total	$32,964	—	—	—	$32,964

Credit Facility
We have a credit facility that provides for a $300,000,000 unsecured revolving line of credit that may be used for loans or letters of credit. Prior to March 23, 2015, we may, upon notice to the lenders, request an increase in the credit facility of up to $200,000,000, to provide for a total of $500,000,000 of unsecured revolving credit. The credit facility contains certain financial covenants, including a maximum leverage ratio (funded debt adjusted for lease and rent expense to earnings before interest, income tax, depreciation, amortization and rent expense "EBITDAR"), and covenants limiting our ability to dispose of assets, make acquisitions, be acquired (if a default would result from the acquisition), incur indebtedness, grant liens and make investments. The credit facility contains events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross-defaults to material indebtedness and events constituting a change of control. The occurrence of an event of default will increase the applicable rate of interest by 2.0% and could result in the acceleration of our obligations under the credit facility and an obligation of any or all of our U.S. subsidiaries that have guaranteed the credit facility to pay the full amount of our obligations under the credit facility. As of January 29, 2012, we were in compliance with our financial covenants under the credit facility and, based on current projections, we expect to be in compliance throughout fiscal 2012. The credit facility matures on September 23, 2015, at which time all outstanding borrowings must be repaid and all outstanding letters of credit must be cash collateralized.

We may elect interest rates calculated at (i) Bank of America's prime rate (or, if greater, the average rate on overnight federal funds plus one-half of one percent, or a rate based on LIBOR plus one percent) plus a margin based on our leverage ratio or (ii) LIBOR plus a margin based on our leverage ratio. During fiscal 2011 and fiscal

2010, we had no borrowings under the credit facility, and no amounts were outstanding as of January 29, 2012 or January 30, 2011. Additionally, as of January 29, 2012, $9,420,000 in issued but undrawn standby letters of credit was outstanding under the credit facility. The standby letters of credit were issued to secure the liabilities associated with workers' compensation and other insurance programs.

Letter of Credit Facilities
We have three unsecured letter of credit reimbursement facilities for a total of $90,000,000, each of which matures on August 31, 2012. The letter of credit facilities contain covenants and provide for events of default that are consistent with our unsecured revolving line of credit. Interest on unreimbursed amounts under the letter of credit facilities accrues at the lender's prime rate (or if greater, the average rate on overnight federal funds plus one-half of one percent) plus 2.0%. As of January 29, 2012, an aggregate of $23,544,000 was outstanding under the letter of credit facilities, which represent only a future commitment to fund inventory purchases to which we had not taken legal title. The latest expiration possible for any future letters of credit issued under the facilities is January 28, 2013.

MEMPHIS-BASED DISTRIBUTION FACILITIES

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of the estate of W. Howard Lester ("Mr. Lester"), our former Chairman of the Board and Chief Executive Officer, and the estate of James A. McMahan ("Mr. McMahan"), a former Director Emeritus and significant stockholder. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties. The terms of the lease automatically renewed until the bonds that financed the construction of the facility were fully repaid in December 2010, at which time we continued to rent the facility on a month-to-month basis. In October 2011, we entered into an agreement with Partnership 1 to lease the facilities through April 2013. During fiscal 2011, we made rental payments associated with the lease of $618,000. We made annual rental payments in fiscal 2010 and 2009 of $618,000, plus interest on the bonds.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of the estate of Mr. Lester, the estate of Mr. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties. The term of the lease automatically renews on an annual basis until the bonds that financed the construction of the facility are fully repaid in August 2015. As of January 29, 2012, $6,924,000 was outstanding under the Partnership 2 bonds. We made annual rental payments of approximately $2,516,000, $2,567,000 and $2,582,000 plus applicable taxes, insurance and maintenance expenses in fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

As of January 29, 2012, Partnership 2 qualifies as a variable interest entity and is consolidated by us due to its related party relationship and our obligation to renew the lease until the bonds are fully repaid. As such, as of January 29, 2012, our consolidated balance sheet includes $11,975,000 in assets (primarily buildings), $6,924,000 in debt and $5,051,000 in other long-term liabilities related to the consolidation of the Partnership 2 distribution facility.

IMPACT OF INFLATION

The impact of inflation (or deflation) on our results of operations for the past three fiscal years has not been significant. In light of the recent economic environment, however, we cannot be certain of the effect inflation (or deflation) may have on the results of our operations in the future.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and assumptions are evaluated on an ongoing basis and are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates.

We believe the following critical accounting policies used in the preparation of our consolidated financial statements include significant estimates and assumptions.

Merchandise Inventories
Merchandise inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost (weighted average method) or market. To determine if the value of our inventory should be marked down below cost, we consider current and anticipated demand, customer preferences, age of the merchandise and fashion trends. Our inventory value is adjusted periodically to reflect current market conditions, which requires management judgments that may significantly affect the ending inventory valuation, as well as gross margin. The significant estimates used in inventory valuation are obsolescence (including excess and slow-moving inventory and lower of cost or market reserves) and estimates of inventory shrinkage. We reserve for obsolescence based on historical trends, aging reports, specific identification and our estimates of future retail sales and selling prices.

Reserves for shrinkage are estimated and recorded throughout the year, at the concept and channel level, as a percentage of net sales based on historical shrinkage results, expectations of future shrinkage and current inventory levels. Actual shrinkage is recorded at year-end based on the results of our physical inventory count and can vary from our estimates due to such factors as changes in operations within our distribution centers, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, distribution centers, off-site storage locations, and with our third party transportation providers. Accordingly, there is no remaining shrinkage reserve balance at year-end.

Due to these factors, our obsolescence and shrinkage reserves contain uncertainties. Both estimates have calculations that require management to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. If actual obsolescence or shrinkage estimates change from our original estimate, we will adjust our reserves accordingly throughout the year. Management does not believe that changes in the assumptions used in these estimates would have a significant effect on our inventory balances. We have made no material changes to our assumptions included in the calculations of the obsolescence and shrinkage reserves throughout the year. In addition, we do not believe a 10% change in our inventory reserves would have a material effect on net earnings. As of January 29, 2012 and January 30, 2011, our inventory obsolescence reserves were $12,026,000 and $12,348,000, respectively.

Advertising and Prepaid Catalog Expenses
Advertising expenses consist of media and production costs related to catalog mailings, e-commerce advertising and other direct marketing activities. All advertising costs are expensed as incurred, or upon the release of the initial advertisement, with the exception of prepaid catalog expenses. Prepaid catalog expenses consist primarily of third party incremental direct costs, including creative design, paper, printing, postage and mailing costs for all of our direct response catalogs. Such costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit. Such amortization is based upon the ratio of actual direct-to-customer revenues to the total of actual and estimated future direct-to-customer revenues on an individual catalog basis. Estimated future direct-to-customer revenues are based upon various factors such as the total number of catalogs and pages circulated, the probability and magnitude of consumer response and the assortment of merchandise offered. Each catalog is generally fully amortized over a six to nine month period, with the majority of the amortization occurring within the first four to five months. Prepaid catalog expenses are evaluated for realizability on a monthly basis by comparing the carrying amount associated with each catalog to the estimated probable remaining future profitability (remaining direct-to-customer net revenues less merchandise cost of goods sold, selling expenses and catalog-related costs) associated with that catalog. If the catalog is not expected to be profitable, the carrying amount of the catalog is impaired accordingly.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

We review the carrying value of all long-lived assets for impairment, primarily at a store level, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Our impairment analyses determine whether projected cash flows from operations are sufficient to recover the carrying value of these assets. Impairment results when the carrying value of the asset exceeds the estimated undiscounted future cash flows over its remaining useful life. For store impairment, our estimate of undiscounted future cash flows over the store lease term (generally 5 to 22 years) is based upon our experience, historical operations of the stores and estimates of future store profitability and economic conditions. The future estimates of store profitability and economic conditions require estimating such factors as sales growth, gross margin, employment rates, lease escalations, inflation and the overall economics of the retail industry, and are therefore subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the net carrying value and the asset's fair value. Long-lived assets are measured at fair value on a nonrecurring basis using Level 3 inputs as defined in the fair value hierarchy. The fair value is estimated based upon future cash flows (discounted at a rate commensurate with the risk and that approximates our weighted average cost of capital).

Self-Insured Liabilities
We are primarily self-insured for workers' compensation, employee health benefits and product and general liability claims. We record self-insurance liabilities based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported. Factors affecting this estimate include future inflation rates, changes in severity, benefit level changes, medical costs and claim settlement patterns. Should a different amount of claims occur compared to what was estimated, or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly. We determine our workers' compensation liability and product and general liability claims reserves based on an actuarial analysis of historical claims data. Self-insurance reserves for employee health benefits, workers' compensation and product and general liability claims were $19,103,000 and $19,122,000 as of January 29, 2012 and January 30, 2011, respectively, and are recorded within accrued salaries, benefits and other within our Consolidated Balance Sheets.

Stock-Based Compensation
We account for stock-based compensation arrangements by measuring and recording compensation expense in our consolidated financial statements for all stock-based awards using a fair value method. For stock options and stock-settled stock appreciation rights ("option awards"), fair value is determined using the Black-Scholes valuation model, while restricted stock units are valued using the closing price of our stock on the date prior to the date of grant. Significant factors affecting the fair value of option awards include the estimated future volatility of our stock price and the estimated expected term until the option award is exercised, converted or cancelled. The fair value of the award is amortized over the requisite service period.

Income Taxes
Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Additionally, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of our earnings.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. This guidance revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in previous guidance and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The new guidance does not change the items that must be reported in other comprehensive income. This amended guidance is effective for our first quarter of fiscal 2012 and will only impact the presentation of comprehensive income within our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment*. This guidance is intended to simplify how entities test goodwill for impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350, *Intangibles-Goodwill and Other*. This amended guidance is effective for us beginning in the first quarter of fiscal 2012. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which include significant deterioration of the U.S. and foreign markets, changes in U.S. interest rates, foreign currency exchange rates, including the devaluation of the U.S. dollar, and the effects of uncertain economic forces which may affect the prices we pay our vendors in the foreign countries in which we do business. We do not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk

As of January 29, 2012, our line of credit facility was the only instrument we held with a variable interest rate which could, if drawn upon, subject us to risks associated with changes in that interest rate. As of January 29, 2012, there were no amounts outstanding under our credit facility.

In addition, we have fixed and variable income investments consisting of short-term investments classified as cash and cash equivalents, which are also affected by changes in market interest rates. As of January 29, 2012, our investments, made primarily in money market funds and highly liquid U.S. Treasury bills, are stated at cost and approximate their fair values.

Foreign Currency Risks

We purchase a significant amount of inventory from vendors outside of the U.S. in transactions that are denominated in U.S. dollars. Approximately 3% of our international purchase transactions are in currencies other than the U.S. dollar, primarily the euro. Any currency risks related to these international purchase transactions were not significant to us during fiscal 2011 and fiscal 2010. Since we pay for the majority of our international purchases in U.S. dollars, however, a decline in the U.S. dollar relative to other foreign currencies would subject us to risks associated with increased purchasing costs from our vendors in their effort to offset any lost profits associated with any currency devaluation. We cannot predict with certainty the effect these increased costs may have on our financial statements or results of operations.

In addition, as of January 29, 2012, our retail stores in Canada and our limited operations in Asia and Europe, expose us to market risk associated with foreign currency exchange rate fluctuations. Although these exchange rate fluctuations have not been material to us in the past, we may enter into foreign currency contracts in the future to minimize any currency remeasurement risk associated with the intercompany assets and liabilities of our subsidiaries. We did not enter into any foreign currency contracts during fiscal 2011 or fiscal 2010.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Williams-Sonoma, Inc.
Consolidated Statements of Earnings

	Fiscal Year Ended		
Dollars and shares in thousands, except per share amounts	Jan. 29, 2012	Jan. 30, 2011	Jan. 31, 2010
Net revenues	$3,720,895	$3,504,158	$3,102,704
Cost of goods sold	2,261,039	2,130,299	1,999,467
Gross margin	1,459,856	1,373,859	1,103,237
Selling, general and administrative expenses	1,078,124	1,050,445	981,795
Operating income	381,732	323,414	121,442
Interest (income) expense, net	(98)	354	1,153
Earnings before income taxes	381,830	323,060	120,289
Income taxes	144,899	122,833	42,847
Net earnings	$ 236,931	$ 200,227	$ 77,442
Basic earnings per share	$ 2.27	$ 1.87	$ 0.73
Diluted earnings per share	$ 2.22	$ 1.83	$ 0.72
Shares used in calculation of earnings per share:			
Basic	104,352	106,956	105,763
Diluted	106,582	109,522	107,373

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Balance Sheets

Dollars and shares in thousands, except per share amounts	Jan. 29, 2012	Jan. 30, 2011
ASSETS		
Current assets		
Cash and cash equivalents	$ 502,757	$ 628,403
Restricted cash	14,732	12,512
Accounts receivable, net	45,961	41,565
Merchandise inventories, net	553,461	513,381
Prepaid catalog expenses	34,294	36,825
Prepaid expenses	24,188	21,120
Deferred income taxes, net	91,744	85,612
Other assets	9,229	8,176
Total current assets	1,276,366	1,347,594
Property and equipment, net	734,672	730,556
Non-current deferred income taxes, net	12,382	32,646
Other assets, net	37,418	20,966
Total assets	$2,060,838	$2,131,762
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 218,329	$ 227,963
Accrued salaries, benefits and other	111,774	122,440
Customer deposits	190,417	192,450
Income taxes payable	22,435	41,997
Current portion of long-term debt	1,795	1,542
Other liabilities	27,049	25,324
Total current liabilities	571,799	611,716
Deferred rent and lease incentives	181,762	202,135
Long-term debt	5,478	7,130
Other long-term obligations	46,537	51,918
Total liabilities	805,576	872,899
Commitments and contingencies – See Note J		
Stockholders' equity		
Preferred stock, $.01 par value, 7,500 shares authorized, none issued	0	0
Common stock, $.01 par value, 253,125 shares authorized, 100,451 shares issued and outstanding at January 29, 2012; 104,888 shares issued and outstanding at January 30, 2011	1,005	1,049
Additional paid-in capital	478,720	466,885
Retained earnings	762,947	777,939
Accumulated other comprehensive income	12,590	12,990
Total stockholders' equity	1,255,262	1,258,863
Total liabilities and stockholders' equity	$2,060,838	$2,131,762

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Statements of Stockholders' Equity

Dollars and shares in thousands	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Comprehensive Income
Balance at February 1, 2009	105,664	$1,057	$416,366	$ 725,052	$ 5,509	$1,147,984	
Net earnings	—	—	—	77,442	—	77,442	$ 77,442
Foreign currency translation adjustment	—	—	—	—	4,876	4,876	4,876
Unrealized gain on investment	—	—	—	—	2	2	2
Exercise of stock–based awards and related tax effect	963	10	11,337	—	—	11,347	
Conversion/release of stock-based awards	335	3	(3,624)	—	—	(3,621)	
Stock-based compensation expense	—	—	24,769	220	—	24,989	
Dividends declared	—	—	—	(51,424)	—	(51,424)	
Comprehensive income							$ 82,320
Balance at January 31, 2010	106,962	$1,070	$448,848	$ 751,290	$10,387	$1,211,595	
Net earnings	—	—	—	200,227	—	200,227	$200,227
Foreign currency translation adjustment	—	—	—	—	2,603	2,603	2,603
Exercise of stock–based awards and related tax effect	983	10	23,290	—	—	23,300	
Conversion/release of stock-based awards	1,206	12	(17,930)	—	—	(17,918)	
Repurchase and retirement of common stock	(4,263)	(43)	(13,945)	(111,012)	—	(125,000)	
Stock-based compensation expense	—	—	26,622	8	—	26,630	
Dividends declared	—	—	—	(62,574)	—	(62,574)	
Comprehensive income							$202,830
Balance at January 30, 2011	104,888	$1,049	$466,885	$ 777,939	$12,990	$1,258,863	
Net earnings	—	—	—	236,931	—	236,931	$236,931
Foreign currency translation adjustment	—	—	—	—	(400)	(400)	(400)
Exercise of stock–based awards and related tax effect	430	4	17,921	—	—	17,925	
Conversion/release of stock-based awards	517	5	(11,661)	—	—	(11,656)	
Repurchase and retirement of common stock	(5,384)	(53)	(18,757)	(175,619)	—	(194,429)	
Stock-based compensation expense	—	—	24,332	4	—	24,336	
Dividends declared	—	—	—	(76,308)	—	(76,308)	
Comprehensive income							$236,531
Balance at January 29, 2012	100,451	$1,005	$478,720	$ 762,947	$12,590	$1,255,262	

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Statements of Cash Flows

Dollars in thousands	*Fiscal Year Ended* Jan. 29, 2012	Jan. 30, 2011	Jan. 31, 2010
Cash flows from operating activities:			
Net earnings	$ 236,931	$ 200,227	$ 77,442
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	130,553	144,630	151,796
(Gain)/loss on sale/disposal of assets	2,040	(1,139)	2,603
Impairment of assets	840	5,453	30,533
Amortization of deferred lease incentives	(27,547)	(37,115)	(36,799)
Deferred income taxes	14,210	23,566	(23,595)
Tax benefit from exercise of stock-based awards	494	(789)	714
Stock-based compensation expense	24,336	26,630	24,989
Other	17	0	0
Changes in:			
Accounts receivable	(4,763)	3,477	(6,620)
Merchandise inventories	(34,853)	(46,464)	108,332
Prepaid catalog expenses	2,559	(4,048)	3,647
Prepaid expenses and other assets	(2,065)	(1,729)	23,349
Accounts payable	(21,154)	35,946	29,202
Accrued salaries, benefits and other current and long-term liabilities	(16,030)	19,314	42,084
Customer deposits	(2,242)	(3,112)	2,353
Deferred rent and lease incentives	7,570	(2,550)	12,403
Income taxes payable	(19,562)	(6,308)	48,285
Net cash provided by operating activities	291,334	355,989	490,718
Cash flows from investing activities:			
Purchases of property and equipment	(130,353)	(61,906)	(72,263)
Restricted cash deposits	(2,220)	(12,512)	0
Proceeds from sale of assets	81	10,823	1,033
Proceeds from insurance reimbursement	751	0	0
Acquisition of Rejuvenation Inc., net of cash received	(25,363)	0	0
Other	(600)	(400)	0
Net cash used in investing activities	(157,704)	(63,995)	(71,230)
Cash flows from financing activities:			
Repurchase of common stock	(194,429)	(125,000)	0
Payment of dividends	(68,877)	(59,160)	(51,132)
Repayments of long-term obligations	(1,626)	(1,587)	(14,702)
Net proceeds from exercise of stock-based awards	9,614	15,736	11,861
Tax withholdings related to stock-based awards	(11,656)	(17,918)	(3,621)
Excess tax benefit from exercise of stock-based awards	8,021	11,239	2,131
Other	(86)	(1,625)	(35)
Net cash used in financing activities	(259,039)	(178,315)	(55,498)
Effect of exchange rates on cash and cash equivalents	(237)	781	1,131
Net increase (decrease) in cash and cash equivalents	(125,646)	114,460	365,121
Cash and cash equivalents at beginning of year	628,403	513,943	148,822
Cash and cash equivalents at end of year	$ 502,757	$ 628,403	$513,943
Supplemental disclosure of cash flow information:			
Cash paid/(received) during the year for:			
Interest	$ 1,952	$ 2,381	$ 3,198
Income taxes, net of refunds	150,657	98,617	(8,593)

See Notes to Consolidated Financial Statements.

Note A: Summary of Significant Accounting Policies

We are a specialty retailer of high-quality products for the home. The direct-to-customer segment of our business sells our products through our six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and rejuvenation.com) and seven direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Rejuvenation). The catalogs reach customers throughout the U.S. The retail segment of our business sells similar products through our five retail store concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Rejuvenation). As of January 29, 2012, we operated 576 stores in 44 states, Washington, D.C., Canada and Puerto Rico.

Significant intercompany transactions and accounts have been eliminated.

Fiscal Year

Our fiscal year ends on the Sunday closest to January 31, based on a 52/53-week year. Fiscal 2011, a 52-week year, ended on January 29, 2012; fiscal 2010, a 52-week year, ended on January 30, 2011; and fiscal 2009, a 52-week year, ended on January 31, 2010.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and assumptions are evaluated on an ongoing basis and are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates.

Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less. Our policy is to invest in high-quality, short-term instruments that maintain a level of liquidity consistent with our needs. As of January 29, 2012, we were invested primarily in money market funds and highly liquid U.S. Treasury bills. Book cash overdrafts issued, but not yet presented to the bank for payment, are reclassified to accounts payable.

Restricted Cash

Restricted cash represents deposits held in trusts to secure our liabilities associated with our workers' compensation and other insurance programs.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at their carrying values, net of an allowance for doubtful accounts. Accounts receivable consist primarily of credit card and landlord receivables for which collectability is reasonably assured. Other miscellaneous receivables are evaluated for collectability on a regular basis and an allowance for doubtful accounts is recorded as deemed necessary. Our allowance for doubtful accounts was not material to our financial statements as of January 29, 2012 and January 30, 2011.

Merchandise Inventories

Merchandise inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost (weighted average method) or market. To determine if the value of our inventory should be marked down below cost, we consider current and anticipated demand, customer preferences, age of the merchandise and fashion trends. Our inventory value is adjusted periodically to reflect current market conditions, which requires management judgments that may significantly affect the ending inventory valuation, as well as gross margin. The significant estimates used in inventory valuation are obsolescence (including excess and slow-moving inventory and lower of cost or market reserves) and estimates of inventory shrinkage. We reserve for obsolescence based on historical trends, aging reports, specific identification and our estimates of future retail sales and selling prices.

Reserves for shrinkage are estimated and recorded throughout the year, at the concept and channel level, as a percentage of net sales based on historical shrinkage results, expectations of future shrinkage and current inventory levels. Actual shrinkage is recorded at year-end based on the results of our physical inventory count and can vary from our estimates due to such factors as changes in operations within our distribution centers, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, distribution centers, off-site storage locations, and with our third party transportation providers. Accordingly, there is no remaining shrinkage reserve balance at year-end.

Due to these factors, our obsolescence and shrinkage reserves contain uncertainties. Both estimates have calculations that require management to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. If actual obsolescence or shrinkage estimates change from our original estimate, we will adjust our reserves accordingly throughout the year. Management does not believe that changes in the assumptions used in these estimates would have a significant effect on our inventory balances. We have made no material changes to our assumptions included in the calculations of the obsolescence and shrinkage reserves throughout the year. In addition, we do not believe a 10% change in our inventory reserves would have a material effect on net earnings. As of January 29, 2012 and January 30, 2011, our inventory obsolescence reserves were $12,026,000 and $12,348,000, respectively.

Advertising and Prepaid Catalog Expenses

Advertising expenses consist of media and production costs related to catalog mailings, e-commerce advertising and other direct marketing activities. All advertising costs are expensed as incurred, or upon the release of the initial advertisement, with the exception of prepaid catalog expenses. Prepaid catalog expenses consist primarily of third party incremental direct costs, including creative design, paper, printing, postage and mailing costs for all of our direct response catalogs. Such costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit. Such amortization is based upon the ratio of actual direct-to-customer revenues to the total of actual and estimated future direct-to-customer revenues on an individual catalog basis. Estimated future direct-to-customer revenues are based upon various factors such as the total number of catalogs and pages circulated, the probability and magnitude of consumer response and the assortment of merchandise offered. Each catalog is generally fully amortized over a six to nine month period, with the majority of the amortization occurring within the first four to five months. Prepaid catalog expenses are evaluated for realizability on a monthly basis by comparing the carrying amount associated with each catalog to the estimated probable remaining future profitability (remaining direct-to-customer net revenues less merchandise cost of goods sold, selling expenses and catalog-related costs) associated with that catalog. If the catalog is not expected to be profitable, the carrying amount of the catalog is impaired accordingly.

Total advertising expenses (including catalog advertising, e-commerce advertising and all other advertising costs) were approximately $301,316,000, $293,623,000 and $264,963,000 in fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets below.

Leasehold improvements	Shorter of estimated useful life or lease term (generally 2 –22 years)
Fixtures and equipment	2 – 20 years
Buildings and building improvements	5 – 40 years
Capitalized software	2 – 10 years

Interest costs related to assets under construction, including software projects, are capitalized during the construction or development period. We capitalized interest costs of $1,016,000, $1,277,000 and $1,763,000 in fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

We review the carrying value of all long-lived assets for impairment, primarily at a store level, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Our impairment analyses determine whether projected cash flows from operations are sufficient to recover the carrying value of these assets. Impairment results when the carrying value of the asset exceeds the estimated undiscounted future cash flows over its remaining useful life. For store impairment, our estimate of undiscounted future cash flows over the store lease term (generally 5 to 22 years) is based upon our experience, historical operations of the stores and estimates of future store profitability and economic conditions. The future estimates of store profitability and economic conditions require estimating such factors as sales growth, gross margin, employment rates, lease escalations, inflation and the overall economics of the retail industry, and are therefore subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the net carrying value and the asset's fair value. Long-lived assets are measured at fair value on a nonrecurring basis using Level 3 inputs as defined in the fair value hierarchy. The fair value is estimated based upon future cash flows (discounted at a rate commensurate with the risk and that approximates our weighted average cost of capital).

For any store or facility closure where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the cease use date.

During fiscal 2011, we recorded expense of approximately $3,194,000 associated with asset impairment and early lease termination charges for underperforming retail stores, of which $2,819,000 is recorded within selling, general and administrative expenses, and the remainder of which is recorded within cost of goods sold.

During fiscal 2010, we recorded expense of approximately $17,525,000 associated with asset impairment and early lease termination charges for underperforming retail stores, of which $16,384,000 is recorded within selling, general and administrative expenses, and the remainder of which is recorded within cost of goods sold. We also recorded a net benefit of $403,000 associated with the exit of excess distribution capacity, which is recorded within selling, general and administrative expenses.

During fiscal 2009, we recorded expense of approximately $35,024,000 associated with asset impairment and early lease termination charges for underperforming retail stores, of which $32,898,000 is recorded within selling, general and administrative expenses, and the remainder of which is recorded within cost of goods sold. We also recorded charges of $7,580,000 associated with the exit of excess distribution capacity, of which $5,981,000 is recorded within selling, general and administrative expenses, and the remainder of which is recorded within cost of goods sold.

Goodwill

At January 29, 2012, we had goodwill of $19,301,000 included in other assets, net, primarily related to our fiscal 2011 acquisition of Rejuvenation (see Note N). Goodwill is not amortized, but rather is subject to impairment testing annually, or between annual tests whenever events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. Events that may result in an impairment review include significant changes in the business climate, declines in operating results, or an expectation that the carrying amount may exceed fair value. We assess potential impairment by considering present economic conditions as well as future expectations. If the carrying value of the reporting unit's assets and liabilities, including goodwill, is in excess of its fair value, impairment may exist, and we must perform a second step of comparing the implied fair value of the goodwill to its carrying value to determine the impairment charge, if any.

Self-Insured Liabilities

We are primarily self-insured for workers' compensation, employee health benefits and product and general liability claims. We record self-insurance liabilities based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported. Factors affecting this estimate include future inflation rates, changes in severity, benefit level changes, medical costs and claim settlement patterns. Should a different amount of claims occur compared to what was estimated, or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly. We determine our workers' compensation liability and product and general liability claims reserves based on an actuarial analysis of historical claims data. Self-insurance reserves for employee health benefits, workers' compensation and product and general liability claims were $19,103,000 and $19,122,000 as of January 29, 2012 and January 30, 2011, respectively, and are recorded within accrued salaries, benefits and other.

Customer Deposits
Customer deposits are primarily comprised of unredeemed gift cards, gift certificates and merchandise credits and deferred revenue related to undelivered merchandise. We maintain a liability for unredeemed gift cards, gift certificates and merchandise credits until the earlier of redemption, escheatment or four years as we have concluded that the likelihood of our gift cards and gift certificates being redeemed beyond four years from the date of issuance is remote.

Deferred Rent and Lease Incentives
For leases that contain fixed escalations of the minimum annual lease payment during the original term of the lease, we recognize rental expense on a straight-line basis over the lease term, including the construction period, and record the difference between rent expense and the amount currently payable as deferred rent. We record rental expense during the construction period. Deferred lease incentives include construction allowances received from landlords, which are amortized on a straight-line basis over the lease term, including the construction period.

Fair Value of Financial Instruments
The carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and debt approximate their estimated fair values.

Revenue Recognition
We recognize revenues and the related cost of goods sold (including shipping costs) at the time the products are delivered to our customers. Revenue is recognized for retail sales (excluding home-delivered merchandise) at the point of sale in the store and for home-delivered merchandise and direct-to-customer sales when the merchandise is delivered to the customers. Discounts provided to customers are accounted for as a reduction of sales. We record a reserve for estimated product returns in each reporting period. Shipping and handling fees charged to the customer are recognized as revenue at the time the products are delivered to the customer. Revenues are presented net of any taxes collected from customers and remitted to governmental authorities.

Sales Returns Reserve
Our customers may return purchased items for an exchange or refund. We record a reserve for estimated product returns, net of cost of goods sold, based on historical return trends together with current product sales performance. A summary of activity in the sales returns reserve is as follows:

Dollars in thousands	Fiscal 2011[1]	Fiscal 2010[1]	Fiscal 2009[1]
Balance at beginning of year	$ 12,502	$ 11,839	$ 10,142
Provision for sales returns	245,815	221,289	203,053
Actual sales returns	(244,166)	(220,626)	(201,356)
Balance at end of year	$ 14,151	$ 12,502	$ 11,839

[1] *Amounts are shown net of cost of goods sold.*

Vendor Allowances
We receive allowances or credits from certain vendors for volume rebates. We treat such volume rebates as an offset to the cost of the product or services provided at the time the expense is recorded. These allowances and credits received are recorded in both cost of goods sold and in selling, general and administrative expenses.

Cost of Goods Sold
Cost of goods sold includes cost of goods, occupancy expenses and shipping costs. Cost of goods consists of cost of merchandise, inbound freight expenses, freight-to-store expenses and other inventory related costs such as shrinkage, damages and replacements. Occupancy expenses consist of rent, depreciation and other occupancy costs, including common area maintenance and utilities. Shipping costs consist of third party delivery services and shipping materials.

Selling, General and Administrative Expenses
Selling, general and administrative expenses consist of non-occupancy related costs associated with our retail stores, distribution warehouses, customer care centers, supply chain operations (buying, receiving and inspection) and corporate administrative functions. These costs include employment, advertising, third party credit card processing and other general expenses.

Stock-Based Compensation
We account for stock-based compensation arrangements by measuring and recording compensation expense in our consolidated financial statements for all stock-based awards using a fair value method. For stock options and stock-settled stock appreciation rights ("option awards"), fair value is determined using the Black-Scholes valuation model, while restricted stock units are valued using the closing price of our stock on the date prior to the date of grant. Significant factors affecting the fair value of option awards include the estimated future volatility of our stock price and the estimated expected term until the option award is exercised, converted or cancelled. The fair value of the award is amortized over the requisite service period.

Foreign Currency Translation
As of January 29, 2012, our 16 retail stores in Canada and our limited operations in Asia and Europe, expose us to market risk associated with foreign currency exchange rate fluctuations.

Additionally, some of our foreign operations have a functional currency different than the U.S. dollar, such as in Canada (functional currency of the Canadian Dollar) and in Europe (functional currency of the Euro or Great British Pound). Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as other comprehensive income within stockholders' equity. Gains and losses resulting from foreign currency transactions have not been significant and are included in selling, general and administrative expenses.

Earnings Per Share
Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period plus common stock equivalents consisting of shares subject to stock-based awards with exercise prices less than or equal to the average market price of our common stock for the period, to the extent their inclusion would be dilutive.

Income Taxes
Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Additionally, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of our earnings.

New Accounting Pronouncements
In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. This guidance revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in previous guidance and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The new guidance does not change the items that must be reported in other comprehensive income. This amended guidance is effective for our first quarter of fiscal 2012 and will only impact the presentation of comprehensive income within our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment*. This guidance is intended to simplify how entities test goodwill for impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350, *Intangibles-Goodwill and Other*. This amended guidance is effective for us beginning in the first quarter of fiscal 2012. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

Note B: Property and Equipment

Property and equipment consists of the following:

Dollars in thousands	Jan. 29, 2012	Jan. 30, 2011
Leasehold improvements	$ 812,701	$ 809,239
Fixtures and equipment	597,453	572,155
Capitalized software	310,761	292,424
Land and buildings	137,943	126,061
Corporate systems projects in progress [1]	72,924	56,602
Construction in progress [2]	2,695	1,568
Total	1,934,477	1,858,049
Accumulated depreciation	(1,199,805)	(1,127,493)
Property and equipment, net	$ 734,672	$ 730,556

[1] *Corporate systems projects in progress as of January 29, 2012 includes approximately $48.2 million for the remaining portion of our new inventory and order management system currently under development.*

[2] *Construction in progress is primarily comprised of leasehold improvements and furniture and fixtures related to new, expanded or remodeled retail stores where construction had not been completed as of year-end.*

Note C: Borrowing Arrangements

Long-term debt consists of the following:

Dollars in thousands	Jan. 29, 2012	Jan. 30, 2011
Capital leases	$ 349	$ 334
Memphis-based distribution facilities obligation	6,924	8,338
Total debt	7,273	8,672
Less current maturities	(1,795)	(1,542)
Total long-term debt	$ 5,478	$ 7,130

Memphis-Based Distribution Facilities Obligation

As of January 29, 2012 and January 30, 2011, total debt of $6,924,000 and $8,338,000, respectively, consists entirely of bond-related debt pertaining to the consolidation of one of our Memphis-based distribution facilities due to its related party relationship and our obligation to renew the lease until the bonds are fully repaid (see Note F).

The aggregate maturities of long-term debt at January 29, 2012 were as follows:

Dollars in thousands	
Fiscal 2012	$ 1,795
Fiscal 2013	1,724
Fiscal 2014	1,786
Fiscal 2015	1,968
Total	$ 7,273

Credit Facility

We have a credit facility that provides for a $300,000,000 unsecured revolving line of credit that may be used for loans or letters of credit. Prior to March 23, 2015, we may, upon notice to the lenders, request an increase in the credit facility of up to $200,000,000, to provide for a total of $500,000,000 of unsecured revolving credit. The credit facility contains certain financial covenants, including a maximum leverage ratio (funded debt adjusted for lease and rent expense to earnings before interest, income tax, depreciation, amortization and rent expense "EBITDAR"), and covenants limiting our ability to dispose of assets, make acquisitions, be acquired (if a default would result from the acquisition), incur indebtedness, grant liens and make investments. The credit facility contains events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross-defaults to material indebtedness and events constituting a change of control. The occurrence of an event of default will increase the applicable rate of interest by 2.0% and could result in the acceleration of our obligations under the credit facility and an obligation of any or all of our U.S. subsidiaries that have guaranteed the credit facility to pay the full amount of our obligations under the credit facility. As of January 29, 2012, we were in compliance with our financial covenants under the credit facility and, based on current projections, we expect to be in compliance throughout fiscal 2012. The credit facility matures on September 23, 2015, at which time all outstanding borrowings must be repaid and all outstanding letters of credit must be cash collateralized.

We may elect interest rates calculated at (i) Bank of America's prime rate (or, if greater, the average rate on overnight federal funds plus one-half of one percent, or a rate based on LIBOR plus one percent) plus a margin based on our leverage ratio or (ii) LIBOR plus a margin based on our leverage ratio. During fiscal 2011 and fiscal 2010, we had no borrowings under the credit facility, and no amounts were outstanding as of January 29, 2012 or January 30, 2011. Additionally, as of January 29, 2012, $9,420,000 in issued but undrawn standby letters of credit was outstanding under the credit facility. The standby letters of credit were issued to secure the liabilities associated with workers' compensation and other insurance programs.

Letter of Credit Facilities

We have three unsecured letter of credit reimbursement facilities for a total of $90,000,000, each of which matures on August 31, 2012. The letter of credit facilities contain covenants and provide for events of default that are consistent with our unsecured revolving line of credit. Interest on unreimbursed amounts under the letter of credit facilities accrues at the lender's prime rate (or if greater, the average rate on overnight federal funds plus one-half of one percent) plus 2.0%. As of January 29, 2012, an aggregate of $23,544,000 was outstanding under the letter of credit facilities, which represent only a future commitment to fund inventory purchases to which we had not taken legal title. The latest expiration possible for any future letters of credit issued under the facilities is January 28, 2013.

Note D: Income Taxes

The components of earnings before income taxes, by tax jurisdiction, are as follows:

	Fiscal Year Ended		
Dollars in thousands	Jan. 29, 2012	Jan. 30, 2011	Jan. 31, 2010
United States	$ 367,620	$ 308,033	$ 111,689
Foreign	14,210	15,027	8,600
Total earnings before income taxes	$ 381,830	$ 323,060	$ 120,289

The provision for income taxes consists of the following:

Dollars in thousands	*Fiscal Year Ended* Jan. 29, 2012	Jan. 30, 2011	Jan. 31, 2010
Current			
Federal	$ 104,370	$ 79,719	$ 55,563
State	22,275	15,576	8,122
Foreign	4,044	3,972	2,757
Total current	130,689	99,267	66,442
Deferred			
Federal	15,650	20,429	(21,636)
State	(1,427)	3,047	(2,280)
Foreign	(13)	90	321
Total deferred	14,210	23,566	(23,595)
Total provision	$ 144,899	$ 122,833	$ 42,847

Except where required by U.S. tax law, we have historically elected not to provide for U.S. income taxes with respect to the undistributed earnings of our foreign subsidiaries as we intended to utilize those earnings in our foreign operations for an indefinite period of time. As of January 29, 2012, the accumulated undistributed earnings of all foreign subsidiaries were approximately $26,600,000 and are sufficient to support our anticipated future cash needs for our foreign operations. We currently intend to utilize the remainder of those undistributed earnings for an indefinite period of time and will only repatriate such earnings when it is tax effective to do so. It is currently not practical to estimate the tax liability that might be payable if these foreign earnings were to be repatriated.

A reconciliation of income taxes at the federal statutory corporate rate to the effective rate is as follows:

	Fiscal Year Ended Jan. 29, 2012	Jan. 30, 2011	Jan. 31, 2010
Federal income taxes at the statutory rate	35.0%	35.0%	35.0%
State income tax rate	3.5%	3.8%	2.4%
Other	(0.6%)	(0.8%)	(1.8%)
Effective tax rate	37.9%	38.0%	35.6%

Significant components of our deferred tax accounts are as follows:

Dollars in thousands	Jan. 29, 2012	Jan. 30, 2011
Current:		
Compensation	$ 8,638	$ 8,086
Merchandise inventories	21,923	20,424
Accrued liabilities	15,438	16,182
Customer deposits	53,638	50,452
Prepaid catalog expenses	(12,869)	(14,614)
Other	4,976	5,082
Total current	91,744	85,612
Non-current:		
Depreciation	(9,008)	16,064
Deferred rent	15,824	15,067
Deferred lease incentives	(28,353)	(26,990)
Stock-based compensation	20,211	17,370
Executive deferral plan	4,563	5,253
Uncertainties	4,856	5,407
Other	4,289	475
Total non-current	12,382	32,646
Total deferred tax assets, net	$ 104,126	$ 118,258

The following table summarizes the activity related to our gross unrecognized tax benefits:

Dollars in thousands	Jan. 29, 2012	Jan. 30, 2011	Jan. 31, 2010
Balance at beginning of year	$ 11,619	$ 15,866	$ 16,243
Increases related to current year tax positions	1,329	821	1,029
Increases for tax positions for prior years	379	0	655
Decreases for tax positions for prior years	(370)	(560)	(179)
Settlements	(2,070)	(1,701)	(329)
Lapses in statute of limitations	(864)	(2,807)	(1,553)
Balance at end of year	$ 10,023	$ 11,619	$ 15,866

As of January 29, 2012, January 30, 2011 and January 31, 2010, we had $10,023,000, $11,619,000, and $15,866,000, respectively, of gross unrecognized tax benefits, of which $6,738,000, $7,812,000, and $10,594,000, respectively, would, if recognized, affect the effective tax rate.

We accrue interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of January 29, 2012 and January 30, 2011, our accruals, entirely for the payment of interest, totaled $3,983,000 and $4,062,000, respectively.

Due to the potential resolution of state issues, it is reasonably possible that the balance of our gross unrecognized tax benefits could decrease within the next twelve months by a range of zero to $5,700,000.

We file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. We have concluded all U.S. federal income tax matters through fiscal 2007. Substantially all material state, local and foreign income tax examinations have been concluded through fiscal 2000.

Note E: Accounting for Leases

Operating Leases

We lease store locations, distribution centers, customer care centers, corporate facilities and certain equipment for original terms ranging generally from 3 to 22 years. Certain leases contain renewal options for periods up to 20 years. The rental payment requirements in our store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligation of the landlord has not been met. Contingent rental payments, including rental payments that are based on a percentage of sales, cannot be predicted with certainty at the onset of the lease term. Accordingly, any contingent rental payments are recorded as incurred each period when the sales threshold is probable of being met and are excluded from our calculation of deferred rent liability.

Total rental expense for all operating leases was as follows:

	Fiscal Year Ended		
Dollars in thousands	Jan. 29, 2012	Jan. 30, 2011	Jan. 31, 2010
Rent expense	$ 186,346	$ 185,979	$ 189,404
Contingent rent expense	34,390	34,856	33,994
Rent expense before deferred lease incentive income	220,736	220,835	223,398
Deferred lease incentive income	(27,547)	(37,115)	(36,799)
Less: sublease rental income	(382)	(329)	(326)
Total rent expense[1]	$ 192,807	$ 183,391	$ 186,273

[1] *Excludes all other occupancy-related costs including depreciation, common area maintenance, utilities and property taxes.*

The aggregate future minimum annual cash rental payments under non-cancelable operating leases, excluding the one Memphis-based distribution facility consolidated by us (see Note F), in effect at January 29, 2012 were as follows:

Dollars in thousands	Lease Commitments[1,2]
Fiscal 2012	$ 221,591
Fiscal 2013	199,852
Fiscal 2014	179,440
Fiscal 2015	154,731
Fiscal 2016	140,006
Thereafter	490,619
Total	$1,386,239

[1] *Represents future projected cash payments and, therefore, is not necessarily representative of future expected rental expense.*

[2] *Projected cash payments include only those amounts that are fixed and determinable as of the reporting date. We currently pay rent for certain store locations based on a percentage of store sales if a specified store sales threshold is or is not met or if contractual obligations of the landlord have not been met. Projected payments for these locations are based on minimum rent, which is generally higher than rent based on a percentage of store sales, as future store sales cannot be predicted with certainty. In addition, projected cash payments do not include any benefit from deferred lease incentive income, which is reflected within "Total rent expense" above.*

Note F: Memphis-Based Distribution Facilities

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of the estate of W. Howard Lester ("Mr. Lester"), our former Chairman of the Board and Chief Executive Officer, and the estate of James A. McMahan ("Mr. McMahan"), a former Director Emeritus and significant stockholder. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties. The terms of the lease automatically renewed until the bonds that financed the construction of the facility were fully repaid in December 2010, at which time we continued to rent the facility on a month-to-month basis. In October 2011, we entered into an agreement with Partnership 1 to lease the facilities through April 2013. During fiscal 2011, we made rental payments associated with the lease of $618,000. We made annual rental payments in fiscal 2010 and 2009 of approximately $618,000, plus interest on the bonds.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of the estate of Mr. Lester, the estate of Mr. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties. The term of the lease automatically renews on an annual basis until the bonds that financed the construction of the facility are fully repaid in August 2015. As of January 29, 2012, $6,924,000 was outstanding under the Partnership 2 bonds. We made annual rental payments of approximately $2,516,000, $2,567,000 and $2,582,000 plus applicable taxes, insurance and maintenance expenses in fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

As of January 29, 2012, Partnership 2 qualifies as a variable interest entity and is consolidated by us due to its related party relationship and our obligation to renew the lease until the bonds are fully repaid. As such, as of January 29, 2012, our consolidated balance sheet includes $11,975,000 in assets (primarily buildings), $6,924,000 in debt and $5,051,000 in other long-term liabilities related to the consolidation of the Partnership 2 distribution facility.

Note G: Earnings Per Share

The following is a reconciliation of net earnings and the number of shares used in the basic and diluted earnings per share computations:

Dollars and amounts in thousands, except per share amounts	Net Earnings	Weighted Average Shares	Earnings Per Share
2011			
Basic	$236,931	104,352	$2.27
Effect of dilutive stock-based awards		2,230	
Diluted	$236,931	106,582	$2.22
2010			
Basic	$200,227	106,956	$1.87
Effect of dilutive stock-based awards		2,566	
Diluted	$200,227	109,522	$1.83
2009			
Basic	$ 77,442	105,763	$0.73
Effect of dilutive stock-based awards		1,610	
Diluted	$ 77,442	107,373	$0.72

Stock-based awards of 1,743,000, 1,488,000 and 2,684,000 shares in fiscal 2011, fiscal 2010 and fiscal 2009, respectively, were not included in the computation of diluted earnings per share, as their inclusion would be anti-dilutive.

Note H: Stock-Based Compensation

Equity Award Programs
Our Amended and Restated 2001 Long-Term Incentive Plan (the "Plan") provides for grants of incentive stock options, nonqualified stock options, stock-settled stock appreciation rights (collectively, "option awards"), restricted stock awards, restricted stock units, deferred stock awards (collectively, "stock awards") and dividend equivalents up to an aggregate of 25,759,903 shares. As of January 29, 2012, there were approximately 9,065,265 shares available for future grant. Awards may be granted under the Plan to officers, employees and non-employee Board members of the company or any parent or subsidiary. Annual grants are limited to 1,000,000 shares covered by option awards and 400,000 shares covered by stock awards on a per person basis. All grants of option awards made under the Plan have a maximum term of seven years. Incentive stock options that may be issued to 10% stockholders, however, have a maximum term of five years. The exercise price of these option awards is not less than 100% of the closing price of our stock on the day prior to the grant date or not less than 110% of such closing price for an incentive stock option granted to a 10% stockholder. Option awards granted to employees generally vest over a period of four to five years. Stock awards granted to employees generally vest over a period of four years. Certain option awards, stock awards and other agreements contain vesting acceleration clauses resulting from events including, but not limited to, retirement, merger or a similar corporate event. Option and stock awards granted to non-employee Board members generally vest in one year. Non-employee Board members automatically receive stock awards on the date of their initial election to the Board and annually thereafter on the date of the annual meeting of stockholders (so long as they continue to serve as a non-employee Board member). Shares issued as a result of award exercises will be funded with the issuance of new shares.

Stock-Based Compensation Expense
During fiscal 2011, fiscal 2010 and fiscal 2009, we recognized total stock-based compensation expense, as a component of selling, general and administrative expenses, of $24,336,000, $26,630,000, and $24,989,000, respectively. As of January 29, 2012, there was a remaining unamortized expense balance of $45,958,000 (net of estimated forfeitures), which we expect to be recognized on a straight-line basis over an average remaining service period of approximately three years.

Stock Options

The following table summarizes our stock option activity during fiscal 2011:

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term Remaining (Years)	Intrinsic Value[1]
Balance at January 30, 2011	1,367,629	$28.81		
Granted	0	0		
Exercised	(429,773)	22.37		$7,343,000
Canceled	(3,160)	29.20		
Balance at January 29, 2012 (100% vested)	934,696	$31.76	2.25	$4,338,000

[1] *Intrinsic value for outstanding and vested options is based on the excess, if any, of the market value on the last business day of the fiscal year (or $35.12) over the exercise price. For exercises, intrinsic value is based on the excess of the market value over the exercise price on the date of exercise.*

The following table summarizes information about stock options outstanding at January 29, 2012:

	Stock Options Outstanding and Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Term Remaining (Years)	Weighted Average Exercise Price
$ 20.90 – $ 27.00	235,859	1.02	$22.23
$ 27.25 – $ 32.39	273,780	2.21	31.10
$ 32.80 – $ 38.84	328,557	2.60	36.70
$ 39.80 – $ 41.99	96,500	4.19	40.15
$ 20.90 – $ 41.99	934,696	2.25	$31.76

Stock-Settled Stock Appreciation Rights

A stock-settled stock appreciation right is an award that allows the recipient to receive common stock equal to the appreciation in the fair market value of our common stock between the date the award was granted and the conversion date for the number of shares vested.

The following table summarizes our stock-settled stock appreciation right activity during fiscal 2011:

	Shares	Weighted Average Conversion Price[1]	Weighted Average Contractual Term Remaining (Years)	Intrinsic Value[2]
Balance at January 30, 2011	3,429,200	$13.81		
Granted (weighted average fair value of $14.27)	1,489,452	40.36		
Converted into common stock	(675,815)	9.84		$18,969,000
Canceled	(301,195)	19.02		
Balance at January 29, 2012	3,941,642	$24.13	6.52	$51,284,000
Vested at January 29, 2012	1,474,509	$15.64	6.42	$29,116,000
Vested plus expected to vest at January 29, 2012	3,308,095	$23.76	6.52	$43,855,000

[1] *Conversion price is defined as the price from which stock-settled stock appreciation rights are measured and is equal to the market value on the date of grant.*

[2] *Intrinsic value for outstanding and vested rights is based on the excess, if any, of the market value on the last business day of the fiscal year (or $35.12) over the conversion price. For conversions, intrinsic value is based on the excess of the market value over the conversion price on the date of the conversion.*

The following table summarizes information about stock-settled stock appreciation rights outstanding at January 29, 2012:

	Stock-Settled Stock Appreciation Rights Outstanding			*Stock-Settled Stock Appreciation Rights Vested*	
Range of Conversion Prices	Number Outstanding	Weighted Average Contractual Term Remaining (Years)	Weighted Average Conversion Price	Number Vested	Weighted Average Conversion Price
$ 8.01 – $ 8.31	35,300	6.90	$ 8.08	17,650	$ 8.08
$ 8.56 – $ 8.56	1,756,200	6.78	8.56	1,026,925	8.56
$ 24.25 – $ 39.22	784,057	6.73	30.59	357,034	31.30
$ 40.44 – $ 40.44	72,900	4.12	40.44	72,900	40.44
$ 40.87 – $ 40.87	1,293,185	6.18	40.87	0	0
$ 8.01 – $ 40.87	3,941,642	6.52	$24.13	1,474,509	$15.64

The fair value for both options and stock-settled stock appreciation rights is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

- *Expected term* – The expected term of the option awards represents the period of time between the grant date of the option awards and the date the option awards are either exercised, converted or canceled, including an estimate for those option awards still outstanding.
- *Expected volatility* – The expected volatility is based on an average of the historical volatility of our stock price, for a period approximating our expected term, and the implied volatility of externally traded options of our stock that were entered into during the period.
- *Risk-free interest rate* – The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and with a maturity that approximates our expected term.
- *Dividend yield* – The dividend yield is based on our quarterly cash dividend and the anticipated dividend payout over our expected term of the option awards.

The weighted average assumptions used for fiscal 2011, fiscal 2010 and fiscal 2009 are as follows:

	Fiscal Year Ended		
	Jan. 29, 2012	Jan. 30, 2011	Jan. 31, 2010
Expected term (years)	5.0	5.1	5.1
Expected volatility	46.6%	47.3%	56.0%
Risk-free interest rate	2.2%	2.6%	2.4%
Dividend yield	2.3%	2.2%	2.3%

Restricted Stock Units

The following table summarizes our restricted stock unit activity during fiscal 2011:

	Shares	Weighted Average Grant Date Fair Value	Intrinsic Value[1]
Balance at January 30, 2011	2,050,898	$23.44	
Granted	706,963	39.27	
Released	(313,766)	25.77	$12,865,000
Canceled	(150,244)		
Balance at January 29, 2012	2,293,851	$29.74	$80,560,000
Vested plus expected to vest at January 29, 2012	1,631,197	$29.73	$57,288,000

[1] *Intrinsic value for outstanding and unvested restricted stock units is based on the market value on the last business day of the fiscal year (or $35.12). For released restricted stock units, the intrinsic value is based on the market value on the date of release.*

Tax Effect

We present tax benefits resulting from the exercise of stock-based awards as operating cash flows, and tax deductions in excess of the cumulative compensation cost recognized for stock-based awards exercised as financing cash flows in the Consolidated Statements of Cash Flows. During fiscal 2011, fiscal 2010 and fiscal 2009, net proceeds from the exercise of stock-based awards was $9,614,000, $15,736,000 and $11,861,000, respectively, and the tax benefit associated with such exercises totaled $15,078,000, $24,762,000 and 5,981,000, respectively.

Note I: Williams-Sonoma, Inc. 401(k) Plan and Other Employee Benefits

We have a defined contribution retirement plan, the Williams-Sonoma, Inc. 401(k) Plan (the "Plan"), which is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m) and 4975(e)(7). The Plan permits eligible employees to make salary deferral contributions up to 75% of their eligible compensation each pay period (7% for highly-compensated employees). Employees designate the funds in which their contributions are invested. Each participant may choose to have his or her salary deferral contributions and earnings thereon invested in one or more investment funds, including our company stock fund.

Our matching contribution is equal to 50% of each participant's salary deferral contribution, taking into account only those contributions that do not exceed 6% of the participant's eligible pay for the pay period. Each participant's matching contribution is earned on a semi-annual basis with respect to eligible salary deferrals for those employees that are employed with the company on June 30th or December 31st of the year in which the deferrals are made. Each associate must complete one year of service prior to receiving company matching contributions. For the first five years of the participant's employment, all matching contributions vest at the rate of 20% per year of service, measuring service from the participant's hire date. Thereafter, all matching contributions vest immediately.

The Plan consists of two parts: a profit sharing plan portion and a stock bonus plan/employee stock ownership plan (the "ESOP"). The ESOP portion is the portion that is invested in the Williams-Sonoma, Inc. Stock Fund. The profit sharing and ESOP components of the Plan are considered a single plan under Code section 414(l). Our contributions to the plan were $4,862,000, $4,247,000 and $4,477,000 in fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

We also have a nonqualified executive deferred compensation plan that provides supplemental retirement income benefits for a select group of management and other certain highly compensated employees. As of January 1, 2010, we indefinitely suspended all employee salary and bonus deferrals into the plan. We have an unsecured obligation to pay in the future the value of the deferred compensation adjusted to reflect the performance, whether positive or negative, of selected investment measurement options, chosen by each participant, during the deferral period. As of January 29, 2012 and January 30, 2011, $12,150,000 and $13,996,000, respectively, was included in other long-term obligations. Additionally, we have purchased life insurance policies on certain participants to potentially offset these unsecured obligations. The cash surrender value of these policies was $12,684,000 and $12,939,000 as of January 29, 2012 and January 30, 2011, respectively, and was included in other assets, net.

Note J: Commitments and Contingencies

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes, which are not currently material, are increasing in number as our business expands and our company grows larger. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our consolidated financial statements taken as a whole.

We are party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts, we may provide certain routine indemnifications relating to representations and warranties or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

Note K: Related Party Transactions

Retirement and Consulting Agreement

On January 25, 2010, the independent members of our Board of Directors (the "Board") approved our entry into a Retirement and Consulting Agreement (the "Agreement") with W. Howard Lester ("Mr. Lester"), our former Chairman of the Board and Chief Executive Officer. Pursuant to the terms of the Agreement, Mr. Lester retired as Chairman of the Board and Chief Executive Officer on May 26, 2010. Upon his retirement and in recognition of his contributions to the Company, Mr. Lester received, among other things, accelerated vesting of his outstanding stock options, stock-settled stock appreciation rights and restricted stock units. The total expense recorded in fiscal 2010 associated with Mr. Lester's retirement, consisting primarily of stock-based compensation expense, was approximately $4,319,000. The total expense recorded in fiscal 2010 associated with Mr. Lester's consulting services, consisting primarily of stock-based compensation expense and cash compensation, among other things, was approximately $1,616,000. As a result of Mr. Lester's death in November 2010, the Agreement terminated and all unvested stock units and cash payments granted under the Agreement were forfeited.

Airplane Lease Agreement

On May 16, 2008, we entered into an aircraft lease agreement with a limited liability company (the "LLC") owned by Mr. Lester for use of a Bombardier Global 5000 aircraft owned by the LLC, through May 2011. During fiscal 2011, fiscal 2010 and fiscal 2009, we paid a total of $1,319,000, $4,500,000 and $4,500,000 to the LLC, respectively.

In conjunction with the Agreement entered into between us and Mr. Lester on January 25, 2010, Mr. Lester agreed to give us an option to purchase this aircraft at the end of the lease term for its then estimated fair value of $32,000,000. Immediately prior to the end of the lease term, we assigned our rights to purchase the aircraft to Wells Fargo Equipment Finance, Inc. ("Wells Fargo"). We then entered into a Master Lease Agreement (the "Master Lease") with Wells Fargo to lease the aircraft. The Master Lease commenced on May 16, 2011, has a term of 10 years and is classified as an operating lease. During fiscal 2011, we made total rental payments of $1,380,000 under this lease.

Note L: Stock Repurchase Program

In January 2011, our Board of Directors authorized a stock repurchase program to purchase up to $125,000,000 of our common stock, and in January 2012, our Board of Directors authorized a new stock repurchase program to purchase up to $225,000,000 of our common stock. During fiscal 2011, we repurchased 5,384,036 shares of our common stock at an average cost of $36.11 per share and a total cost of approximately $194,429,000. As of January 29, 2012, we had completed our $125,000,000 stock repurchase program authorized by our Board of Directors in January 2011, and had $155,571,000 remaining under the $225,000,000 stock repurchase program authorized by our Board of Directors in January 2012.

Stock repurchases under this program may be made through open market and privately negotiated transactions at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, capital availability and other market conditions. The stock repurchase program does not have an expiration date and may be limited or terminated at any time without prior notice.

During fiscal 2010, we repurchased $125,000,000, or 4,263,463 shares of our common stock, at an average cost of $29.32 per share under programs previously authorized by our Board of Directors. We did not repurchase any shares of our common stock during fiscal 2009.

Note M: Segment Reporting

We have two reportable segments, direct-to-customer and retail. The direct-to-customer segment has seven merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, PBteen, West Elm, Williams-Sonoma Home and Rejuvenation) and sells our products through our six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and rejuvenation.com) and seven direct mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Rejuvenation). The retail segment has five merchandising concepts which sell products for the home (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Rejuvenation). The five retail merchandising concepts are operating segments, which have been aggregated into one reportable segment, retail. Management's expectation is that the overall economic characteristics of each of our major concepts within each reportable segment will be similar over time based on management's judgment that the operating segments have had similar historical economic characteristics and are expected to have similar long-term financial performance in the future.

These reportable segments are strategic business units that offer similar home-centered products. They are managed separately because the business units utilize two distinct distribution and marketing strategies. Based on management's best estimate, our operating segments include allocations of certain expenses, including advertising and employment costs, to the extent they have been determined to benefit both channels. These operating segments are aggregated at the channel level for reporting purposes due to the fact that our brands are interdependent for economies of scale and we do not maintain fully allocated income statements at the brand level. As a result, material financial decisions related to the brands are made at the channel level. Furthermore, it is not practicable for us to report revenue by product group.

We use earnings before unallocated corporate overhead, interest and taxes to evaluate segment profitability. Unallocated costs before income taxes include corporate employee-related costs, occupancy expenses (including depreciation expense), administrative costs and third party service costs, primarily in our corporate systems, corporate facilities and other administrative departments. Unallocated assets include corporate cash and cash equivalents, deferred income taxes, the net book value of corporate facilities and related information systems, and other corporate long-lived assets.

Income tax information by segment has not been included as taxes are calculated at a company-wide level and are not allocated to each segment.

Segment Information

Dollars in thousands	Direct-to-Customer	Retail	Unallocated	Total
2011				
Net revenues[1]	$1,632,811	$2,088,084	$ 0	$3,720,895
Depreciation and amortization expense	19,626	76,914	34,013	130,553
Operating income[2,3]	359,596	263,776	(241,640)	381,732
Assets[4]	340,573	859,879	860,386	2,060,838
Capital expenditures	27,451	51,546	51,356	130,353
2010				
Net revenues[1]	$1,452,572	$2,051,586	$ 0	$3,504,158
Depreciation and amortization expense	20,901	92,676	31,053	144,630
Operating income[2,3,5,6]	312,780	247,428	(236,794)	323,414
Assets[4]	288,080	857,750	985,932	2,131,762
Capital expenditures	15,011	25,434	21,461	61,906
2009				
Net revenues[1]	$1,224,670	$1,878,034	$ 0	$3,102,704
Depreciation and amortization expense	20,965	97,978	32,853	151,796
Operating income[2,3,5,6]	212,305	133,489	(224,352)	121,442
Assets[4]	258,188	900,574	920,407	2,079,169
Capital expenditures	12,991	43,095	16,177	72,263

1 *Includes net revenues of approximately $140.1 million, $113.7 million and $84.2 million in fiscal 2011, fiscal 2010 and fiscal 2009, respectively, related to our foreign operations.*

2 *Operating income is defined as earnings (loss) before net interest income or expense and income taxes.*

3 *Includes expenses in the retail channel of approximately $3.2 million, $17.5 million and $35.0 million in fiscal 2011, fiscal 2010 and fiscal 2009, respectively, related to asset impairment and early lease termination charges for underperforming retail stores.*

4 *Includes $24.1 million, $27.0 million and $29.6 million of long-term assets in fiscal 2011, fiscal 2010 and fiscal 2009, respectively, related to our foreign operations.*

5 *Unallocated costs include a net benefit of $0.4 million in fiscal 2010 and expense of $7.6 million in fiscal 2009 related to the exit of excess distribution capacity.*

6 *Unallocated costs include $4.3 million in fiscal 2010 related to the retirement of our former Chairman of the Board and Chief Executive Officer and a $1.9 million benefit in fiscal 2009 representing Visa/MasterCard litigation settlement income.*

Note N: Acquisition

On November 1, 2011, we acquired Rejuvenation Inc. ("Rejuvenation"), a leading manufacturer and multi-channel retailer of authentic reproduction lighting and high-end door and cabinet hardware, for total consideration of approximately $25,657,000. The purchase price was allocated to the net tangible and intangible assets based on their estimated fair values as of November 1, 2011. Such estimated fair values require management to make estimates and judgments, especially with respect to intangible assets.

The allocation of the purchase price to the fair value of assets acquired and liabilities assumed was as follows:

Dollars in thousands	
Merchandise inventories	$ 5,089
Other assets	565
Property and equipment	4,718
Intangible assets	180
Goodwill	18,089
Total liabilities	(2,984)
Total purchase price	$ 25,657

Results of operations of Rejuvenation have been included in our Consolidated Statements of Earnings since the November 1, 2011 acquisition date. Pro forma results of the acquired business have not been presented as the results were not material to our consolidated financial statements for all years presented and would not have been material had the acquisition occurred at the beginning of fiscal 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Williams-Sonoma, Inc.:

We have audited the accompanying consolidated balance sheets of Williams-Sonoma, Inc. and subsidiaries (the "Company") as of January 29, 2012 and January 30, 2011, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended January 29, 2012. We also have audited the Company's internal control over financial reporting as of January 29, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Williams-Sonoma, Inc. and subsidiaries as of January 29, 2012 and January 30, 2011, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of

January 29, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
March 29, 2012

Quarterly Financial Information
(Unaudited)

Dollars in thousands, except per share amounts

Fiscal 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net revenues	$770,825	$814,750	$867,176	$1,268,144	$3,720,895
Gross margin	295,883	308,721	331,963	523,289	1,459,856
Operating income[1,2]	51,700	64,085	68,744	197,203	381,732
Net earnings	31,615	39,309	43,421	122,586	236,931
Basic earnings per share[3]	$ 0.30	$ 0.38	$ 0.42	$ 1.19	$ 2.27
Diluted earnings per share[3]	$ 0.29	$ 0.37	$ 0.41	$ 1.17	$ 2.22
Stock price (as of quarter-end) [4]	$ 43.41	$ 37.02	$ 38.35	$ 35.12	$ 35.12
Fiscal 2010	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Full Year**
Net revenues	$717,637	$775,554	$815,516	$1,195,451	$3,504,158
Gross margin	270,558	286,727	311,281	505,293	1,373,859
Operating income[1,2,5,6]	32,461	51,197	56,162	183,594	323,414
Net earnings	19,538	30,759	36,530	113,400	200,227
Basic earnings per share[3]	$ 0.18	$ 0.29	$ 0.34	$ 1.08	$ 1.87
Diluted earnings per share[3]	$ 0.18	$ 0.28	$ 0.34	$ 1.05	$ 1.83
Stock price (as of quarter-end) [4]	$ 28.80	$ 26.71	$ 32.37	$ 32.34	$ 32.34

[1] *Operating income is defined as earnings before net interest income or expense and income taxes.*

[2] *Includes impairment and early lease termination charges of $1.5 million and $6.0 million in the first quarter, $0.8 million and $4.3 million in the second quarter, $0.0 million and $3.4 million in the third quarter and $0.9 million and $3.8 million in the fourth quarter of fiscal 2011 and fiscal 2010, respectively, related to our underperforming retail stores.*

[3] *The sum of the quarterly net earnings per share amounts will not necessarily equal the annual net earnings per share as each quarter is calculated independently.*

[4] *Stock prices represent our common stock price at the close of business on the Friday before our fiscal quarter-end.*

[5] *Includes $3.3 million and $1.0 million in the first and second quarter of fiscal 2010, respectively, related to the retirement of our former Chairman of the Board and Chief Executive Officer.*

[6] *Includes a net benefit of $0.4 million in the second quarter of fiscal 2010 related to the exit of excess distribution capacity.*

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of January 29, 2012, an evaluation was performed by management, with the participation of our Chief Executive Officer ("CEO") and our Acting Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for timely discussions regarding required disclosures, and that such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over the company's financial reporting. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even any effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of any internal control may vary over time.

Our management assessed the effectiveness of the company's internal control over financial reporting as of January 29, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on our assessment using those criteria, our management concluded that, as of January 29, 2012, our internal control over financial reporting is effective.

Our independent registered public accounting firm audited the financial statements included in this Annual Report on Form 10-K and has issued an attestation report on the Company's internal control over financial reporting. Their report appears on pages 63 through 64 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item is incorporated by reference herein to the information under the headings "Election of Directors," "Information Concerning Executive Officers," "Committee Reports–Nominations and Corporate Governance Committee Report," "Committee Reports–Audit and Finance Committee Report," "Corporate Governance Guidelines and Corporate Code of Conduct" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is incorporated by reference herein to information under the headings "Election of Directors," "Information Concerning Executive Officers," "Compensation Discussion and Analysis," and "Committee Reports–Compensation Committee Report" in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated by reference herein to information under the headings "Security Ownership of Principal Stockholders and Management" and "Equity Compensation Plan Information" in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item is incorporated by reference herein to information under the heading "Certain Relationships and Related Transactions" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item is incorporated by reference herein to information under the headings "Committee Reports–Audit and Finance Committee Report" and "Audit and Related Fees" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements:

The following consolidated financial statements of Williams-Sonoma, Inc. and subsidiaries and the related notes are filed as part of this report pursuant to Item 7:

Consolidated Statements of Earnings for the fiscal years ended January 29, 2012, January 30, 2011 and January 31, 2010

Consolidated Balance Sheets as of January 29, 2012 and January 30, 2011

Consolidated Statements of Stockholders' Equity for the fiscal years ended January 29, 2012, January 30, 2011 and January 31, 2010

Consolidated Statements of Cash Flows for the fiscal years ended January 29, 2012, January 30, 2011 and January 31, 2010

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Quarterly Financial Information

(a)(2) Financial Statement Schedules: Schedules have been omitted because they are not required or because the required information, where material, is included in the financial statements, notes, or supplementary financial information.

(a)(3) Exhibits: See Exhibit Index on pages 70 through 78.

(b) Exhibits: See Exhibit Index on pages 70 through 78.

(c) Financial Statement Schedules: Schedules have been omitted because they are not required or are not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIAMS-SONOMA, INC.

Date: March 29, 2012

By /s/ LAURA J. ALBER
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 29, 2012	/s/ ADRIAN D.P. BELLAMY Adrian D.P. Bellamy Chairman of the Board of Directors
Date: March 29, 2012	/s/ LAURA J. ALBER Laura J. Alber Chief Executive Officer (principal executive officer)
Date: March 29, 2012	/s/ JULIE P. WHALEN Julie P. Whalen Acting Chief Financial Officer (principal financial officer and principal accounting officer)
Date: March 29, 2012	/s/ ROSE MARIE BRAVO Rose Marie Bravo Director
Date: March 29, 2012	/s/ MARY ANN CASATI Mary Ann Casati Director
Date: March 29, 2012	/s/ PATRICK J. CONNOLLY Patrick J. Connolly Director
Date: March 29, 2012	/s/ ADRIAN T. DILLON Adrian T. Dillon Director
Date: March 29, 2012	/s/ ANTHONY A. GREENER Anthony A. Greener Director
Date: March 29, 2012	/s/ TED W. HALL Ted W. Hall Director
Date: March 29, 2012	/s/ MICHAEL R. LYNCH Michael R. Lynch Director
Date: March 29, 2012	/s/ LORRAINE TWOHILL Lorraine Twohill Director

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE
FISCAL YEAR ENDED JANUARY 29, 2012

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
PLAN OF ACQUISITION, REORGANIZATION, ARRANGEMENT LIQUIDATION OR SUCCESSION	
2.1	Agreement and Plan of Merger of Williams-Sonoma, Inc., a Delaware corporation, and Williams-Sonoma, Inc., a California Corporation, dated May 25, 2011 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K as filed with the Commission on May 25, 2011, File No. 001-14077)
ARTICLES OF INCORPORATION AND BYLAWS	
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the Commission on May 25, 2011, File No. 001-14077)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K as filed with the Commission on May 25, 2011, File No. 001-14077)
INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES	
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K as filed with the Commission on May 25, 2011, File No. 001-14077)
FINANCING AGREEMENTS	
10.1	Fifth Amended and Restated Credit Agreement, dated September 23, 2010, between the Company and Bank of America, N.A., as administrative agent, letter of credit issuer and swingline lender, Wells Fargo Bank, National Association, as syndication agent, JPMorgan Chase Bank, N.A. and U.S. Bank, National Association, as co-documentation agents, and the lenders party thereto (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2010 as filed with the Commission on December 10, 2010, File No. 001-14077)
10.2	Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2005 as filed with the Commission on September 9, 2005, File No. 001-14077)
10.3	First Amendment, dated as of September 9, 2005, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2005 as filed with the Commission on December 6, 2005, File No. 001-14077)
10.4	Second Amendment, dated as of September 8, 2006, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.5	Third Amendment, dated as of October 25, 2006, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.6	Fourth Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.7	Fifth Amendment, dated as of September 5, 2008, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended November 2, 2008 as filed with the Commission on December 12, 2008, File No. 001-14077)
10.8	Sixth Amendment, dated as of September 4, 2009, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended November 1, 2009 as filed with the Commission on December 12, 2009, File No. 001-14077)
10.9	Seventh Amendment, dated as of September 3, 2010, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2010 as filed with the Commission on December 10, 2010, File No. 001-14077)
10.10	Eighth Amendment, dated as of September 2, 2011, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2011 as filed with the Commission December 9, 2011, File No. 001-14077)
10.11	Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2005 as filed with the Commission on September 9, 2005, File No. 001-14077)
10.12	First Amendment, dated as of September 9, 2005, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2005 as filed with the Commission on December 6, 2005, File No. 001-14077)
10.13	Second Amendment, dated as of September 8, 2006, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.14	Third Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.15	Fourth Amendment, dated as of September 5, 2008, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended November 2, 2008 as filed with the Commission on December 12, 2008, File No. 001-14077)
10.16	Fifth Amendment, dated as of September 4, 2009, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended November 1, 2009 as filed with the Commission on December 11, 2009, File No. 001-14077)
10.17	Sixth Amendment, dated as of September 3, 2010, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2010 as filed with the Commission on December 10, 2010, File No. 001-14077)
10.18	Seventh Amendment, dated as of September 2, 2011, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2011 as filed with the Commission on December 9, 2011, File No. 001-14077)
10.19	Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.20	First Amendment, dated as of October 25, 2006, to the Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.21	Second Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.22	Third Amendment, dated as of September 5, 2008, to the Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended November 2, 2008 as filed with the Commission on December 12, 2008, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.23	Fourth Amendment, dated as of September 4, 2009, to the Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended November 1, 2009 as filed with the Commission on December 11, 2009, File No. 001-14077)
10.24	Fifth Amendment, dated as of September 3, 2010, to the Reimbursement Agreement between the Company and U.S. Bank National Association, N.A., dated as of September 8, 2006 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2010 as filed with the Commission on December 10, 2010, File No. 001-14077)
10.25	Sixth Amendment, dated as of September 2, 2011, to the Reimbursement Agreement between the Company and U.S. Bank National Association, N.A., dated as of September 8, 2006 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2011 as filed with the Commission on December 9, 2011, File No. 001-14077)
STOCK PLANS	
10.26+	Williams-Sonoma, Inc. Amended and Restated 1993 Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2006 as filed with the Commission on April 15, 2005, File No. 001-14077)
10.27+	Williams-Sonoma, Inc. 2000 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8 as filed with the Commission on October 27, 2000, File No. 333-48750)
10.28+	Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit D to the Company's definitive proxy statement on Schedule A as filed on April 7, 2011, File No. 001-14077)
10.29+	Forms of Notice of Grant and Stock Option Agreement under the Company's 1993 Stock Option Plan, 2000 Nonqualified Stock Option Plan and 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2004 as filed with the Commission on December 10, 2004, File No. 001-14077)
10.30+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Restricted Stock Unit Award Term Sheet for Director Grants (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended July 29, 2007 as filed with the Commission on September 7, 2007, File No. 001-14077)
10.31+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Restricted Stock Unit Award Agreement for Employee Grants (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 22, 2010, File No. 001-14077)
10.32+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Stock-Settled Stock Appreciation Right Award Agreement for Director Grants (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2008 as filed with the Commission on April 3, 2008, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.33+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Stock-Settled Stock Appreciation Right Award Agreement for Employee Grants (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on March 22, 2010, File No. 001-14077)
10.34+	Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Stock-Settled Stock Appreciation Right Award Agreement for CEO Grant (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2009 as filed with the Commission on April 2, 2009, File No. 001-14077)
10.35+	Restricted Stock Unit Award Agreement with W. Howard Lester dated May 26, 2010 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2010 as filed with the Commission on September 10, 2010, File No. 001-14077)

OTHER INCENTIVE PLANS

10.36+	2001 Incentive Bonus Plan, as amended and restated (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on June 11, 2008, File No. 001-14077)
10.37+	Williams-Sonoma, Inc. Pre-2005 Executive Deferral Plan (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2009 as filed with the Commission on April 2, 2009, File No. 001-14077)
10.38+	Williams-Sonoma, Inc. Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2009 as filed with the Commission on April 2, 2009, File No. 001-14077)
10.39+	Williams-Sonoma, Inc. 401(k) Plan, as amended and restated effective January 1, 2002, except as otherwise noted, and including amendments effective through August 1, 2007 (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2008 as filed with the Commission on April 3, 2008, File No. 001-14077)
10.40+	Amendment to the Williams-Sonoma, Inc. 401(k) Plan dated November 6, 2008 (incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2009 as filed with the Commission on April 2, 2009, File No. 001-14077)
10.41+	January 2009 Amendment to the Williams-Sonoma, Inc. 401(k) Plan dated January 20, 2009 (incorporated by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2009 as filed with the Commission on April 2, 2009, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
PROPERTIES	
10.42	Warehouse – Distribution Facility lease dated July 1, 1983, between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1983 as filed with the Commission on October 14, 1983, File No. 000-12704)
10.43	First Amendment, dated December 1, 1985, to the Warehouse – Distribution Facility lease dated July 1, 1983, between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 1986 as filed with the Commission on May 2, 1986, File No. 000-12704)
10.44	Second Amendment, dated December 1, 1993, to the Warehouse – Distribution Facility lease dated July 1, 1983 between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1994 as filed with the Commission on April 29, 1994, File No. 000-12704)
10.45	Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990, by and between Hewson-Memphis Partners and the Company (incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 1990 as filed with the Commission on December 12, 1990, File No. 000-12704)
10.46	First Amendment, dated December 22, 1993, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee between the Company and Hewson-Memphis Partners, dated as of August 1, 1990 (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2001 as filed with the Commission on April 26, 2001, File No. 001-14077)
10.47	Second Amendment, dated September 1, 1994, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.38 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 1994 as filed with the Commission on December 13, 1994, File No. 000-12704)
10.48	Third Amendment, dated October 24, 1995, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.2E to the Company's Quarterly Report on Form 10-Q for the period ended October 29, 1995 as filed with the Commission on December 13, 1995, File No. 000-12704)
10.49	Fourth Amendment, dated February 1, 1996, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2001 as filed with the Commission on April 26, 2001, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.50	Fifth Amendment to Sublease, dated March 1, 1999, incorrectly titled Fourth Amendment to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2002 as filed with the Commission on April 29, 2002, File No. 001-14077)
10.51	Memorandum of Understanding between the Company and the State of Mississippi, Mississippi Business Finance Corporation, Desoto County, Mississippi, the City of Olive Branch, Mississippi and Hewson Properties, Inc., dated August 24, 1998 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended August 2, 1998 as filed with the Commission on September 14, 1998, File No. 001-14077)
10.52	Olive Branch Distribution Facility Lease, dated December 1, 1998, between the Company as lessee and WSDC, LLC (the successor-in-interest to Hewson/Desoto Phase I, L.L.C.) as lessor (incorporated by reference to Exhibit 10.3D to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 as filed with the Commission on April 30, 1999, File No. 001-14077)
10.53	First Amendment, dated September 1, 1999, to the Olive Branch Distribution Facility Lease between the Company as lessee and WSDC, LLC (the successor-in-interest to Hewson/Desoto Phase I, L.L.C.) as lessor, dated December 1, 1998 (incorporated by reference to Exhibit 10.3B to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077)
10.54	Lease for an additional Company distribution facility located in Olive Branch, Mississippi between Williams-Sonoma Retail Services, Inc. as lessee and SPI WS II, LLC (the successor-in-interest to Hewson/Desoto Partners, L.L.C.) as lessor, dated November 15, 1999 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077)

EMPLOYMENT AGREEMENTS

10.55+	Employment Agreement with Laura Alber, dated June 11, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Commission on June 17, 2010, File No. 001-14077)
10.56+	Management Retention Agreement with Laura Alber, dated June 11, 2010 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K as filed with the Commission on June 17, 2010, File No. 001-14077)
10.57+	Employment Agreement between the Company and Sharon McCollam, dated December 28, 2002 (incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2006 as filed with the Commission on April 15, 2005, File No. 001-14077)
10.58+	Amendment, dated as of November 11, 2008, to Employment Agreement between the Company and Sharon McCollam, dated December 28, 2002 (incorporated by reference to Exhibit 10.64 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2009 as filed with the Commission on April 2, 2009, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.59+	Management Retention Agreement with Sharon McCollam, dated June 11, 2010 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K as filed with the Commission on June 17, 2010, File No. 001-14077)
10.60+	Form of Management Retention Agreement for Executive Vice Presidents and Brand Presidents, approved May 25, 2010 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K as filed with the Commission on June 1, 2010, File No. 001-14077)
10.61+	Form of Management Retention Agreement for Senior Vice Presidents, approved May 25, 2010 (incorporated by reference to Exhibit 10.67 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2011 as filed with the Commission on March 31, 2011, File No. 001-14077)
OTHER AGREEMENTS	
10.62	Aircraft Lease Agreement between WHL Management LLC and the Company, dated May 16, 2008 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 3, 2008 as filed with the Commission on September 12, 2008, File No. 001-14077)
10.63	Amendment No. 1 to Aircraft Lease Agreement by and between WHL Management LLC and the Company, dated May 26, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Commission on June 1, 2010, File No. 001-14077)
10.64	Form of Williams-Sonoma, Inc. Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2011 as filed with the Commission on September 9, 2011, File No. 001-14077)
OTHER EXHIBITS	
21.1*	Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
CERTIFICATIONS	
31.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
32.1*	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
XBRL	
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

+ Indicates a management contract or compensatory plan or arrangement.

** XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

NOTICE OF
2012 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

WILLIAMS-SONOMA, INC.

2011 ANNUAL REPORT

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WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue
San Francisco, California 94109
www.williams-sonomainc.com

NOTICE OF 2012 ANNUAL MEETING OF STOCKHOLDERS

MEETING DATE:	May 24, 2012
TIME:	9:00 a.m. Pacific Daylight Time
PLACE:	Williams-Sonoma, Inc. 3250 Van Ness Avenue San Francisco, California 94109
ITEMS OF BUSINESS:	1) The election of our Board of Directors; 2) The amendment and restatement of the Williams-Sonoma, Inc. 2001 Incentive Bonus Plan to increase the participant payment limit to ten million dollars per award period, to extend its term for an additional year and to approve the material terms of the plan so that we may continue to use the plan to achieve the company's goals and continue to receive a federal income tax deduction for certain compensation paid under the 2001 Incentive Bonus Plan; 3) An advisory vote to approve executive compensation; 4) The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending February 3, 2013; and 5) Such other business as may properly come before the meeting or any adjournment or postponement of the meeting.
WHO CAN VOTE:	You may vote if you were a stockholder of record as of March 26, 2012.
DATE OF MAILING:	The Notice of Internet Availability of Proxy Materials or this notice, the Proxy Statement and the Annual Report are first being mailed to stockholders and posted on our website on or about April 6, 2012.

By Order of the Board of Directors

David King
Secretary

YOUR VOTE IS IMPORTANT

Instructions for submitting your proxy are provided in the Notice of Internet Availability of Proxy Materials, the Proxy Statement and on your proxy card. It is important that your shares be represented and voted at the Annual Meeting. Please submit your proxy through the Internet, by telephone, or mark, sign, date and promptly return the enclosed proxy card in the enclosed envelope. You may revoke your proxy at any time prior to its exercise at the Annual Meeting.

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WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue
San Francisco, California 94109
www.williams-sonomainc.com

PROXY STATEMENT FOR THE 2012 ANNUAL MEETING OF STOCKHOLDERS

GENERAL INFORMATION

Our Board of Directors is soliciting your proxy to vote your shares at our 2012 Annual Meeting of Stockholders, to be held on Thursday, May 24, 2012 at 9:00 a.m. Pacific Daylight Time, and for any adjournment or postponement of the meeting. Our Annual Meeting will be held at our corporate headquarters located at 3250 Van Ness Avenue, San Francisco, California 94109.

Our Annual Report to Stockholders for the fiscal year ended January 29, 2012, or fiscal 2011, including our financial statements for fiscal 2011, is also included with printed copies of this Proxy Statement and posted on our website at www.williams-sonomainc.com/investors/annual-reports.html. These proxy materials are first being made available to stockholders and posted on our website on or about April 6, 2012.

What is the purpose of the Annual Meeting?

Stockholders will be asked to vote on the following matters:

1) The election of our Board of Directors;
2) The amendment and restatement of the Williams-Sonoma, Inc. 2001 Incentive Bonus Plan to increase the participant payment limit to ten million dollars per award period, to extend its term for an additional year and to approve the material terms of the plan so that we may continue to use the plan to achieve the company's goals and continue to receive a federal income tax deduction for certain compensation paid under the 2001 Incentive Bonus Plan;
3) An advisory vote to approve executive compensation;
4) The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending February 3, 2013; and
5) Such other business as may properly come before the meeting or any adjournment or postponement of the meeting, including stockholder proposals. At this time, we do not know of any other matters to be brought before the Annual Meeting.

What is the Notice of Internet Availability of Proxy Materials?

In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission, or the SEC, instead of mailing a printed copy of our proxy materials to all stockholders entitled to vote at the Annual Meeting, we are furnishing the proxy materials to certain of our stockholders over the Internet. If you received a Notice of Internet Availability of Proxy Materials, or the Notice, by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice will instruct you as to how you may access and review the proxy materials and submit your vote via the Internet or by telephone. If you received a Notice by mail and would like to receive a printed copy of the proxy materials, please follow the instructions for requesting such materials included in the Notice.

You may also choose to receive future proxy materials by e-mail by following the instructions provided on the website referred to in the Notice. Choosing to receive your future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our Annual Meeting on the environment.

If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

On the date of mailing of the Notice, all stockholders will have the ability to access all of our proxy materials on a website referred to in the Notice. These proxy materials will be available free of charge.

Who may vote?

Only stockholders of record at the close of business on March 26, 2012, the record date, are entitled to receive notice of and to vote at the Annual Meeting. Each holder of our common stock will be entitled to one vote for each share of our common stock owned as of the record date. As of the record date, there were 99,584,007 shares of our common stock outstanding and entitled to vote, and there were 412 stockholders of record, which number does not include beneficial owners of shares held in the name of a bank or brokerage firm. We do not have any outstanding shares of preferred stock.

How do I vote?

You may vote in person at the Annual Meeting, electronically by submitting your proxy through the Internet, by telephone or by returning a hard copy of the proxy card before the Annual Meeting. Proxies properly executed, returned to us on a timely basis and not revoked will be voted in accordance with the instructions contained in the proxy. If any matter not described in this Proxy Statement is properly presented for action at the meeting, the persons named in the enclosed proxy will have discretionary authority to vote according to their best judgment.

How do I vote electronically or by telephone?

You may vote by submitting your proxy through the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate your identity as a Williams-Sonoma, Inc. stockholder, to allow you to vote your shares and to confirm that your instructions have been properly recorded. Specific instructions to be followed for voting through the Internet or by telephone are provided below in this Proxy Statement, in the Notice and on the proxy card.

Shares Registered Directly in the Name of the Stockholder

If your shares are registered directly in your name in our stock records maintained by our transfer agent, Wells Fargo Shareowner Services, then you may vote your shares:

- on the Internet at www.eproxy.com/wsm; or
- by calling Wells Fargo Shareowner Services from within the United States at 800-560-1965.

Proxies for shares registered directly in your name that are submitted through the Internet or by telephone must be received before noon Pacific Daylight Time on Wednesday, May 23, 2012.

Shares Registered in the Name of a Brokerage Firm or Bank

If your shares are held in an account at a brokerage firm or bank, you should follow the voting instructions on the Notice or the proxy card.

What if I return my proxy card directly to the company, but do not provide voting instructions?

If a signed proxy card is returned to us without any indication of how your shares should be voted, votes will be cast "FOR" the election of the directors named in this Proxy Statement, "FOR" the amendment and restatement of our 2001 Incentive Bonus Plan, "FOR" the approval, on an advisory basis, of the compensation of our named executive officers, and "FOR" the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending February 3, 2013.

What are the directions to attend the Annual Meeting and vote in person?

The following are directions to attend the Annual Meeting from various locations around the San Francisco Bay Area:

From the South Bay

Take US-101 Northbound toward San Francisco
Take the US-101 exit on the left
Keep left at the fork to continue on US-101 North
Take exit 434A to merge onto Mission Street/US-101
Turn left at US-101/South Van Ness Avenue
Continue North on Van Ness Avenue
Destination will be on the right

From the East Bay

Take I-80 Westbound across the Bay Bridge toward San Francisco
Take exit 1B to merge onto US-101 North
Take exit 434A to merge onto Mission Street/US-101
Turn left at US-101/South Van Ness Avenue
Continue North on Van Ness Avenue
Destination will be on the right

From the North Bay

Take US-101 Southbound across the Golden Gate Bridge toward San Francisco
Exit onto Richardson Avenue/US-101 toward Lombard Street
Continue to follow US-101
Turn left at US-101/Van Ness Avenue
Continue North on Van Ness Avenue
Destination will be on the right

How many shares must be present to transact business at the Annual Meeting?

Stockholders holding a majority of our outstanding shares as of the record date must be present in person or by proxy at the Annual Meeting so that we may transact business. This is known as a quorum. Shares that are voted in person or through the Internet, telephone or signed proxy card, and abstentions and broker non-votes, will be included in the calculation of the number of shares considered to be present for purposes of determining whether there is a quorum at the Annual Meeting.

What is a broker non-vote?

The term broker non-vote refers to shares that are held of record by a broker for the benefit of the broker's clients but that are not voted at the Annual Meeting on certain non-routine matters set forth in New York Stock Exchange, or NYSE, Rule 402.08(B) because the broker did not receive instructions from the broker's clients on how to vote the shares and, therefore, was prohibited from voting the shares.

How many votes are needed to elect directors?

Pursuant to a majority voting bylaw adopted by our Board of Directors and further described in our Amended and Restated Bylaws, the election of each of the ten director nominees requires the affirmative vote of a majority of the votes cast at the Annual Meeting with respect to each nominee. The number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee for the nominee to be elected as a director to serve until the next annual meeting or until his or her successor has been duly elected and qualified. Your proxy will be voted in accordance with your instructions. If no instructions are given, the proxy holders will vote "FOR" each of the director nominees. If you hold your shares through a brokerage, bank or other nominee, or in "street name," it is important to cast your vote if you want it to count in the election of directors. In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your bank or broker was allowed to vote those shares on your behalf in the election of directors if they felt it was appropriate to do so. Changes in regulations were made to take away the ability of your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote your shares in the election of directors, no votes will be cast on your behalf. Broker non-votes and abstentions will have no effect on the outcome of the election.

Pursuant to the resignation policy adopted by our Board of Directors and further described in our Corporate Governance Guidelines, any nominee for director who is not elected shall promptly tender his or her resignation to our Board of Directors following certification of the stockholder vote. The Nominations and Corporate Governance Committee will consider the resignation offer and recommend to our Board of Directors the action to be taken with respect to the offered resignation. In determining its recommendation, the Nominations and Corporate Governance Committee shall consider all factors it deems relevant. Our Board of Directors will act on the Nominations and Corporate Governance Committee's recommendation within 90 days following certification of the stockholder vote and will publicly disclose its decision with respect to the director's resignation offer (and the reasons for rejecting the resignation offer, if applicable).

Any director who tenders his or her resignation pursuant to the resignation policy shall not participate in the Nominations and Corporate Governance Committee's recommendation or Board of Directors action regarding whether to accept the resignation offer. If each member of the Nominations and Corporate Governance Committee is required to tender his or her resignation pursuant to the resignation policy in the same election, then the independent directors of our Board of Directors who are not required to tender a resignation pursuant to the resignation policy shall consider the resignation offers and make a recommendation to our Board of Directors.

To the extent that one or more directors' resignations are accepted by our Board of Directors, our Board of Directors in its discretion may determine either to fill such vacancy or vacancies or to reduce the size of the Board within the authorized range.

How many votes are needed to approve Proposals 2, 3 and 4?

Proposals 2, 3 and 4 require the affirmative vote of holders of a majority of voting power entitled to vote thereon, present in person or represented by proxy, at the Annual Meeting. Proxy cards marked "abstain" will have the effect of a "NO" vote and broker non-votes will have no effect on the outcome of the vote.

For Proposal 3, the approval of the compensation of our named executive officers, because your vote is advisory, it will not be binding on us or the Board. However, the Board and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation.

Are there any stockholder proposals this year?

No stockholder proposals are included in this Proxy Statement nor have we received notice of any stockholder proposals to be raised at this year's Annual Meeting.

What if I want to change my vote(s)?

You may revoke your proxy prior to the close of voting at the Annual Meeting by any of the following methods:

- sending written notice of revocation to our Secretary;
- sending a signed proxy card bearing a later date to our Secretary; or
- attending the Annual Meeting, revoking your proxy and voting in person.

What is householding?

Householding is a cost-cutting procedure used by us and approved by the SEC. Under the householding procedure, we send only one Notice or Annual Report and Proxy Statement to stockholders of record who share the same address and last name, unless one of those stockholders notifies us that the stockholder would like a separate Notice or Annual Report and Proxy Statement. A separate proxy card is included in the materials for each stockholder of record. A stockholder may notify us that the stockholder would like a separate Notice or Annual Report and Proxy Statement by phone at 415-421-7900 or by mail at the following mailing address: Williams-Sonoma, Inc., Attention: Annual Report Administrator, 3250 Van Ness Avenue, San Francisco, California 94109. If we receive such notification that the stockholder wishes to receive a separate Notice or Annual Report and Proxy Statement, we will promptly deliver such Notice or Annual Report and Proxy Statement. If you wish to update your participation in householding, you may contact your broker or our mailing agent, Broadridge Investor Communications Solutions, at 800-542-1061.

What if I received more than one proxy card?

If you received more than one proxy card, it means that you have multiple accounts with brokers and/or our transfer agent. You must complete each proxy card in order to vote all of your shares. If you are interested in consolidating your accounts, you may contact your broker or our transfer agent, Wells Fargo Shareowner Services, at 800-468-9716.

Who pays the expenses incurred in connection with the solicitation of proxies?

We pay all of the expenses incurred in preparing, assembling and mailing the Notice or this Proxy Statement and the materials enclosed. We have retained Skinner & Company to assist in the solicitation of proxies at an estimated cost to us of $3,500. Some of our officers or employees may solicit proxies personally or by telephone or other means. None of those officers or employees will receive special compensation for such services.

PROPOSAL 1

ELECTION OF DIRECTORS

What is this proposal?

This is a proposal to elect our Board of Directors.

How many members are on our Board?

We currently have ten directors. Assuming each director nominee is elected, after the 2012 Annual Meeting, we will have ten directors.

Has the Board determined which directors are independent?

The Board has determined that Adrian D.P. Bellamy, Rose Marie Bravo, Mary Ann Casati, Adrian T. Dillon, Anthony A. Greener, Ted W. Hall, Michael R. Lynch and Lorraine Twohill meet the independence requirements of our "Policy Regarding Director Independence Determinations," which is part of our Corporate Governance Guidelines. Our Corporate Governance Guidelines are posted on our website at www.williams-sonomainc.com. Accordingly, the Board has determined that none of these director nominees has a material relationship with us and that each of these nominees is independent within the meaning of the NYSE and SEC director independence standards, as currently in effect. Further, our Board committees satisfy the independence requirements of the NYSE and SEC. The Board's independence determination was based on information provided by our director nominees and discussions among our officers and directors.

How often did our Board meet in fiscal 2011?

During fiscal 2011, our Board held a total of eight meetings. Each director who was a member of our Board during fiscal 2011 attended at least 75% of the aggregate of (i) the total number of meetings of the Board held during the period for which such director has been a director and (ii) the total number of meetings held by all committees of the Board on which such director served during the periods that such director served.

What is our policy for director attendance at the Annual Meeting?

Our policy is that directors who are nominated for election at our Annual Meeting should attend the Annual Meeting. Each incumbent director who was nominated for election at our 2011 Annual Meeting attended the meeting.

How can stockholders and interested parties communicate with members of the Board?

Stockholders and all other interested parties may send written communications to the Board or to any of our directors individually, including non-management directors and the Chairman of the Board, at the following address: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. All communications will be compiled by our Corporate Secretary and submitted to the Board or an individual director, as appropriate, on a periodic basis.

What will happen if a nominee is unwilling or unable to serve prior to the Annual Meeting?

Our Board has no reason to believe that any of the nominees will be unwilling or unable to serve as a director. However, should a nominee become unwilling or unable to serve prior to the Annual Meeting, our Nominations and Corporate Governance Committee would recommend another person or persons to be nominated by our Board to stand for election, and your proxies would be voted for the person or persons selected by the committee and nominated by our Board.

How are the directors compensated?

For fiscal 2011, non-employee directors received cash compensation and equity grants for their service on our Board and Board committees of which they are a member. Each non-employee director received cash compensation and equity grants as identified in the following table. During fiscal 2011, the equity grants were made in the form of restricted stock units. Directors received dividend equivalent payments with respect to outstanding restricted stock unit awards. These restricted stock units vest on the earlier of one year from the date of grant or the day before the next regularly scheduled annual meeting. The number of restricted stock units granted was determined by dividing the total monetary value of each award, equal to the equity grant as identified in the following table, by the closing price of our common stock on the trading day prior to the grant date, rounding down to the nearest whole share.

	Value of Annual Compensation
Cash Compensation for Initial Election to the Board	$ 92,000
Equity Grant for Initial Election to the Board	$ 92,000
Annual Cash Compensation for Board Service(1)	$ 92,500
Annual Equity Grant for Board Service(2)	$ 92,500
Annual Cash Compensation to Chairman of the Board(1)	$150,000
Annual Equity Grant to Chairman of the Board(2)	$150,000
Annual Cash Compensation to Chairperson of the Audit and Finance Committee(1)	$ 20,500
Annual Equity Grant to Chairperson of the Audit and Finance Committee(2)	$ 20,500
Annual Cash Compensation to Chairperson of the Compensation Committee(1)	$ 12,500
Annual Equity Grant to Chairperson of the Compensation Committee(2)	$ 12,500
Annual Cash Compensation to Chairperson of the Nominations and Corporate Governance Committee(1)	$ 8,250
Annual Equity Grant to Chairperson of the Nominations and Corporate Governance Committee(2)	$ 8,250

(1) The annual cash compensation is awarded on the date of the Annual Meeting so long as the non-employee director has been serving on the Board for at least three months. Such compensation is paid in quarterly installments so long as the non-employee director continues to serve on the Board at the time of such payments.

(2) The annual equity grant is awarded on the date of the Annual Meeting so long as the non-employee director has been serving on the Board for at least three months.

In addition to the compensation described above, non-employee directors received cash attendance compensation in the amount of $2,000 for each committee meeting they attended for committees of which they are a member. Directors also received reimbursement for travel expenses related to attending our Board, committee or business meetings. Non-employee directors and their spouses receive discounts on our merchandise.

The Board has approved a share ownership policy. Each non-employee director must hold, by the later of the 2012 Annual Meeting or the fifth anniversary of such director's initial election to the Board, at least $400,000 worth of shares of company stock. In the event a director holds at least $400,000 worth of shares of company stock during the required time period, but the value of such director's shares decreases below $400,000 due to a drop in the company's stock price, the director shall be deemed to have complied with this policy so long as the director does not sell shares of company stock. If a director has not complied with this policy during the required time period, then the director may not sell any shares until such director holds at least $400,000 worth of shares of company stock.

Non-Employee Director Compensation During Fiscal 2011

The following table shows the compensation provided to our non-employee directors during fiscal 2011:

	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Stock Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Adrian D.P. Bellamy ..	$275,000	$254,995(2)	—	—	—	$36,301(3)(4)	$566,296
Rose Marie Bravo	$ 69,000	$ 91,970(5)	—	—	—	$ 1,618(6)(7)	$162,588
Mary Ann Casati	$ 69,000	$ 91,971(8)	—	—	—	$ 579(9)	$161,550
Adrian T. Dillon	$137,000	$112,993(10)	—	—	—	$ 7,371(11)(12)	$257,364
Anthony A. Greener ...	$112,500	$ 92,484(13)	—	—	—	$ 2,500(14)(15)	$207,484
Ted W. Hall	$126,500	$ 92,484(16)	—	—	—	$ 4,482(17)(18)	$223,466
Michael R. Lynch	$134,750	$100,711(19)	—	—	—	$19,812(20)(21)	$255,273
Richard T. Robertson ..	$ 33,125	—	—	—	—	$ 7,307(22)(23)	$ 40,432
Lorraine Twohill	$ 69,000	$ 91,971(24)	—	—	—	$ 579(25)	$161,550
David B. Zenoff	$ 27,125	—	—	—	—	$24,571(26)(27)	$ 51,696

(1) Based on the fair market value of the award granted in fiscal 2011, which is calculated by multiplying the closing price of our stock on the trading day prior to the grant date by the number of units granted. The number of restricted stock units granted is determined by dividing the total monetary value of each award, equal to the annual equity grant as identified in the preceding table, by the closing price of our common stock on the trading day prior to the grant date, rounding down to the nearest whole share.

(2) Represents the fair market value associated with a restricted stock unit award of 6,540 shares of common stock made on May 25, 2011, with a fair value as of the grant date of $38.99 per share for an aggregate grant date fair value of $254,995.

(3) Includes taxable value of discount on merchandise of $9,591.

(4) Includes dividend equivalent payments made with respect to outstanding stock unit awards of $26,710.

(5) Represents the fair market value associated with a restricted stock unit award of 2,618 shares of common stock made on June 17, 2011, with a fair value as of the grant date of $35.13 per share for an aggregate grant date fair value of $91,970.

(6) Includes taxable value of discount on merchandise of $152.

(7) Includes dividend equivalent payments made with respect to an outstanding restricted stock unit award of $1,466.

(8) Represents the fair market value associated with a restricted stock unit award of 2,630 shares of common stock made on January 23, 2012, with a fair value as of the grant date of $34.97 per share for an aggregate grant date fair value of $91,971.

(9) Represents a dividend equivalent payment made with respect to an outstanding restricted stock unit award of $579.

(10) Represents the fair market value associated with a restricted stock unit award of 2,898 shares of common stock made on May 25, 2011, with a fair value as of the grant date of $38.99 per share for an aggregate grant date fair value of $112,993.

(11) Includes taxable value of discount on merchandise of $4,508.

(12) Includes dividend equivalent payments made with respect to an outstanding restricted stock unit award of $2,863.

(13) Represents the fair market value associated with a restricted stock unit award of 2,372 shares of common stock made on May 25, 2011, with a fair value as of the grant date of $38.99 per share for an aggregate grant date fair value of $92,484.

(14) Includes taxable value of discount on merchandise of $156.

(15) Includes dividend equivalent payments made with respect to an outstanding restricted stock unit award of $2,344.

(16) Represents the fair market value associated with a restricted stock unit award of 2,372 shares of common stock made on May 25, 2011, with a fair value as of the grant date of $38.99 per share for an aggregate grant date fair value of $92,484.

(17) Includes taxable value of discount on merchandise of $2,138.

(18) Includes dividend equivalent payments made with respect to outstanding restricted stock unit awards of $2,344.

(19) Represents the fair market value associated with a restricted stock unit award of 2,583 shares of common stock made on May 25, 2011, with a fair value as of the grant date of $38.99 per share for an aggregate grant date fair value of $100,711.

(20) Includes taxable value of discount on merchandise of $2,864.

(21) Includes dividend equivalent payments made with respect to outstanding restricted stock unit awards of $16,948.

(22) Includes taxable value of discount on merchandise of $6,292.

(23) Includes dividend equivalent payments made with respect to an outstanding restricted stock unit award of $1,015.

(24) Represents the fair market value associated with a restricted stock unit award of 2,630 shares of common stock made on January 23, 2012, with a fair value as of the grant date of $34.97 per share for an aggregate grant date fair value of $91,971.

(25) Represents a dividend equivalent payment made with respect to an outstanding restricted stock unit award of $579.

(26) Includes taxable value of discount on merchandise of $3,609.

(27) Includes dividend equivalent payments made with respect to outstanding restricted stock unit awards of $20,962.

What is our Board leadership structure?

We currently separate the positions of Chief Executive Officer and Chairman of the Board. Since May 2010, Adrian D.P. Bellamy, one of our independent directors who previously served as our Lead Independent Director, has served as our Chairman of the Board.

Separating the positions of Chief Executive Officer and Chairman of the Board maximizes the Board's independence and aligns our leadership structure with current trends in corporate governance best practices. Our Chief Executive Officer is responsible for day-to-day leadership and for setting the strategic direction of the company, while the Chairman of the Board provides independent oversight and advice to our management team, and presides over Board meetings.

Do we have a Lead Independent Director?

No. Our Corporate Governance Guidelines provide that in the event that the Chairman of the Board is not an independent director, the Board shall elect a Lead Independent Director. On May 26, 2010 the Board appointed Adrian D.P. Bellamy, an independent director, as Chairman of the Board.

What is the Board's role in overseeing the risk management of the company?

The Board actively manages the company's risk oversight process and receives regular reports from management on areas of material risk to the company, including operational, financial, legal and regulatory risks. Our Board committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Audit and Finance Committee assists the Board with its oversight of the company's major financial risk exposures. Additionally, in accordance with NYSE requirements, the Audit and Finance Committee reviews with management the company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the company's risk assessment and risk management policies. The Compensation Committee assists the Board with its oversight of risks arising from our compensation policies and programs and assesses on an annual basis potential material risk to the company from its compensation policies and programs, including incentive and commission plans at all levels. The Nominations and Corporate Governance Committee assists the Board with its oversight of risks associated with Board organization, Board independence, succession planning, and corporate governance. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks.

Did the company evaluate risks relating to its executive and non-executive compensation programs?

Our Compensation Committee is responsible for monitoring our compensation policies and programs relative to all our employees, including non-executive officers, for potential risks that are reasonably likely to have a material adverse effect on our company. In performing its duties, the Compensation Committee regularly reviews and discusses potential risks that could arise from our employee compensation plans and programs with our management and the Committee's independent compensation consultant. The Compensation Committee is responsible for reporting to the Board any material risks associated with our compensation plans and programs, including recommended actions to mitigate such risks.

For fiscal 2011, the Compensation Committee retained an independent consultant, Frederic W. Cook & Co. or Cook & Co., to identify and assess the risk inherent in the company's compensation programs and policies. Accordingly, Cook & Co. evaluated the company's executive and non-executive compensation programs for such risk and the mechanisms in our programs designed to mitigate these risks. Among other things, Cook & Co. reviewed our pay philosophy, forms of incentives, performance metrics, balance of cash and equity compensation, balance of long-term and short-term incentive periods, compensation governance practices, and equity grant administration practices. Based on the assessment, Cook & Co. concluded that the company's compensation programs and policies do not create risks that are reasonably likely to have a material adverse effect on our company.

Does the Board hold executive sessions?

It is the Board's policy to have a separate meeting time for independent directors, typically during the regularly scheduled Board meetings. During fiscal 2011, executive sessions were led by our Chairman of the Board, Mr. Bellamy.

Are there any family or other special relationships among the director nominees and our executive officers?

No. There are no family or special relationships between any director nominee or executive officer and any other director nominee or executive officer. There are no arrangements or understandings between any director nominee or executive officer and any other person pursuant to which he or she has been or will be selected as our director and/or executive officer.

Does the Chief Executive Officer serve on the board of directors of any other company?

No, the Chief Executive Officer does not serve on the board of directors of any other company.

Were any incumbent directors not elected at the 2011 Annual Meeting?

All of the director nominees at the 2011 Annual Meeting were elected by stockholders. Since the 2011 Annual Meeting, the Board of Directors has elected three additional directors, Rose Marie Bravo, Mary Ann Casati and Lorraine Twohill, each of whom are standing for election by our stockholders for the first time. Ms. Bravo and Ms. Casati were each recommended as a director nominee by a non-management director. Ms. Twohill was recommended as a director nominee by our Chief Executive Officer.

Are any incumbent directors not standing for re-election at the 2012 Annual Meeting?

No. All of the incumbent directors are standing for re-election at the 2012 Annual Meeting.

Information Regarding the Director Nominees

The following table sets forth information, as of March 26, 2012, with respect to each director nominee. We have also included information about each nominee's specific experience, qualifications, attributes and skills that led the Board to conclude that he or she should serve as a director of the company, in light of our business and structure, at the time we file this Proxy Statement. Each director nominee furnished the biographical information set forth in the table.

Executive Officers:

Nominee	Director Since	Position with the Company and Business Experience, including Directorships Held During Past Five Years	Specific Experience, Qualifications, Attributes and Skills
Laura J. Alber . . . . Age 43	2010	• Chief Executive Officer since 2010 • President since 2006 • President, Pottery Barn Brands, 2002 – 2006 • Executive Vice President, Pottery Barn, 2000 – 2002 • Senior Vice President, Pottery Barn Catalog and Pottery Barn Kids Retail, 1999 – 2000	• Extensive retail industry, merchandising and operational experience, including 17 years of experience with the company • Implemented successful growth strategies, including Pottery Barn Kids, Pottery Barn Bed + Bath and PBteen, as well as the company's international expansion
Patrick J. Connolly . . . . Age 65	1983	• Executive Vice President, Chief Marketing Officer since 2000 • Executive Vice President, General Manager, Catalog, 1995 – 2000 • Director, CafePress.com since 2007	• Extensive marketing experience, including 33 years of experience with the company • Directed the company's direct-to-customer strategy, including the growth of its catalog business and the development and expansion of its e-commerce channel

Independent Directors:

Nominee	Director Since	Position with the Company and Business Experience, including Directorships Held During Past Five Years	Specific Experience, Qualifications, Attributes and Skills
Adrian D.P. Bellamy . . . . . Age 70	1997	• Chairman of the Board • Chairman of the Compensation Committee and member of the Nominations and Corporate Governance Committee • Chairman and Director of Reckitt Benckiser plc (household, personal, health and food products) since 2003 • Director, The Gap, Inc. (clothing) since 1995 • Chairman and Director of The Body Shop International plc (personal care products), 2002 – 2008	• Extensive experience as both an executive and director in the retail industry, including 12 years as Chairman and Chief Executive Officer of DFS Group Ltd. • Broad perspective of the retail industry from current and past positions on the Boards of other retailers including The Gap, The Body Shop and Gucci
Rose Marie Bravo CBE . . Age 61	2011	• Director • Vice Chairman, Burberry Limited (apparel and accessories), 2006 – 2007 • Chief Executive Officer, Burberry Limited (apparel and accessories), 1997 – 2006 • President, Saks Fifth Avenue (specialty department store), 1992 – 1997 • Chairman and Chief Executive Officer of I. Magnin, a former division of R.H. Macy & Co. (specialty department store), 1987 – 1992 • Director, Tiffany & Co. (jewelry) since 1997 • Director, The Estee Lauder Companies Inc. (beauty products) since 2003	• Extensive knowledge of the retail industry, with over 30 years of experience as an executive and 15 years of experience as a public company director • Strong understanding of global brand management, merchandising, marketing and product development
Mary Ann Casati . . . . Age 56	2012	• Director • Co-Founding Partner, Circle Financial Group, LLC (financial services) since 2003 • Partner and Managing Director, Co-Head Retailing Industry Investment Banking Group, Goldman Sachs Group (investment banking), 1982 – 2002 • Director, J. Crew Group, Inc. (clothing), 2005 – 2008	• Extensive experience advising retail companies, as both an investment banker and director • Strong background in capital markets, corporate finance, risk awareness, governance and diversity

Nominee	Director Since	Position with the Company and Business Experience, including Directorships Held During Past Five Years	Specific Experience, Qualifications, Attributes and Skills
Adrian T. Dillon . . . . . . Age 58	2005	• Chairman of the Audit and Finance Committee • Chief Financial and Administrative Officer, Skype Limited (video and voice communications software), 2010 – 2011 • Executive Vice President, Finance and Administration, and Chief Financial Officer, Agilent Technologies, Inc. (technology testing and analysis solutions), 2001 – 2010 • Director, NDS Group Ltd. (pay television software) since 2011 • Director, Verigy Ltd. (semiconductors), 2006 – 2007	• Extensive financial and accounting expertise as chief financial officer of two large public companies • Deep understanding of accounting principles and financial reporting rules and regulations, including how internal controls are effectively managed within organizations
Anthony A. Greener . . . Age 71	2007	• Member of the Compensation Committee and the Nominations and Corporate Governance Committee • Chairman, The Minton Trust (charity) since 2006 • Chairman, The St. Giles Trust (charity) since 2008 • Director, WNS (Holdings) Limited (outsourcing services) since 2007 • Director, The United Church Schools Trust (education) since 2005 • Chairman, Qualifications and Curriculum Authority (education), 2002 – 2008 • Deputy Chairman, British Telecommunications plc (telecommunications), 2000 – 2006 • Chairman, Diageo plc (spirits, beer and wine), 1997 – 2000 • Chairman and Chief Executive Officer, Guinness plc (beer and spirits), 1992 – 1997	• Extensive experience as both an executive and director of companies with global brands • Strong leadership skills with a variety of diverse businesses and organizations, including specialty retailers

Proxy

Nominee	Director Since	Position with the Company and Business Experience, including Directorships Held During Past Five Years	Specific Experience, Qualifications, Attributes and Skills
Ted W. Hall . . . . Age 63	2007	• Member of the Audit and Finance Committee and the Compensation Committee • General Partner, Long Meadow Ranch and President, Long Meadow Ranch Winery (food and wine) since 1994 • Managing Director, Mayacamas Associates (consulting) since 2000 • Various leadership roles, McKinsey & Company (consulting), 1972 – 2000 • Member of Shareholder Committee (McKinsey's board of directors), McKinsey & Company, 1988 – 2000 • Director, Peet's Coffee & Tea, Inc. (coffee, tea and related products) since 2008 • Director, Dolby Laboratories, Inc. (entertainment products) since 2007 • Chairman, Tambourine, Inc. (specialty music production and distribution), 1998 – 2007	• Extensive operating and consulting experience, as well as experience as a director at public companies in the retail, consumer product and technology industries • Strong insight into the specialty food industry through his leadership of Long Meadow Ranch
Michael R. Lynch . . . . . Age 60	2000	• Chairman of the Nominations and Corporate Governance Committee and member of the Audit and Finance Committee • Vice Chairman, Investment Banking, J.P. Morgan (investment banking) since 2010 • Senior Managing Director, GSC Group (investment advisor), 2006 – 2009 • Advisory Board Member, GSC Group (investment advisor), 2005 – 2006 • Various roles, including Partner and Managing Director, Goldman, Sachs & Co. (investment banking), 1976 – 2005	• Extensive experience and relationships in the capital markets and investment banking sectors • In-depth knowledge of the company's business, having advised the company since its initial public offering in 1983

Nominee	Director Since	Position with the Company and Business Experience, including Directorships Held During Past Five Years	Specific Experience, Qualifications, Attributes and Skills
Lorraine Twohill ...... Age 40	2012	• Director • Vice President, Global Marketing, Google Inc. (Internet search, advertising) since 2009 • Vice President, Marketing, Europe, Middle East and Africa, Google Inc. 2007 – 2009 • Director, Product Marketing, Google Inc., 2003 – 2007 • Director, Telegraph Media Group since 2009	• Extensive marketing knowledge, with over 20 years of experience, and strong experience in digital and social media • Strong insight into brand management and global issues

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF ALL OF THE DIRECTORS LISTED ABOVE.

What is our Director Emeritus program, and when was it initiated?

In 2003, we initiated our Director Emeritus program for directors who have, in the opinion of the Board, provided long and meritorious service as members of the Board. Individuals who accept appointment to the position of Director Emeritus agree to provide advisory and consulting services on such business matters as the Board may determine. By standing invitation from the Board, these individuals may attend meetings of the Board, but do not vote on Board matters.

Information regarding Director Emeritus

The following table sets forth information, as of March 26, 2012, with respect to our Director Emeritus:

Director Emeritus	Director Emeritus Since	Positions with the Company and Business Experience
Charles E. Williams .... Age 96	2003	• Director, 1973 – 2003 • Vice Chairman, 1986 – 2003 • Founder

What are the committees of our Board?

Our Board has the following committees, with the following members as of March 26, 2012:

Committee and Members	Functions of Committee	Number of Meetings in Fiscal 2011
Audit and Finance: Adrian T. Dillon, Chairman Ted W. Hall Michael R. Lynch	• Assists our Board in its oversight of the integrity of our financial statements; the qualifications, independence, retention and compensation of our independent registered public accounting firm; the performance of our internal audit function; and our compliance with legal and regulatory requirements; • Prepares the report that the SEC rules require to be included in our annual proxy statement; • Reviews the financial impact of selected strategic initiatives, and reviews and recommends for Board approval selected financing, dividend and stock repurchase policies and plans; and • Assists the Board with its oversight of our major financial risk exposures, and reviews with management such exposures and the steps management has taken to monitor and control such exposures.	12
Compensation: Adrian D.P. Bellamy, Chairman Anthony A. Greener Ted W. Hall	• Reviews and determines our executive officers' compensation; • Reviews and determines our general compensation goals and guidelines for our employees; • Administers certain of our compensation plans and provides assistance and recommendations with respect to other compensation plans; • Reviews the compensation discussion and analysis report that the SEC rules require to be included in our annual proxy statement; and • Assists the Board with its oversight of risk arising from our compensation policies and programs, and assesses on an annual basis potential material risk from our compensation policies and programs.	5

Committee and Members	Functions of Committee	Number of Meetings in Fiscal 2011
Nominations and Corporate Governance: Michael R. Lynch, Chairman Adrian D.P. Bellamy Anthony A. Greener	• Reviews and recommends corporate governance policies; • Identifies and makes recommendations for nominees for director and considers criteria for selecting director candidates; • Considers stockholders' director nominations; • Reviews and determines our compensation policy for our non-employee directors; • Considers resignation offers of director nominees and recommends to the Board the action to be taken with respect to each such offered resignation; and • Evaluates the performance of our Chief Executive Officer and oversees the evaluation of the performance of our management and our Board.	5

Will our Nominations and Corporate Governance Committee consider nominees recommended by stockholders?

Yes. Our Nominations and Corporate Governance Committee will consider nominees recommended by stockholders, provided that such nominees are submitted pursuant to the procedures and timelines described in the "Nominations and Corporate Governance Committee Report" and "Stockholder Proposals" sections of this Proxy Statement.

Are there any disclosures relating to Compensation Committee interlocks and insider participation?

In fiscal 2011, Messrs. Bellamy, Greener, Hall and, until May 24, 2011, Mr. Robertson served as members of the Compensation Committee. During fiscal 2011, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

PROPOSAL 2

AMENDMENT AND RESTATEMENT OF OUR 2001 INCENTIVE BONUS PLAN

What is this proposal?

This is a proposal asking stockholders to approve the following with respect to the Williams-Sonoma, Inc. 2001 Incentive Bonus Plan: (i) increase the limit on permissible payments to any participant for any award period from (A) the lesser of three million dollars or three times the participant's annual base salary to (B) ten million dollars, (ii) the extension of the plan term from January 25, 2016 to January 25, 2017, and (iii) the material terms of the plan. If approved, the amended and restated 2001 Incentive Bonus Plan will be effective as of March 22, 2012.

The amended and restated 2001 Incentive Bonus Plan allows us to achieve the company's goals and receive a federal income tax deduction for certain compensation paid under the plan. If stockholders do not approve the amended and restated 2001 Incentive Bonus Plan and the material terms of the plan, bonuses earned in fiscal 2012 and thereafter will not be paid under the plan. Stockholders last approved the 2001 Incentive Bonus Plan in 2011. The amended and restated plan is attached to this Proxy Statement as Exhibit A.

What changes are being made to the current plan?

The primary change is to increase the limit on permissible payments to any participant for any award period from the lesser of three million dollars or three times the participant's annual base salary (as such annual base salary is in effect on the first day in the first fiscal year of the award period) to ten million dollars. The reason for this change is to provide the Compensation Committee with greater flexibility in paying fully deductible incentive compensation to our Chief Executive Officer and other named executive officers. Also, the term of the amended and restated 2001 Incentive Bonus Plan has been extended by one year so that it will continue in place until January 25, 2017, unless it is re-approved by the company's stockholders at or before such time or is earlier terminated by the Board. Finally, we are also seeking stockholder approval of the material terms of the 2001 Incentive Bonus Plan for purposes of complying with Section 162(m) of the Internal Revenue Code. No other changes are being made to the plan.

Has our Board approved the amended and restated plan?

On March 22, 2012, our Board approved the amended and restated 2001 Incentive Bonus Plan, subject to approval from our stockholders at the Annual Meeting. Our named executive officers have an interest in this proposal because they are eligible to receive plan awards.

SUMMARY OF THE AMENDED AND RESTATED PLAN

The following questions and answers provide a summary of the principal features of the amended and restated 2001 Incentive Bonus Plan and its operation. This summary is qualified in its entirety by the amended and restated 2001 Incentive Bonus Plan attached as Exhibit A.

What is the purpose of the plan?

The amended and restated 2001 Incentive Bonus Plan is intended to motivate and reward participants by making a significant portion of their cash compensation directly dependent upon achieving the company's objectives. The amended and restated 2001 Incentive Bonus Plan accomplishes this by providing additional compensation to the company's executive officers as an incentive to attain the company's goals. The amended and restated 2001 Incentive Bonus Plan also functions as a retention tool, helping to ensure the continued availability of the services of the executive officers to the company.

The amended and restated 2001 Incentive Bonus Plan also is designed to allow us to provide compensation that qualifies as "performance-based" compensation under Section 162(m). Under Section 162(m), the company may not receive a federal income tax deduction for compensation paid to our Chief Executive Officer or any of the next three most highly compensated executive officers to the extent that any of these persons receives more than $1,000,000 in any one year. However, the company may deduct compensation in excess of $1,000,000 if it qualifies as performance-based compensation under Section 162(m). Payments under the amended and restated 2001 Incentive Bonus Plan are intended to qualify as performance-based compensation, thereby permitting the company to receive a federal income tax deduction for the payment of incentive compensation. However, because of the fact-based nature of the performance-based compensation exception under Section 162(m) and the limited availability of binding guidance thereunder, we cannot guarantee that awards made under the Bonus Plan that are intended to qualify as performance-based compensation under Section 162(m) will in fact so qualify. For awards granted under the 2001 Incentive Bonus Plan to qualify as "performance-based" compensation under Section 162(m), among other things, our stockholders must approve the proposed amendments and the material terms of the plan at the 2012 Annual Meeting. A favorable vote for this proposal is necessary for us to continue to deduct certain executive compensation in excess of $1,000,000 and provide us with potentially significant future tax benefits and associated cash flows.

Who administers the plan?

The 2001 Incentive Bonus Plan is administered by a committee (the "committee") of the company's Board, consisting of two or more directors. The members of the committee must qualify as "outside directors" under Section 162(m) for purposes of qualifying compensation under the plan as performance-based compensation. Currently, the committee administering the plan is the Compensation Committee of the Board, of which all members are "outside directors."

What are the powers of the committee?

The committee has full power to administer the plan, including adopting, amending or revoking rules or procedures as it deems proper for the administration of the plan. However, such actions may only be taken upon the agreement of a majority of the committee. Subject to the terms of the plan, the committee has sole discretion to interpret the plan, make all determinations for the administration of the plan, grant bonus awards under the plan, including determining the terms and conditions of each award, such as the target amount and the performance goals, and at any time reduce any award to be paid out under the plan.

Who is eligible to receive awards?

Executive officers and those employees who are deemed "covered employees" for purposes of Section 162(m) may participate in the amended and restated 2001 Incentive Bonus Plan. For purposes of Section 162(m), covered employees include our Chief Executive Officer and the company's next three most highly compensated executive officers. An executive whose employment or service relationship with the company terminates before the end of any award period generally is not entitled to participate in the plan or receive any awards under the plan in a later fiscal year, unless he or she again becomes eligible to participate in the plan.

How are target awards established?

For each award period, the committee establishes a performance award target based upon the achievement of a specified goal for each plan participant. Award periods consist of one or more fiscal years of the company, or one or more quarters of the company, as the committee determines, and the award periods may be different for different awards. The committee must establish performance goals for an award no later than the earlier of 90 days after the first day of the award period or the date on which 25% of the award period has elapsed. The maximum award under the plan for each award period may not exceed ten million dollars for any participant.

How are the amounts of individual awards established?

For each award period, the covered employee is entitled to receive an award equal to the specific amount determined using the formulas that have been established for that award. The committee has the discretion to decrease the amount of any award payable under the plan but cannot increase the amount once the plan has been determined.

What are performance goals?

Performance goals are goals that require the achievement of a quantifiable metric over an established period of time. This allows the committee to make performance goals applicable to a participant with respect to an award. At the committee's discretion, one or more of the following performance goals may apply to an award: (i) revenue (on an absolute basis or adjusted for currency effects); (ii) cash flow (including operating cash flow or free cash flow); (iii) cash position; (iv) earnings (which may include earnings before interest and taxes, earnings before taxes, net earnings or earnings before interest, taxes, depreciation and amortization); (v) earnings per share; (vi) gross margin; (vii) net income; (viii) operating expenses or operating expenses as a percentage of revenue; (ix) operating income or net operating income; (x) return on assets or net assets; (xi) return on equity; (xii) return on sales; (xiii) total stockholder return; (xiv) stock price; (xv) growth in stockholder value relative to the moving average of the S&P 500 Index, or another index; (xvi) return on capital; (xvii) return on investment; (xviii) economic value added; (xix) operating margin; (xx) market share; (xxi) overhead or other expense reduction; (xxii) credit rating; (xxiii) objective customer indicators; (xxiv) improvements in productivity; (xxv) attainment of objective operating goals; (xxvi) objective employee metrics; (xxvii) return ratios; (xxviii) profit; (xxix) objective qualitative milestones; or (xxx) other objective financial or other metrics relating to the progress of the company or to a subsidiary, division or department thereof.

These performance goals may apply to company performance as a whole or, except with respect to stockholder return metrics, to a region, business unit, affiliate or business segment. The goals may be measured either on an absolute basis, a per-share basis or relative to a pre-established target, to a previous period's results or to a designated comparison group, in each case as specified by the committee. Performance goals may be different from participant to participant, within or between award periods and from award to award.

Financial performance measures may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP"), in accordance with accounting standards established by the International Accounting Standards Board ("IASB Standards") or may be adjusted by our committee when established to exclude or include any items otherwise includable or excludable, respectively, under GAAP or under IASB Standards.

How are awards under the plan paid out?

Before awards are paid under the plan, the committee must certify that the performance goal for the award has been satisfied. Awards under the plan are paid in cash, reasonably promptly following the conclusion of the award period and the committee's certification that the applicable performance goals have been satisfied. In no event are the awards paid later than two and one-half months after the conclusion of the fiscal year of the company in which the award period ends.

What happens if a participant terminates employment before an award is paid?

A participant in the plan is generally required to be employed through the last day of an award period in order to receive an award. A participant may not receive an award if he or she is not employed with the company on the last day of an award period, unless the committee specified at the time of grant that the award would be paid in full or on a prorated basis if, before the end of such award period, the participant dies, becomes disabled, or in the event there is a change in control of the company (or upon certain terminations of employment within a specified period following a change in control). If the award is paid in such an event, it will not constitute performance-based compensation for purposes of Section 162(m).

How can we amend or terminate the plan?

The Board generally may amend, suspend or terminate the plan at any time and for any reason. Amendments will be contingent on stockholder approval in the event that the amendment raises the maximum award limit under the plan or if required by applicable law or to continue to allow awards to qualify as performance-based compensation under Section 162(m). By its terms, if approved, the amended and restated 2001 Incentive Bonus Plan will be effective from March 22, 2012 until January 25, 2017, unless it is re-approved by the company's stockholders at or before this time or is earlier terminated by the Board.

What are the awards to be granted to certain individuals and groups?

Awards under the 2001 Incentive Bonus Plan are determined based on actual future performance, so future actual awards cannot now be determined with certainty. Since our executive officers are eligible to receive awards under the 2001 Incentive Bonus Plan, our executive officers have an interest in this proposal. Awards were paid to our named executive officers under the 2001 Incentive Bonus Plan for fiscal 2011 as listed below. No outside directors are eligible to participate in the plan. The committee may pay bonuses to our named executive officers outside of the amended and restated 2001 Incentive Bonus Plan for the accomplishment of strategic or other individual goals, but the company did not do so for fiscal 2011.

Name and Position	Fiscal 2011 Cash Award
Named Executive Officers	
Laura J. Alber, Director, President and Chief Executive Officer (PEO)	$2,600,000
Sharon L. McCollam, Former Director and Executive Vice President, Chief Operating and Chief Financial Officer (Former PFO)	$ —
Patrick J. Connolly, Director and Executive Vice President, Chief Marketing Officer	$ 700,000
Richard Harvey, President, Williams-Sonoma Brand	$ 270,000
Sandra N. Stangl, President, Pottery Barn Brand	$1,200,000
All current executive officers as a group (six persons)	$4,770,000
All current non-employee directors as a group (eight persons)	$ —
All employees, including all current officers who are not executive officers or directors, as a group	$ —
TOTAL:	$4,770,000

Why do we recommend that the 2001 Incentive Bonus Plan be amended and restated?

We believe that the amended and restated plan is essential to our continued success. Our employees are our most valuable assets, and cash bonuses provided under the plan will substantially assist us in continuing to attract and retain key employees. Such awards also are crucial to our ability to motivate employees to achieve our goals.

What vote is required to approve this proposal?

To approve this proposal, a majority of voting power entitled to vote thereon, present in person or represented by proxy, at the Annual Meeting must vote "FOR" this proposal.

If approved, when would the amended and restated plan become effective?

The amended and restated plan would be effective from March 22, 2012 until January 25, 2017.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE 2001 INCENTIVE BONUS PLAN.

PROPOSAL 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

What is this proposal?

This is a proposal asking stockholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the "Dodd-Frank Act," and the applicable SEC rules. This proposal is commonly known as a "Say on Pay" proposal, and gives our stockholders the opportunity to express their views on the compensation of our named executive officers.

Compensation Program and Philosophy

As described in detail under the headings "Information Concerning Executive Officers" and "Compensation Discussion and Analysis," our executive officer compensation program is designed to attract, retain and motivate highly qualified personnel who are critical to our success while maintaining direct links between executive pay, individual performance, the company's financial performance and stockholder returns. The Compensation Committee believes that the company's executive compensation programs should support the company's objective of creating value for its stockholders.

Accordingly, the Compensation Committee believes that executive officers should have a significant interest in the company's stock performance, and compensation programs should link executive compensation to stockholder value. One of the ways that the company has sought to accomplish these goals is by making a significant portion of individual compensation directly dependent on the company's achievement of financial goals, which in turn enhances long-term stockholder return while encouraging executives to build an equity interest in the company. In 2011, the Compensation Committee also retained Frederic W. Cook & Co., Inc. to evaluate the risk in the company's compensation programs.

Fiscal 2011 Compensation

To align our executive compensation packages with our executive compensation philosophy, the following compensation actions were approved by the Compensation Committee for fiscal 2011:

Adjustments to Base Salary and Bonus Target Amounts: The base salaries and bonus targets as a percentage of base salary of our named executive officers were increased for fiscal 2011 to bring target total cash compensation for our named executive officers from generally between the 50th percentile and the 75th percentile to generally above the 75th percentile compared to the company's proxy peer group and relevant market data as described under "Compensation Discussion and Analysis" in this Proxy Statement.

Performance-Based Cash Bonus: Performance-based cash bonuses were paid for performance in fiscal 2011 as a result of the achievement of positive net cash flow by operating activities, exceeding earnings per share goals set by the Compensation Committee for fiscal 2011 and outstanding leadership and individual performance by our named executive officers in fiscal 2011.

Performance- and Time-Based Equity: The company granted our named executive officers a mixture of performance-based and time-based equity awards in fiscal 2011. Restricted stock units that vest on the second anniversary and the fourth anniversary of the grant date, in each case, only if positive net cash flow by operating activities is achieved, provide both retention value and incentives to achieve the company's financial goals, while stock appreciation rights that vest in equal installments over four years also encourage our named executive officers to stay with the company and to increase stockholder value by increasing our stock price.

In addition to the above summary, stockholders are urged to read the "Compensation Discussion and Analysis" section of this Proxy Statement for detail about our executive compensation programs, including information about the fiscal 2011 compensation of our named executive officers.

We are asking our stockholders to indicate their support for our named executive officer compensation as described in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the 2012 Annual Meeting:

> "RESOLVED, that the company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the company's Proxy Statement for the 2012 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the tabular disclosure regarding such compensation and the accompanying narrative disclosure."

What vote is required to approve this proposal?

To approve this proposal, a majority of voting power entitled to vote thereon, present in person or represented by proxy, at the Annual Meeting must vote "FOR" this proposal.

What will happen if stockholders vote against this proposal?

The Say on Pay vote is advisory, and therefore not binding on the company, the Compensation Committee or our Board. Our Board and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on executive compensation matters unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to Proposal 3 if you want your broker to vote your shares on the matter.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DESCRIBED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC.

PROPOSAL 4

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

What is this proposal?

This is a proposal to ratify the selection of Deloitte & Touche LLP, or Deloitte, as our independent registered public accounting firm for the fiscal year ending February 3, 2013. The Audit and Finance Committee selected Deloitte as our independent registered public accounting firm for the fiscal year ending February 3, 2013, subject to ratification by our stockholders. Although stockholder ratification of our independent registered public accounting firm is not required by law, as a matter of corporate governance, we are requesting that our stockholders ratify such selection.

What relationship does Deloitte currently have with us?

Deloitte has audited our financial statements for the last thirty-two years. Based in part upon information provided by Deloitte, the Audit and Finance Committee determined that Deloitte is independent under applicable independence standards.

Will a Deloitte representative be present at the Annual Meeting?

A Deloitte representative will be present at the Annual Meeting and will have the opportunity to make a statement. Deloitte's representative will be available to respond to appropriate questions.

What services did Deloitte provide in fiscal 2011?

Deloitte's services for fiscal 2011 included:

- The issuance of an opinion on (i) our annual consolidated financial statements and the effectiveness of our internal control over financial reporting, (ii) our 401(k) plan and (iii) our Puerto Rico division;
- Review of our quarterly condensed consolidated financial statements;
- Audit services related to periodic filings made with the SEC; and
- Tax return review services.

In fiscal 2011, Deloitte also performed certain audit-related and other tax services, and discussed certain matters with our Audit and Finance Committee, each of which is more fully described in the "Audit and Finance Committee Report" and the "Audit and Related Fees" sections of this Proxy Statement.

What vote is required to approve this proposal?

To approve this proposal, a majority of voting power entitled to vote thereon, present in person or represented by proxy, at the Annual Meeting must vote "FOR" this proposal.

What will happen if stockholders vote against this proposal?

If stockholders vote against this proposal, we will consider interviewing other independent registered public accounting firms. There can be no assurance, however, that we will choose to appoint another independent registered public accounting firm if this proposal is not approved.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING FEBRUARY 3, 2013.

INFORMATION CONCERNING EXECUTIVE OFFICERS

The following table provides certain information about our executive officers as of March 26, 2012. Our executive officers are appointed by our Board and serve at the pleasure of our Board, subject to rights, if any, under employment contracts.

Name	Position with the Company and Business Experience
Laura J. Alber .... Age 43	*
Julie P. Whalen .... Age 41	• Acting Chief Financial Officer since 2012 • Treasurer since 2011 • Senior Vice President, Corporate Controller since 2006 • Vice President, Corporate Controller, 2003 – 2006
Patrick J. Connolly .... Age 65	*
Richard Harvey .... Age 49	• President, Williams-Sonoma Brand since 2008 • Executive Vice President, Williams-Sonoma Brand, 2006 – 2008 • Senior Vice President and General Merchandising Manager, Williams-Sonoma Brand, 2001 – 2006 • Vice President, Williams-Sonoma Catalog, 1997 – 2001
David R. King .... Age 43	• Senior Vice President, General Counsel and Secretary since 2011 • Vice President, Deputy General Counsel, 2010 – 2011 • Vice President, Associate General Counsel, 2006 – 2010 • Director, Associate General Counsel, 2004 – 2006
Sandra N. Stangl ...... Age 44	• President, Pottery Barn Brand since 2008 • Executive Vice President, General Merchandising Manager, Merchandise and Product Development, 2006 – 2008 • Senior Vice President, General Merchandising Manager, 2003 – 2006 • Senior Vice President, Product Development, 2002 – 2003

* Biographical information can be found in the table under the section titled "Information Regarding the Director Nominees" beginning on page 11 of this Proxy Statement.

The following table provides certain information about our former Executive Vice President, Chief Operating and Chief Financial Officer, who retired effective March 6, 2012:

Sharon L. McCollam ... Age 49	• Director, 2010 – 2012 • Executive Vice President, Chief Operating and Chief Financial Officer, 2006 – 2012 • Executive Vice President, Chief Financial Officer, 2003 – 2006 • Senior Vice President, Chief Financial Officer, 2000 – 2003 • Vice President, Finance, 2000 • Director, Sutter Health since 2012

Executive Compensation

This table sets forth the annual and long-term compensation earned by our Chief Executive Officer, former Chief Financial Officer and our three other most highly compensated executive officers during fiscal 2011. These individuals are collectively known as our named executive officers. Sharon McCollam retired effective March 6, 2012. Julie Whalen became our Acting Chief Financial Officer effective March 6, 2012, after the end of fiscal 2011, and therefore is not a named executive officer during fiscal 2011.

Summary Compensation Table for Fiscal 2011, Fiscal 2010 and Fiscal 2009

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(3)	Total ($)
Laura J. Alber .... Director, President and Chief Executive Officer (PEO)	2011	$1,156,731	—	$2,738,699	$2,691,081	$2,600,000	—	$25,020	$ 9,211,531
	2010	$ 948,077	$350,000(4)	$7,761,600	$2,032,940	$2,400,000	—	$62,795	$13,555,412
	2009	$ 800,000	—	—	—	$1,500,000	—	$84,506	$ 2,384,506
Sharon L. McCollam ...... Former Director and Executive Vice President, Chief Operating and Chief Financial Officer (PFO)	2011	$ 870,193	—	$ 871,348	$ 856,243	$ —	—	$25,230	$ 2,623,014
	2010	$ 830,770	—	$5,821,200	$1,524,705	$1,600,000	—	$63,005	$ 9,839,680
	2009	$ 725,000	—	—	—	$1,500,000	—	$84,755	$ 2,309,755
Patrick J. Connolly .... Director and Executive Vice President, Chief Marketing Officer	2011	$ 616,615	—	$ 622,450	$ 611,613	$ 700,000	—	$16,319	$ 2,566,997
	2010	$ 579,646	—	$ 311,850	$ 95,294	$ 800,000	—	$14,897	$ 1,801,687
	2009	$ 570,000	—	—	—	$ 500,000	—	$14,897	$ 1,084,897
Richard Harvey .... President, Williams-Sonoma Brand	2011	$ 660,577	—	$ 672,312	$ 660,539	$ 270,000	—	$16,980	$ 2,280,408
	2010	$ 588,462	—	$ 693,000	—	$ 700,000	—	$26,155	$ 2,007,617
	2009	$ 524,994	—	—(5)	—	$ 600,000	—	$31,955	$ 1,156,949
Sandra N. Stangl .... President, Pottery Barn Brand	2011	$ 716,346	—	$ 746,899	$ 733,964	$1,200,000	—	$16,770	$ 3,413,979

(1) Based on the fair market value of awards granted in fiscal 2011, fiscal 2010, and fiscal 2009. The fair market value is calculated as the closing price of our stock on the day prior to the grant date multiplied by the number of units granted.

(2) Based on the fair market value of awards granted in fiscal 2011, fiscal 2010, and fiscal 2009. The fair market value assumptions used in the calculation of these amounts are included in Note H to our Consolidated Financial Statements, which is included in our Annual Report on Form 10-K for the fiscal year ended January 29, 2012.

(3) Details are provided in the "Other Annual Compensation from Summary Compensation" table on page 27.

(4) Represents a special, discretionary bonus of $350,000 that was awarded to Ms. Alber in recognition of her outstanding performance and the company's results for fiscal 2010.

(5) Restricted stock units were granted as part of the Williams-Sonoma, Inc. Equity Award Exchange, which was approved by stockholders at the 2008 Annual Meeting and was completed during fiscal 2009. Mr. Harvey was not a named executive officer at the time that the exchange program began and, accordingly, was eligible to participate in the exchange program. The restricted stock units granted pursuant to the exchange had a fair value equal to or less than the fair value of the exchanged eligible awards they replaced. As a result, no incremental compensation cost was recognized in fiscal 2009 with respect to the grant of such restricted stock units, and no incremental fair value is reportable in this table. Please see the "Grants of Plan-Based Awards" table on page 28 for further discussion about these restricted stock unit grants.

Other Annual Compensation from Summary Compensation Table

The following table sets forth the compensation and benefits included under "All Other Compensation" in the Summary Compensation table above.

	Year	Life Insurance Premiums(1)	Matching Contribution to the 401(k) Plan(2)	Car Allowance	Dividend Equivalent Payments	Total
Laura J. Alber	2011	$ 420	$7,350	$6,000	$11,250	$25,020
	2010	$ 420	$6,125	$6,000	$50,250	$62,795
	2009	$ 381	$6,125	$6,000	$72,000	$84,506
Sharon L. McCollam	2011	$ 630	$7,350	$6,000	$11,250	$25,230
	2010	$ 630	$6,125	$6,000	$50,250	$63,005
	2009	$ 630	$6,125	$6,000	$72,000	$84,755
Patrick J. Connolly	2011	$2,969	$7,350	$6,000	—	$16,319
	2010	$2,772	$6,125	$6,000	—	$14,897
	2009	$2,772	$6,125	$6,000	—	$14,897
Richard Harvey	2011	$ 630	$7,350	$6,000	$ 3,000	$16,980
	2010	$ 630	$6,125	$6,000	$13,400	$26,155
	2009	$ 630	$6,125	$6,000	$19,200	$31,955
Sandra N. Stangl	2011	$ 420	$7,350	$6,000	$ 3,000	$16,770

(1) Premiums paid by us for term life insurance in excess of $50,000 for each fiscal year.

(2) Represents the maximum company matching contribution to the 401(k) plan for each fiscal year.

Grants of Plan-Based Awards

This table sets forth certain information regarding all grants of plan-based awards made to the named executive officers during fiscal 2011.

	Grant Date	Compensation Committee Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards; Number of Shares of Stock or Units (#)(4)	All Other Option Awards; Number of Securities Underlying Options (#)(5)	Exercise or Base Price of Option Awards ($/Sh)(6)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)(1)(2)	Maximum ($)(2)(3)					
Laura J. Alber	—	—	—	$1,462,500	$2,925,000	—	—	—	—	—
	4/5/2011	4/2/2011	—	—	—	67,010	—	—	—	$2,738,699
	4/5/2011	4/2/2011	—	—	—	—	186,185	$40.87	$41.60	$2,691,081
Sharon L. McCollam	—	—	—	$1,062,500	$2,550,000	—	—	—	—	—
	4/5/2011	4/2/2011	—	—	—	21,320	—	—	—	$ 871,348
	4/5/2011	4/2/2011	—	—	—	—	59,240	$40.87	$41.60	$ 856,243
Patrick J. Connolly	—	—	—	$ 581,400	$1,744,200	—	—	—	—	—
	4/5/2011	4/2/2011	—	—	—	15,230	—	—	—	$ 622,450
	4/5/2011	4/2/2011	—	—	—	—	42,315	$40.87	$41.60	$ 611,613
Richard Harvey	—	—	—	$ 600,000	$1,800,000	—	—	—	—	—
	4/5/2011	4/2/2011	—	—	—	16,450	—	—	—	$ 672,312
	4/5/2011	4/2/2011	—	—	—	—	45,700	$40.87	$41.60	$ 660,539
Sandra N. Stangl	—	—	—	$ 575,000	$1,725,000	—	—	—	—	—
	4/5/2011	4/2/2011	—	—	—	18,275	—	—	—	$ 746,899
	4/5/2011	4/2/2011	—	—	—	—	50,780	$40.87	$41.60	$ 733,964

(1) Target potential payment for each eligible executive pursuant to our established incentive targets.

(2) To ensure deductibility under our stockholder-approved 2001 Incentive Bonus Plan (intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m)), the Compensation Committee specified a primary performance goal. For fiscal 2011, the Compensation Committee established the primary performance goal for the 2001 Incentive Bonus Plan as positive net cash provided by operating activities (excluding any non-recurring charges) as provided on the company's consolidated statements of cash flows. The Compensation Committee also set a secondary performance goal to guide its use of discretion in determining whether to reduce bonus amounts from the maximum available under the 2001 Incentive Bonus Plan; the Compensation Committee typically expects to pay bonuses at target levels if the secondary performance goal is fully met. For fiscal 2011, the Compensation Committee set the secondary performance goal as an earnings per share target of $2.19 (excluding store impairments and other extraordinary non-recurring charges, and including any amounts payable to covered employees under the 2001 Incentive Bonus Plan). As further described in the Compensation Discussion and Analysis beginning on page 38, in the first quarter of fiscal 2012, the Compensation Committee determined that the 2001 Incentive Bonus Plan's primary and secondary performance goals were achieved, but the Committee elected to apply its discretion in determining to reduce the actual amount to be paid to the eligible executive officers under the 2001 Incentive Bonus Plan.

(3) Maximum potential payment pursuant to our 2001 Incentive Bonus Plan is equal to three times the eligible executive's base salary as of January 31, 2011, the first day of fiscal 2011. If the amendment to our 2001 Incentive Bonus Plan is approved by our stockholders, the maximum potential payment will be equal to $10,000,000.

(4) Grants of restricted stock units.

(5) Grants of stock-settled stock appreciation rights.

(6) The exercise price of option awards is based on the closing price of our stock on the day prior to the grant date.

Outstanding Equity Awards at Fiscal Year-End

The following tables set forth information regarding equity awards held by our named executive officers at January 29, 2012:

	Option Awards(1)				
	Number of Securities Underlying Unexercised Options (#) Exercisable	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**
Laura J. Alber	—	186,185(2)	—	$40.87	4/5/2018
	50,000	150,000(3)	—	$27.72	3/25/2020
	102,500	57,500(4)	—	$ 8.56	11/7/2018
	40,000	10,000(5)	—	$34.89	3/27/2017
	40,000	—	—	$30.34	9/12/2016
	60,000	—	—	$38.84	5/27/2015
	50,000	—	—	$32.39	6/30/2014
Sharon L. McCollam	—	59,240(2)	—	$40.87	4/5/2018
	37,500	112,500(3)	—	$27.72	3/25/2020
	206,250	68,750(4)	—	$ 8.56	11/7/2018
	40,000	10,000(5)	—	$34.89	3/27/2017
	40,000	—	—	$30.34	9/12/2016
	50,000	—	—	$38.84	5/27/2015
	50,000	—	—	$32.39	6/30/2014
	85,000	—	—	$21.80	4/1/2013
Patrick J. Connolly	—	42,315(2)	—	$40.87	4/5/2018
	2,344	7,031(3)	—	$27.72	3/25/2020
	120,000	40,000(4)	—	$ 8.56	11/7/2018
	50,000	—	—	$40.44	3/15/2016
	40,000	—	—	$38.84	5/27/2015
	50,000	—	—	$32.39	6/30/2014
	20,000	—	—	$21.80	4/1/2013
Richard Harvey	—	45,700(2)	—	$40.87	4/5/2018
	—	25,000(4)	—	$ 8.56	11/7/2018
Sandra N. Stangl	—	50,780(2)	—	$40.87	4/5/2018
	12,500	12,500(6)	—	$ 8.01	12/19/2018
	—	25,000(4)	—	$ 8.56	11/7/2018
	10,000	—	—	$27.00	9/29/2013
	7,200	—	—	$21.80	4/1/2013

(1) Includes grants of options and stock-settled stock appreciation rights.

(2) Stock-settled stock appreciation rights vest at the rate of 25% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting dates of April 5, 2012, April 5, 2013, April 5, 2014 and April 5, 2015.

(3) Stock-settled stock appreciation rights vest at the rate of 25% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting dates of March 25, 2012, March 25, 2013 and March 25, 2014.

(4) Stock-settled stock appreciation rights vest at the rate of 25% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting date of November 7, 2012.

(5) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting date of March 27, 2012.

(6) Stock-settled stock appreciation rights vest at the rate of 25% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting date of December 19, 2012.

	Stock Awards			
	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
Laura J. Alber	67,010(2)	$2,353,391	—	—
	280,000(3)	$9,833,600	—	—
	17,579(4)	$ 617,374	—	—
Sharon L. McCollam	21,320(2)	$ 748,758	—	—
	210,000(3)	$7,375,200	—	—
	17,579(4)	$ 617,374	—	—
Patrick J. Connolly	15,230(2)	$ 534,878	—	—
	11,250(3)	$ 395,100	—	—
	14,078(4)	$ 494,419	—	—
Richard Harvey	16,450(2)	$ 577,724	—	—
	25,000(3)	$ 878,000	—	—
	2,688(5)	$ 94,403	—	—
	10,558(4)	$ 370,797	—	—
Sandra N. Stangl	18,275(2)	$ 641,818	—	—
	25,000(3)	$ 878,000	—	—
	1,150(5)	$ 40,388	—	—
	3,764(5)	$ 132,192	—	—
	10,558(4)	$ 370,797	—	—

(1) Based on a stock price of $35.12, the closing price of our common stock on January 27, 2012, the last business day of fiscal 2011.

(2) Represents restricted stock units granted on April 5, 2011. The restricted stock units vest as follows: (i) 50% of the units vest on April 5, 2013 and (ii) 50% of the units vest on April 5, 2015, each subject to continued service and a performance criterion of positive net cash flow provided by operating activities (excluding any non-recurring charges) for fiscal 2011 as provided on the company's consolidated statements of cash flows. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(3) Represents restricted stock units granted on March 25, 2010. The restricted stock units vest in full four years following the date of grant on March 25, 2014 subject to continued service and a performance criterion of positive net cash flow provided by operating activities (excluding any non-recurring charges) for fiscal 2010 as provided on the company's consolidated statements of cash flows. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(4) Represents restricted stock units granted on May 2, 2008. The restricted stock units vest in full four years following the date of grant on May 2, 2012 subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(5) Represents restricted stock units granted on April 10, 2009 in connection with the Williams-Sonoma, Inc. Equity Award Exchange. Mr. Harvey and Ms. Stangl were not named executive officers at the time that the exchange program began and accordingly they were eligible to participate in the exchange program. The remaining restricted stock units vest on April 10, 2012.

Option Exercises and Stock Vested

The following table sets forth information regarding exercises and vesting of equity awards held by our named executive officers during fiscal 2011:

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(2)**
Laura J. Alber	100,000	$2,596,800	—	—
Sharon L. McCollam	—	—	—	—
Patrick J. Connolly	—	—	—	—
Richard Harvey	25,000	$ 709,500	4,151	$177,497
Sandra N. Stangl	45,500	$1,200,065	9,675	$413,703

(1) The value realized upon exercise is calculated as the closing price of our stock on the day prior to the exercise date multiplied by the number of shares exercised.

(2) The value realized upon vesting is calculated as the closing price of our stock on the day prior to the vesting date multiplied by the number of units vested.

Pension Benefits

None of our named executive officers received any pension benefits during fiscal 2011.

Nonqualified Deferred Compensation

None of our named executive officers have contributed to or received earnings from a company nonqualified deferred compensation plan during fiscal 2011.

Employment Contracts and Termination of Employment and Change-of-Control Arrangements

We have entered into a management retention agreement with each of Ms. Alber, Ms. McCollam, Mr. Connolly, Mr. Harvey and Ms. Stangl. As noted above, however, Ms. McCollam retired effective March 6, 2012 and is no longer covered by a management retention agreement. Each retention agreement has an initial two-year term and will be automatically extended for one-year following the initial term unless either party provides notice of non-extension. If we enter into a definitive agreement with a third party providing for a "change of control," each retention agreement will be automatically extended for 18 months following the change of control. If within 18 months following a change of control, an executive's employment is terminated by us without "cause," or by the executive for "good reason," (i) 100% of such executive's outstanding equity awards, including full value awards, with performance-based vesting where the payout is a set number or zero depending on whether the performance metric is obtained, will immediately become fully vested, except that if a full value award has performance-based vesting and the performance period has not been completed and the number of shares that can be earned is variable based on the performance level, a pro-rata portion of such executive's outstanding equity awards will immediately become fully vested at the target performance level, and (ii) in lieu of continued employment benefits (other than as required by law), such executive will be entitled to receive payments of $3,000 per month for 12 months.

In addition, if, within 18 months following a change of control, the executive's employment is terminated by us without "cause," or by the executive for "good reason," such executive will be entitled to receive (i) severance equal to 200% of such executive's base salary as in effect immediately prior to the change of control or such executive's termination, whichever is greater, with such severance to be paid over 24 months, and (ii) if such termination occurs in 2011, an amount equal to 200% of the average annual bonus received in the last 24 months, or if such termination occurs in 2012 or later, an amount equal to 200% of the average annual bonus received in the last 36 months, with such severance to be paid over 24 months.

Each executive's receipt of the severance benefits discussed above is contingent on such executive signing and not revoking a release of claims against us, such executive's continued compliance with our Corporate Code of

Conduct (including its provisions relating to confidential information and non-solicitation), such executive not accepting employment with one of our competitors, and such executive's continued non-disparagement of us. In the event that the severance payments and other benefits payable to an executive under a retention agreement constitute a "parachute payment" under Section 280G of the U.S. tax code and would be subject to the applicable excise tax, then the executive's severance payments and other benefits will be either (i) delivered in full or (ii) delivered to a lesser extent such that no portion of the benefits are subject to the excise tax, whichever results in the receipt by such executive on an after-tax basis of the greatest amount of benefits.

For purposes of the management retention agreement, "cause" means: (i) an act of dishonesty made by the executive in connection with his or her responsibilities as an employee; (ii) the executive's conviction of or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude; (iii) the executive's gross misconduct; (iv) the executive's unauthorized use or disclosure of any proprietary information or trade secrets of the company or any other party to whom the executive owes an obligation of nondisclosure as a result of the executive's relationship with the company; (v) the executive's willful breach of any obligations under any written agreement or covenant with the company or breach of the company's Corporate Code of Conduct; or (vi) the executive's continued failure to perform his or her employment duties after he or she has received a written demand of performance which specifically sets forth the factual basis for the belief that the executive has not substantially performed his or her duties and has failed to cure such non-performance within 30 days after receiving such notice.

For purposes of the management retention agreement, "change of control" means the occurrence of any of the following events: (i) a change in the ownership of the company which occurs on the date that any one person, or more than one person acting as a group, ("Person") acquires ownership of the stock of the company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the company; provided, however, that for purposes of this subsection (i), the acquisition of additional stock by any one Person, who is considered to own more than 50% of the total voting power of the stock of the company will not be considered a change of control; or (ii) a change in the effective control of the company which occurs on the date that a majority of members of the Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors prior to the date of the appointment or election; provided, however, that for purposes of this subsection (ii), if any Person is considered to effectively control the company, the acquisition of additional control of the company by the same Person will not be considered a change of control; or (iii) a change in the ownership of a substantial portion of the company's assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the company's assets: (A) a transfer to an entity that is controlled by the company's stockholders immediately after the transfer, or (B) a transfer of assets by the company to: (1) a stockholder of the company (immediately before the asset transfer) in exchange for or with respect to the company's stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the company, (3) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the company, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person. For purposes of this subsection (iii), gross fair market value means the value of the assets of the company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the company. Notwithstanding the foregoing, a transaction shall not be deemed a change of control unless the transaction qualifies as a change in the ownership of the company, change in the effective control of the company or a change in the ownership of a substantial portion of the company's assets, each within the meaning of Section 409A.

For purposes of the management retention agreement "good reason" means, without the executive's consent, (i) a reduction in his or her annual base salary (except pursuant to a reduction generally applicable to senior executives of the company), (ii) a material diminution of his or her authority or responsibilities, (iii) a reduction of the executive's title, (iv) the executive ceasing to report directly to a specified individual or the Board of the company or the entity holding all or substantially all of the company's assets following a change of control, or (v) relocation of the executive to a location more than 50 miles from the company's San Francisco, California main office location. In addition, upon any such voluntary termination for good reason the executive must provide written notice to the company of the existence of one or more of the above conditions within 90 days of its initial existence and the company must be provided with at least 30 days to remedy the condition.

Laura J. Alber

We entered into an employment agreement with Laura J. Alber, effective as of May 26, 2010. The employment agreement has an initial three-year term and will be automatically extended for one-year following the initial term unless either party provides notice of non-extension. If we terminate Ms. Alber's employment without "cause," if she terminates her employment with us for "good reason," or her employment is terminated due to her death or "disability," she will be entitled to receive (i) continuation of her base salary at the time of termination for up to two years, (ii) if such termination occurs in 2011, an amount equal to 200% of the average annual bonus received in the last 24 months, or if such termination occurs in 2012 or later, an amount equal to 200% of the average annual bonus received in the last 36 months, (iii) in lieu of continued employment benefits (other than as required by law), payments of $3,000 per month for 18 months and (iv) accelerated vesting of her then-outstanding equity awards that vest solely based upon Ms. Alber's continued service by up to an additional 18 months' of vesting credit, and if the awards were subject to cliff-vesting of more than one-year, the cliff-vesting provision will be lifted and vesting credit given as if the award had been subject to monthly vesting, and equity awards subject to performance based vesting will remain outstanding through the date upon which the achievement of the applicable performance milestones are certified with such awards paid out, subject to the attainment of the applicable performance milestones, to the same extent and at the same time as if Ms. Alber had remained employed through the 18-month anniversary of her termination date. Ms. Alber's receipt of the severance benefits discussed above is contingent on her signing and not revoking a release of claims against us, her continued compliance with our Corporate Code of Conduct (including its provisions relating to confidential information and non-solicitation), her not accepting employment with one of our competitors, and her continued non-disparagement of us.

For purposes of the employment agreement with Ms. Alber, "cause" is defined as (i) an act of dishonesty made by her in connection with her responsibilities as an employee, (ii) Ms. Alber's conviction of or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (iii) Ms. Alber's gross misconduct, (iv) Ms. Alber's unauthorized use or disclosure of any proprietary information or trade secrets of the company or any other party to whom she owes an obligation of nondisclosure as a result of her relationship with the company, (v) Ms. Alber's willful breach of any obligations under any written agreement or covenant with the company or breach of the company's Corporate Code of Conduct, or (vi) Ms. Alber's continued failure to perform her employment duties after she has received a written demand of performance from the Board which specifically sets forth the factual basis for the Board's belief that she has not substantially performed her duties and has failed to cure such non-performance to the company's satisfaction within 30 days after receiving such notice.

For purposes of the employment agreement with Ms. Alber, "disability" means Ms. Alber (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering company employees.

For purposes of the employment agreement with Ms. Alber, "good reason" is defined as, without Ms. Alber's consent, (i) a reduction in her base salary (except pursuant to a reduction generally applicable to senior executives of the company), (ii) a material diminution of her authority or responsibilities, (iii) a reduction of Ms. Alber's title, (iv) Ms. Alber ceasing to report directly to the Board of Directors, or (v) the Board of Directors failing to re-nominate Ms. Alber for Board membership when her Board term expires while she is employed by the company. In addition, upon any such voluntary termination for good reason, Ms. Alber must provide written notice to the company of the existence of one or more of the above conditions within 90 days of its initial existence and the company must be provided with at least 30 days to remedy the condition.

The following table describes the payments and/or benefits which would have been owed by us to Ms. Alber as of January 29, 2012 if her employment had been terminated in various situations.

Compensation and Benefits	For Good Reason	Involuntary Without Cause	Change-of-Control	Death	Disability
Base Salary(1)	$ 2,400,000	$ 2,400,000	$ 2,400,000	$ 2,400,000(2)	$ 2,400,000(2)
Bonus Payment(3)	$ 2,833,333	$ 2,833,333	$ 2,833,333	$ 2,833,333(2)	$ 2,833,333(2)
Equity Awards	$12,405,448(4)	$12,405,448(4)	$15,443,866(5)	$12,405,448(4)	$12,405,448(4)
Health Care Benefits(6)	$ 54,000	$ 54,000	$ 36,000	$ 54,000	$ 54,000

(1) Based on Ms. Alber's base salary as of January 29, 2012.

(2) Will be reduced by the amount of any payments Ms. Alber receives through company-paid insurance policies.

(3) Represents 200% of the average annual bonus received by Ms. Alber in the 36 month period prior to January 29, 2012.

(4) Represents the sum of (i) $10,135,948 for acceleration of vesting of 288,609 restricted stock units and (ii) $2,269,500 for acceleration of vesting of 260,593 shares underlying outstanding option awards. Value is based on a stock price of $35.12, the closing price of our common stock on January 27, 2012, the last business day of fiscal 2011.

(5) Represents the sum of (i) $12,804,366 for acceleration of vesting of 364,589 restricted stock units and (ii) $2,639,500 for acceleration of vesting of 403,685 shares underlying outstanding option awards. Value is based on a stock price of $35.12, the closing price of our common stock on January 27, 2012, the last business day of fiscal 2011.

(6) Based on a monthly payment of $3,000 to be paid by the company for 18 months or 12 months, as applicable, in lieu of continued employment benefits.

Sharon L. McCollam

We entered into an employment agreement with Sharon L. McCollam, effective as of December 28, 2002 and amended as of November 11, 2008. Effective March 6, 2012, she retired from her position as our Executive Vice President, Chief Operating and Chief Financial Officer and is no longer covered by her employment agreement. Prior to Ms. McCollam's retirement, her agreement provided for (i) continuation of her base salary at the time of termination for a period of one year plus an additional lump sum amount equal to 80% of Ms. McCollam's base salary, (ii) outplacement services at a level commensurate with her position at no cost to her, and (iii) payment of the premiums for health care coverage under COBRA for Ms. McCollam and her dependents for up to 18 months (or, if earlier, until she either commences new employment or she and her dependents are no longer eligible for COBRA coverage) in the event her employment was terminated by us without "cause" or if Ms. McCollam terminated her employment with us for "good reason." As described in the section titled "Compensation Discussion and Analysis" beginning on page 38, we entered into a Separation Agreement and General Release with Ms. McCollam under which she is entitled to receive these severance benefits, as well as certain other benefits in connection with her retirement.

For purposes of the employment agreement with Ms. McCollam, "cause" means (i) the conviction (or plea of guilty or nolo contendere) of Ms. McCollam of any felony, or of any crime involving fraud, dishonesty or misappropriation, or moral turpitude or, if any of the foregoing involves the company or any subsidiary or affiliate companies (collectively the "Control Group"), the commission of any of the foregoing (other than good faith disputes involving expense account items or *de minimus* issues); (ii) Ms. McCollam's (A) continued willful neglect of her duties and responsibilities in her role with the company, (B) grossly negligent conduct in connection with her duties and responsibilities in her role with the company; or (C) gross negligence in connection with her handling of the assets of the Control Group; (iii) Ms. McCollam's willful misconduct with regard to the Control Group; (iv) Ms. McCollam's willful failure to comply with the covenants in her employment agreement; or (v) material breach of any of the provisions of the employment agreement by Ms. McCollam.

For purposes of the employment agreement with Ms. McCollam, "good reason" means in the event that the company shall (i) fail to continue the appointment of Ms. McCollam in her role with the company, (ii) reduce Ms. McCollam's annual salary below her current base salary, (iii) locate Ms. McCollam other than at the company's principal executive offices, (iv) relocate the company's principal executive offices outside the San Francisco metropolitan area, (v) substantially change the responsibilities assigned to Ms. McCollam's position, or (vi) breach any material provision of the employment agreement (each of the foregoing hereinafter referred to as a "Triggering Event"), then Ms. McCollam may give notice to the company of her election to terminate her employment with the company pursuant to this provision, effective 30 days from the date of such notice, unless the company shall have cured within such 30-day period of the default giving rise to her notice of election to terminate. Such notice from Ms. McCollam shall state the Triggering Event which provides the grounds for her termination, and such notice must be given, if at all, within 90 days of the date Ms. McCollam obtains knowledge of the Triggering Event referred to as providing such grounds for termination. Within the 30 day period specified in her notice to the company, the company shall have the opportunity to cure the default involved in the Triggering Event specified by Ms. McCollam. If Ms. McCollam's employment is terminated pursuant to this provision, the company shall have no liability or further obligation hereunder except as provided in the agreement. If Ms. McCollam does not give notice to the company of her election to terminate within 90 days following the occurrence of a Triggering Event, then she shall be deemed to have waived her right to terminate her employment based on such Triggering Event, but such waiver shall not prejudice her right to terminate pursuant to this provision based on the occurrence of another Triggering Event occurring subsequent in time, whether of the same or a different type.

The following table describes the payments and/or benefits which would have been owed by us to Ms. McCollam as of January 29, 2012, if her employment had been terminated in various situations.

Compensation and Benefits	For Good Reason	Involuntary Without Cause	Change-of-Control	Death	Disability
Base Salary(1)	$875,000	$875,000	$ 1,750,000	Through date of death	$218,750(2)
Lump Sum Payment	$700,000	$700,000	—	—	—
Bonus Payment(3)	—	—	$ 2,066,667	—	—
Equity Awards(4)	—	—	$11,402,133	—	—
Health Care Benefits	$ 8,244(5)	$ 8,244(5)	$ 36,000(6)	—	—
Other Perquisites	$150,000(7)	$150,000(7)	—	—	—

(1) Based on Ms. McCollam's base salary as of January 29, 2012.

(2) Payment of 13 weeks of salary.

(3) Represents 200% of the average annual bonus received by Ms. McCollam in the 36 month period prior to January 29, 2012.

(4) Represents the sum of (i) $8,741,333 for acceleration of vesting of 248,899 restricted stock units and (ii) $2,660,800 for acceleration of vesting of 250,490 shares underlying outstanding option awards. Value is

based on a stock price of $35.12, the closing price of our common stock on January 27, 2012, the last business day of fiscal 2011.

(5) Based on a monthly health insurance premium of $458 to be paid by the company for 18 months, which is the period provided under COBRA.

(6) Based on a monthly payment of $3,000 to be paid by the company for 12 months in lieu of continued employment benefits.

(7) Value of outplacement services based on current estimate of costs for these services.

Patrick J. Connolly

The following table describes the payments and/or benefits which would have been owed by us to Mr. Connolly as of January 29, 2012 if his employment had been terminated in various situations.

Compensation and Benefits	For Good Reason	Involuntary Without Cause	Change-of-Control	Death	Disability
Base Salary(1)	—	—	$1,250,000	—	—
Bonus Payment(2)	—	—	$ 866,667	—	—
Equity Awards(3)	—	—	$2,538,826	—	—
Health Care Benefits(4)	—	—	$ 36,000	—	—

(1) Based on Mr. Connolly's base salary as of January 29, 2012.

(2) Represents 200% of the average annual bonus received by Mr. Connolly in the 36 month period prior to January 29, 2012.

(3) Represents the sum of (i) $1,424,397 for acceleration of vesting of 40,558 restricted stock units and (ii) $1,114,429 for acceleration of vesting of 89,346 shares underlying outstanding option awards. Value is based on a stock price of $35.12, the closing price of our common stock on January 27, 2012, the last business day of fiscal 2011.

(4) Based on a monthly payment of $3,000 to be paid by the company for 12 months in lieu of continued employment benefits.

Richard Harvey

The following table describes the payments and/or benefits which would have been owed by us to Mr. Harvey as of January 29, 2012 if his employment had been terminated in various situations.

Compensation and Benefits	For Good Reason	Involuntary Without Cause	Change-of-Control	Death	Disability
Base Salary(1)	—	—	$1,350,000	—	—
Bonus Payment(2)	—	—	$ 866,667	—	—
Equity Awards(3)	—	—	$2,584,924	—	—
Health Care Benefits(4)	—	—	$ 36,000	—	—

(1) Based on Mr. Harvey's base salary as of January 29, 2012.

(2) Represents 200% of the average annual bonus received by Mr. Harvey in the 36 month period prior to January 29, 2012.

(3) Represents the sum of (i) $1,920,924 for acceleration of vesting of 54,696 restricted stock units and (ii) $664,000 for acceleration of vesting of 70,700 shares underlying outstanding option awards. Value is based on a stock price of $35.12, the closing price of our common stock on January 27, 2012, the last business day of fiscal 2011.

(4) Based on a monthly payment of $3,000 to be paid by the company for 12 months in lieu of continued employment benefits.

Sandra N. Stangl

The following table describes the payments and/or benefits which would have been owed by us to Ms. Stangl as of January 29, 2012 if her employment had been terminated in various situations.

Compensation and Benefits	For Good Reason	Involuntary Without Cause	Change-of-Control	Death	Disability
Base Salary(1)	—	—	$1,500,000	—	—
Bonus Payment(2)	—	—	$1,183,333	—	—
Equity Awards(3)	—	—	$3,066,070	—	—
Health Care Benefits(4)	—	—	$ 36,000	—	—

(1) Based on Ms. Stangl's base salary as of January 29, 2012.

(2) Represents 200% of the average annual bonus received by Ms. Stangl in the 36 month period prior to January 29, 2012.

(3) Represents the sum of (i) $2,063,195 for acceleration of vesting of 58,747 restricted stock units and (ii) $1,002,875 for acceleration of vesting of 88,280 shares underlying outstanding option awards. Value is based on a stock price of $35.12, the closing price of our common stock on January 27, 2012, the last business day of fiscal 2011.

(4) Based on a monthly payment of $3,000 to be paid by the company for 12 months in lieu of continued employment benefits.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Summary

Pay for Performance

The cornerstone of our executive compensation program is pay for performance. Accordingly, while we pay competitive base salaries and other benefits, the majority of our named executive officers' compensation opportunity is based on incentive pay.


Fiscal 2011 CEO's Target
Total Direct Compensation
Annual
Incentive
21%


Fiscal 2011 Other NEO's Target
Total Direct Compensation
(Excluding CEO)
Annual
Incentive

Executive Compensation Best Practices

Our Compensation Committee, assisted by its independent compensation consultant, Frederic W. Cook & Co., Inc., or Cook & Co., stays informed of developing executive compensation best practices and strives to implement them. In this regard, our named executive officer compensation programs include:

- Adopting an annual Say on Pay advisory vote, commencing in 2011 and continuing in this Proxy Statement consistent with the direction of 90% of stockholder votes cast in 2011 and consistent with management's recommendation to our stockholders;
- Establishing share ownership guidelines for executive officers in 2011;
- Establishing share ownership guidelines for our non-employee directors in 2007;
- Providing no golden parachute excise tax gross-up or other tax gross-ups for our named executive officers;
- Providing no single-trigger equity compensation vesting on a change of control and instead providing double-trigger vesting (triggered upon certain terminations of employment following a change of control) for equity grants made to our named executive officers;
- Commencing in 2010, not permitting personal use of our corporate aircraft; and
- Engaging Cook & Co. to perform an annual risk analysis with respect to the company's compensation programs and policies, including for non-executive officers.

Compensation Discussion and Analysis

Who serves on the Compensation Committee?

Throughout fiscal 2011, Adrian D.P. Bellamy, Anthony A. Greener and Ted W. Hall served as members of the Compensation Committee. Richard T. Robertson did not stand for re-election to the Board of Directors and therefore served as a member of the Compensation Committee until May 24, 2011. Mr. Bellamy serves as Chairman of the Compensation Committee. The Board determined that, in fiscal 2011, each member of the Compensation Committee was independent under the NYSE rules as currently in effect, was an outside director as such term is defined with respect to Section 162(m) of the Internal Revenue Code and was a non-employee director under Section 16(b) of the Securities Exchange Act of 1934. None of the Compensation Committee members has ever served as an officer of the company.

How many times did the Compensation Committee meet during fiscal 2011?

The Compensation Committee held a total of five meetings during fiscal 2011, one of which was a telephonic meeting. The Compensation Committee met in executive session without management present at each meeting in fiscal 2011.

What is the Compensation Committee's philosophy of executive compensation?

The Compensation Committee believes that the company's executive compensation programs should support the company's objective of creating value for its stockholders by rewarding long-term stockholder value creation and providing competitive pay opportunities to attract and retain highly qualified executive talent. Accordingly, the Compensation Committee believes that executive officers and other key employees should have a significant interest in the company's stock performance, and incentive programs should link executive compensation to stockholder value. The Compensation Committee strives to ensure that the company's executive compensation programs maintain direct links between executive pay and performance, including individual performance, the company's financial performance, and stockholder returns.

The Compensation Committee has sought to accomplish these goals by properly balancing the elements of the executive compensation program (e.g., fixed versus incentive, short-term versus long-term, and cash versus equity). A significant portion of individual compensation opportunity is directly dependent on the company's achievement of financial goals with an opportunity for significant rewards when those goals are exceeded. The Compensation Committee believes that superior financial performance, on a sustained basis, is an effective means of enhancing long-term stockholder return. Since there is no pre-established policy or formal target for the allocation between cash and non-cash compensation and short-term and long-term compensation, the Compensation Committee reviews and determines the appropriate level and mix of compensation to meet these philosophical goals on an ongoing basis. The Compensation Committee favors stability in the executive compensation structure, but supports modifications that reinforce the philosophy and objective described above. The Compensation Committee also retained Cook & Co. to evaluate the risk inherent in the company's executive and non-executive compensation programs.

Did the Compensation Committee consider the results of the 2011 advisory vote on executive compensation?

On May 25, 2011, we held a stockholder advisory vote on the compensation of our named executive officers, commonly referred to as a Say on Pay advisory vote. Our stockholders approved the compensation of our named executive officers, with approximately 86% of stockholder votes cast in favor of our 2011 Say on Pay resolution. Given this result, the Compensation Committee decided to retain our overall approach to executive compensation. Moreover, in determining how often to hold a stockholder advisory vote on executive compensation, the Board took into account our stockholders' preference (approximately 90% of votes cast) for an annual vote at the 2011 annual meeting of stockholders. Specifically, the Board determined that we will hold an annual advisory stockholder vote on our named executive officer compensation until considering the results of our next Say on Pay frequency vote.

What is the role of the Compensation Committee with respect to executive compensation?

The Compensation Committee administers the company's compensation programs, including compensation arrangements and equity plans. The Compensation Committee's role is detailed in the Compensation Committee Charter, which was amended and restated by the Board on March 22, 2012. The Compensation Committee Charter is available on the company's website at www.williams-sonomainc.com and is attached to this Proxy Statement as Exhibit B. The Compensation Committee Charter is also available in print to any stockholder who requests it. Specifically, the Compensation Committee:

- Reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer's performance in light of those goals and objectives and reviews total compensation and approves the bonus, equity and any other benefits or perquisites to be provided to the Chief Executive Officer based on this evaluation;
- Reviews and makes recommendations to the independent directors on the Board on any base salary adjustments for the Chief Executive Officer. The independent directors on the Board determine any such base salary adjustments;
- Reviews recommendations made by the Chief Executive Officer regarding compensation for named executive officers and other senior executives, makes any adjustments to the recommendations of the Chief Executive Officer, and approves the compensation for the named executive officers and other senior executive officers. Each of the named executive officers during fiscal 2011 is listed in the Summary Compensation Table appearing in this Proxy Statement on page 26;
- Considers the views of stockholders on executive compensation matters, including stockholder proposals, advisory votes, communications with proxy advisory firms and related matters;
- Reviews, makes recommendations to the Board regarding, and approves, as appropriate, general compensation goals and guidelines for the company's employees;
- Approves and authorizes amendments to the company's incentive compensation and other equity-based plans, the company's 401(k) plan and other benefit programs to the extent such amending authority has been delegated to it by the Board;
- Administers the company's incentive compensation and other equity-based plans; and
- Assesses on an annual basis, potential material risk to the company from its compensation programs and policies, including incentive and commission plans at all levels.

Does the Compensation Committee delegate any of its authority?

Pursuant to its charter, the Compensation Committee may form and delegate authority to subcommittees. The Compensation Committee does not delegate any of its authority with respect to executive officers and non-employee directors of the company. However, the Compensation Committee has appointed an Incentive Award Committee consisting of two of the company's directors. The Compensation Committee reappointed Laura Alber and Sharon L. McCollam as members of the Incentive Award Committee on February 23, 2011. Following Ms. McCollam's retirement, the Compensation Committee appointed Patrick J. Connolly as a member of the Incentive Award Committee on March 21, 2012. The Compensation Committee has delegated to the Incentive Award Committee the ability to grant equity awards under the company's 2001 Long-Term Incentive Plan to non-executive officer employees with a corporate rank at or below Senior Vice President. The Chief Executive Officer believes it is important to provide our associates with long-term incentive vehicles that are directly linked to stockholder return. Granting equity-based incentives aligns the interests of our associates with those of our stockholders and reinforces the company's pay-for-performance strategy. This delegation is reviewed annually and includes limitations on the number of shares subject to the grants (both on an individual basis and in the aggregate). Reports of awards made by the Incentive Award Committee are included in the materials presented at the Compensation Committee's regularly scheduled meetings.

Does the Compensation Committee have outside advisors?

The Compensation Committee Charter grants the Compensation Committee the sole authority to hire outside advisors and compensation consultants for the Compensation Committee. Although the company pays their fees, these advisors report directly to the Compensation Committee. Cook & Co., has been engaged as the independent executive compensation consulting firm to assist the Compensation Committee in discharging its responsibility. During fiscal 2011, Cook & Co. provided the Compensation Committee with peer group proxy and other publicly disclosed data related to named executive officer and director compensation. Cook & Co. also provided certain services on behalf of the Compensation Committee, primarily related to compiling market data and advice regarding general compensation trends in the retail industry and among similarly situated companies. The Compensation Committee may request that Cook & Co. attend its meetings and advise the Compensation Committee either in person or by telephone. Cook & Co. participated in the February 23, 2011 and September 7, 2011 Compensation Committee meetings at the request of the Chairman, Adrian Bellamy.

What is management's role in the compensation-setting process?

Although the Compensation Committee generally does not delegate any of its authority with respect to executive officers and non-employee directors of the company, management does play a significant role in the compensation-setting process for executive officers other than the Chief Executive Officer. In particular, management assists the Compensation Committee with the following:

- Evaluating individual executive performance against established revenue and profitability targets for the fiscal year, including business unit achievement of budget targets;
- Recommending appropriate business performance targets and objectives for the upcoming fiscal year; and
- Recommending salary and cash bonus levels and equity awards based on performance evaluations, a review of peer group and additional relevant compensation data. Management considers the respective responsibilities of the executive officers, the current combination of pay elements for each executive and whether that combination is appropriate to provide incentives to achieve the desired results for the company. Management considers the proportion of base salary to cash bonus levels and believes that a significant portion of each executive's total cash compensation should be at risk depending on whether the company achieves certain levels of performance. In addition, management recognizes the Compensation Committee's view that equity awards should reflect each executive's performance for the year and align the executive's financial reward with stockholder return. After considering these factors, management may recommend to the Compensation Committee changes in the amount and type of each element of total compensation.

Management prepares information for each Compensation Committee meeting and works with the Committee Chairperson to establish meeting agendas. Materials are provided to the Compensation Committee members several days in advance of each meeting. The Compensation Committee considers, but is not bound by and does not always accept, management proposals. The Chief Executive Officer also participates in Compensation Committee meetings at the invitation of the Compensation Committee to provide:

- Background information regarding the company's strategic objectives;
- Evaluations of the performance of senior executive officers; and
- Compensation recommendations as to senior executive officers (other than the Chief Executive Officer).

What are the components of executive compensation?

The Compensation Committee considers three major elements of "direct" pay in the executive compensation program:

- Base salary;
- Annual incentive opportunities; and
- Long-term incentives.

The Compensation Committee believes that offering the executive team a total compensation package with a significant pay-for-performance component helps achieve the company's objective of creating value for its stockholders. Each of the three major elements in the executive compensation program is discussed in detail below, but in general, this means:

- Base salaries are competitive with comparable public retail companies with respect to similar positions, to create an incentive for executives to join and remain with the company;
- Annual incentive opportunities are based principally on the company's overall corporate performance and the executive's attainment of individual goals. This results in the company's superior performers receiving greater compensatory rewards and lesser performers receiving lower compensatory rewards. We believe the structure of our annual incentive opportunities fosters a performance-driven culture; and
- Long-term incentives, such as equity compensation awards, are structured to encourage our executive team to work toward long-term sustained growth and success from the perspective of owners of the company, to reward executives and other key employees for maximizing long-term stockholder value and to provide incentives to remain with the company.

The named executive officers also receive certain retirement and other benefits, as well as perquisites and other personal benefits as described below. We consider these perquisites, described below, in addition to the major elements of compensation, in determining if total compensation is reasonable.

Does the Compensation Committee compare the company's compensation practices to those of other companies?

Yes, the compensation practices of other companies within the retail industry are relevant to establishing the company's compensation programs and executive compensation for each year so that we can attract and retain qualified executive and managerial talent in a competitive marketplace.

The Compensation Committee strives to ensure that the company's total compensation packages and executive compensation are aligned with market pay levels and practices. In order to achieve such goals, the Compensation Committee takes into account the relationships among base salary, short-term incentive compensation and long-term equity compensation at other companies considered to be comparable each year, collectively referred to as "comparable companies" or our "proxy peer group."

Our proxy peer group was determined for fiscal 2011 by the Compensation Committee based on the following criteria, which reflects the company's profile at the time it was selected:

1. Company Classification in the Global Industry Classification Standard (GICS) in one of the following:
   - Home Furnishing Retail;
   - Apparel Retail; and
   - Department Stores;
2. Revenues between $1 billion and $12 billion;
3. Market capitalization greater than $1 billion; and
4. More than 15,000 employees.

Based on these criteria, for fiscal 2011, our peer group consisted of 14 public companies: Abercrombie & Fitch, American Eagle Outfitters, Ann Taylor Stores, Barnes & Noble, Bed Bath & Beyond, Foot Locker, The Gap, Limited Brands, Men's Wearhouse, Nordstrom, Pier 1 Imports, Ross Stores, Saks and Tiffany & Co. Gymboree, which is no longer a publicly traded company, was removed from our peer group.

The following table, which is based on publicly available information as of March 27, 2012 as provided by Cook & Co., provides a financial overview of the comparable companies to illustrate their revenues, income, and market capitalization as a group relative to the company. The Compensation Committee may review additional benchmarking surveys and proxy data providing summarized data levels of base salary, target annual cash incentives, and equity-based and other long-term incentives to assess market competitiveness of our compensation programs for our named executive officers.

	Annual Net Revenue (in millions)	**Annual Net Income (in millions)**	**Market Capitalization (in millions) (as of 1/31/2012)**
75th Percentile	$8,721	$677	$10,101
Average	$6,125	$363	$ 6,016
Median	$4,891	$215	$ 3,986
25th Percentile	$3,050	$105	$ 1,721
Williams-Sonoma, Inc.	$3,721	$237	$ 3,695

How are base salaries determined?

Base salaries are paid to provide executives and other employees with a minimum fixed level of cash compensation each year. The Compensation Committee believes that executive officers' base salaries must be sufficiently competitive to attract and retain key executives, and believes targeting base salaries between the 50th and 75th percentiles among the proxy peer group is generally appropriate to meet these objectives. In determining executive base salaries, the Compensation Committee also considers overall company performance and performance relative to peer companies generally and the home furnishings industry specifically.

After a review of the base salaries of the named executive officers relative to proxy peer group and market survey data and each executive's experience as well as past, current and anticipated contributions to the Company's success, the Chief Executive Officer proposed changes to the base salaries of all of the named executive officers (other than the Chief Executive Officer), including for Ms. Stangl, who was not a named executive officer at that time, along with increases to the respective bonus targets for Mr. Connolly, Mr. Harvey, and Ms. Stangl. The Chief Executive Officer proposed these changes so that the base salaries and bonus targets of the named executive officers would bring the executives to at or above the 75th percentile for target total cash compensation compared to the company's proxy peer group and relevant market data as described above. The Compensation Committee determined that targeting total cash compensation at the 75th percentile or higher for the named executive officers was appropriate.

The Compensation Committee reviewed and approved the following base salaries of the named executive officers for fiscal 2011 at the Compensation Committee meeting held on March 22, 2011:

Named Executive Officer	**Fiscal 2010 Base Salary**	**Fiscal 2011 Base Salary**
Laura J. Alber	$975,000	$1,200,000
Sharon L. McCollam	$850,000	$ 875,000
Patrick J. Connolly	$581,400	$ 625,000
Richard Harvey	$600,000	$ 675,000
Sandra Stangl	$575,000	$ 750,000

In fiscal 2012, consistent with an amendment to the Compensation Committee Charter in 2011, the base salary for our Chief Executive Officer will be determined by the independent members of the Board following receipt of a recommendation from the Compensation Committee.

Were annual incentive bonuses awarded to named executive officers for fiscal 2011?

Yes. Annual incentive bonuses were awarded to our named executive officers for fiscal 2011 under the company's 2001 Incentive Bonus Plan (the "Bonus Plan").

How are the parameters for annual incentive bonuses determined under the Bonus Plan?

Annual incentives are set based on a variety of factors tailored to assist the company in driving financial and operating performance as well as retention.

The company promotes superior performance by rewarding executive officers, including the named executive officers, for achieving specific performance objectives with an annual cash bonus paid through the Bonus Plan or, in some cases, through discretionary bonuses outside of the Bonus Plan. The company pays bonuses under the Bonus Plan when the company meets or exceeds specific objectives and goals established by the Compensation Committee.

The stockholder-approved Bonus Plan is intended to qualify annual incentives paid under the Bonus Plan as deductible performance-based compensation under Internal Revenue Code Section 162(m), which otherwise restricts our ability to deduct executive compensation in excess of $1,000,000 per executive per year. However, because of the fact-based nature of the performance-based compensation exception under Section 162(m) and the limited availability of binding guidance thereunder, we cannot guarantee that awards made under the Bonus Plan that are intended to qualify as performance-based compensation under Section 162(m) will in fact qualify. In accordance with Internal Revenue Code rules, the Bonus Plan payout criteria are specified by the Compensation Committee in the first quarter of each fiscal year. For fiscal 2011, the Bonus Plan limited the maximum payout to each executive to the lower of three times the executive's base salary as of February 1, 2011, the first day of the performance period, or $3,000,000. The Compensation Committee has historically set target incentive levels ("target bonuses") for each executive below this level.

Under the Bonus Plan, the Compensation Committee generally sets a primary, critical performance goal. If this goal is not met, no bonuses are payable under the Bonus Plan. If this performance goal is met, maximum bonuses become available under the Bonus Plan for each named executive officer. For fiscal 2011, the Compensation Committee established the primary performance goal for the Bonus Plan as positive net cash flow provided by operating activities (excluding any non-recurring charges) as provided on the company's consolidated statements of cash flows, with adjustments to any evaluation to exclude (i) any extraordinary non-recurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the company's annual report to stockholders for the applicable year, or (ii) the effect of any changes in accounting principles affecting the company's or a business unit's reported results. The Compensation Committee felt this goal was appropriate for the reasons discussed below. Although maximum bonuses would be available if this goal was met, the Compensation Committee uses its discretion to determine the actual amount, if any, to be paid to any named executive officer. See below for a discussion of if and how the Compensation Committee utilizes its discretion to determine actual bonus amounts.

Why is the company seeking to raise the limits under the stockholder-approved Bonus Plan?

For fiscal 2011, the maximum award under our Bonus Plan may not exceed the lesser of $3,000,000 or 300% of the recipient's base salary as of the first day of the performance period. The Compensation Committee may grant discretionary amounts in excess of this limitation outside of our Bonus Plan. However, any such amounts would not be deductible to the Company. The purpose of the maximum award is to allow stockholders to guide the level of compensation the Company may award. The Compensation Committee has historically provided reduced awards from this allowable maximum to correlate the award to performance against business plan and individual performance. At the same time, the maximum award should provide the Compensation Committee with the necessary latitude to appropriately award for outstanding performance.

To provide the Compensation Committee the ability to make appropriate awards under the Bonus Plan and ensure market competitiveness in its compensation programs, we are asking our stockholders in Proposal 2 of this Proxy Statement to increase the overall limitation from $3,000,000 to $10,000,000. We are also asking our stockholders to eliminate the multiple of salary limitation under the Bonus Plan as only one of our proxy peers has a similar limitation in its plan. Finally, we are asking our stockholders to approve the material terms of the Bonus Plan in Proposal 2.

Why did the Compensation Committee choose positive net cash flow provided by operating activities as the primary performance goal under the Bonus Plan?

The Compensation Committee chose positive net cash flow provided by operating activities as the primary performance goal for fiscal 2011 because it believed that maintaining positive net cash flow was critical to the success of the company in fiscal 2011. The achievability of the goal was deemed substantially uncertain for purposes of Internal Revenue Code Section 162(m). When the positive net cash flow objective for fiscal 2011 was first established, it was thought to be reasonably attainable, but not certain, based upon the company's net cash flow history and expected levels of net cash flow.

Did the company achieve positive net cash flow provided by operating activities for fiscal 2011?

Yes, for fiscal 2011, the company achieved positive net cash flow provided by operating activities as described above. Since this primary, critical performance goal was achieved, maximum bonuses became available under the Bonus Plan for fiscal 2011 for each named executive officer. As described below, the Compensation Committee used discretion to decrease bonuses actually awarded under the Bonus Plan to below the maximum available levels for all named executive officers.

How does the Compensation Committee decide if and how to make bonus awards less than the maximum allowed under the Bonus Plan?

If the primary performance goal is achieved, as it was in fiscal 2011, then the Compensation Committee decides if (and how) to reduce bonuses from the maximum available under the Bonus Plan. In doing so, the Compensation Committee evaluates company performance against the business plan that was approved by the Board prior to the first fiscal quarter and individual performance. The Compensation Committee also establishes secondary performance goals to assist in determining bonus awards, which, if achieved at target levels, are expected to result in payment of target bonuses, although the Compensation Committee may also take other factors into consideration in determining appropriate bonus amounts. The Compensation Committee expected to pay bonuses under the Bonus Plan at target levels if the secondary goal was fully met. For fiscal 2011, this secondary goal was an earnings per share target of $2.19 and a maximum funding at earnings per share of $2.47 (excluding store impairments and other extraordinary non-recurring charges, and including any amounts payable to covered employees under the Bonus Plan). This secondary goal was achieved for fiscal 2011, as the company achieved earnings per share of $2.24 (excluding store impairments and other extraordinary non-recurring charges, and including any amounts payable to covered employees under the Bonus Plan) for fiscal 2011. The Compensation Committee may deviate from the guidelines, but may not award bonus payouts under the Bonus Plan above the maximum payout amounts that become available as a result of the achievement of the primary performance goal.

Individual performance also is taken into account in determining appropriate bonus awards. Individual performance is assessed by the Chief Executive Officer (for positions other than her own) and takes into account achievement of individual goals and objectives. Achievement of objectives that increase stockholder return or that are determined by the Chief Executive Officer (for positions other than her own) to significantly impact future stockholder return are significant factors in the Chief Executive Officer's individual performance assessment. The Chief Executive Officer recommended bonus awards based on her assessment of the results achieved by each individual.

The Compensation Committee believes that achieving individual goals and objectives is important to the overall success of the company and will adjust bonuses paid to reflect performance in these areas. For example, if the company or an executive officer fails to fully meet some or all of the company or individual objectives, the executive's award may be significantly reduced or even eliminated. Conversely, if the objectives are overachieved, awards may be subject to less or no reduction from the maximum available awards.

In determining final bonus amounts, if any, the Compensation Committee verifies the company's actual performance for each performance period, reviews management's recommendation for the resulting aggregate bonus awards and approves an aggregate award amount. The Compensation Committee also reviews and approves the individual bonuses payable, if any, to each of the company's named executive officers under the Bonus Plan. The Compensation Committee decides the bonus amount, if any, for the Chief Executive Officer in an executive session in which the Chief Executive Officer is not present.

Why did the Compensation Committee choose earnings per share as the secondary performance goal under the Bonus Plan?

The Compensation Committee chose earnings per share as the secondary performance goal for fiscal 2011 because it believes that earnings per share is a significant measure of performance and is the measure most closely aligned to long-term stockholder value.

What were the target bonus amounts established for fiscal 2011?

At its March 22, 2011 meeting, the Compensation Committee established the incentive targets under the Bonus Plan for each named executive officer for fiscal 2011. The target bonuses under the Bonus Plan were set after reviewing the responsibilities of the named executive officers, the bonus targets set by our comparable companies, the current combinations of pay elements for each named executive officer and whether such combinations were appropriate to provide incentives for achieving desired results for the company.

The adjustments in Ms. Alber's base salary and target bonus level (together, "target total cash compensation") followed an assessment by the Compensation Committee of our proxy peer group data for chief executive officers. The adjustments result in target total cash compensation for Ms. Alber between the 50th and 75th percentile. For the remaining named executive officers, the increases in base salaries as well as increases in the target bonus levels result in target total cash compensation for fiscal 2011 at or above the 75th percentile compared to the company's proxy peer group and relevant market data as described above. The Compensation Committee believes that delivering a greater percentage of total cash compensation through incentive compensation reinforces the company's pay-for-performance philosophy and aligns executive pay with stockholder interests by limiting the growth of fixed base salaries and increasing incentive pay.

The target bonuses under the Bonus Plan for fiscal 2010 and 2011 are listed below for each named executive officer:

Named Executive Officer	Fiscal 2010 Target Bonus (as a Percentage of Base Salary)	Fiscal 2011 Target Bonus (as a Percentage of Base Salary)
Laura J. Alber	150%	150%
Sharon L. McCollam	125%	125%
Patrick J. Connolly	75%	100%
Richard Harvey	75%	100%
Sandra Stangl	75%	100%

What were the results for fiscal 2011 under the Bonus Plan?

Under the stockholder-approved Bonus Plan, no amounts were payable for fiscal 2011 unless the primary performance goal was achieved. As mentioned above, during fiscal 2011, the Company did achieve the primary performance goal of positive net cash flow provided by operating activities, which resulted in a maximum bonus payable to the named executive officers under the Bonus Plan in amounts up to three times each executive's base salary as of the beginning of the fiscal year subject to the Compensation Committee's discretion.

In making its decision regarding bonuses, the Compensation Committee evaluated company performance and the individual performance of the named executive officers. The Chief Executive Officer made recommendations to the Compensation Committee based on her subjective assessment of each executive's performance relative to their roles and areas of responsibility. In fiscal 2011, achievement of the secondary performance goal of earnings per share was set at $2.19 per share. Actual performance for fiscal 2011 was $2.24 per share (excluding store impairments and other extraordinary non-recurring charges, and including any amounts payable to covered employees under the Bonus Plan). The Compensation Committee discussed the Chief Executive Officer's recommendations at the meeting and concurred that the results for fiscal 2011 were better than expected and the named executive officers performed well, noting that performance results varied significantly. Therefore, the Compensation Committee accepted the recommendation and awarded the named executive officers bonuses as described below. The Compensation Committee, in recognition of Ms. Alber's individual performance and overall company performance, awarded her the payout amount described below. The actual fiscal 2011 bonus amounts awarded to the named executive officers under the Bonus Plan were:

Named Executive Officer	Fiscal 2011 Bonus Amount	Fiscal 2011 Bonus (as a Percentage of Base Salary)
Laura J. Alber	$2,600,000	217%
Sharon L. McCollam	—	—
Patrick J. Connolly	$ 700,000	112%
Richard Harvey	$ 270,000	40%
Sandra Stangl	$1,200,000	160%

How is long-term incentive compensation determined in general?

The third primary component of the company's executive compensation program consists of long-term equity compensation awards. The Compensation Committee continues to believe that equity compensation awards are important for motivating executive officers and other employees to increase stockholder value over the long term.

The equity awards granted to named executive officers are designed to deliver target total direct compensation (base salary, target bonus and equity awards) that is competitive with that offered by comparable companies for each named executive officer's job level, e.g., between the 50th and 75th percentile of our company's proxy peer group and relevant market data as described above, to reflect the Chief Executive Officer and Compensation Committee's assessment of such executive's ongoing contributions to the company, to create an incentive for such executives to remain with the company, and to provide a long-term incentive to help the company achieve its financial and strategic objectives, with the exception of Mr. Connolly. Mr. Connolly's target total direct compensation (base salary, target bonus and equity awards) is over the 75th percentile because of the importance of his role and performance to the company.

Historically, the Compensation Committee has granted restricted stock units and stock-settled stock appreciation rights to its named executive officers. The Compensation Committee believes restricted stock units are effective for retention and also result in less dilution than options and stock-settled stock appreciation rights. At the same time, the Compensation Committee believes that stock-settled stock appreciation rights provide valuable incentives to increase stockholder value.

In determining the type and number of equity awards granted to an individual executive, the Compensation Committee considered such factors as:

- The individual's performance and contribution to the profitability of the company;
- The type and number of awards previously granted to an individual;
- An individual's outstanding awards;
- The vesting schedule of the individual's outstanding awards;
- The relative value of awards offered by comparable companies to executives in comparable positions to fairly benchmark awards of different sizes and type;
- Internal equity between positions within the company;
- The appropriate mix between long-term incentive awards and other types of compensation, such as base salary and bonus; and
- Additional factors, including succession planning and retention of the company's high-level potential executives.

The Compensation Committee believes that each of these factors influences the type and number of shares appropriate for each individual and that no one factor is determinative.

In determining the level of restricted stock unit and stock-settled stock appreciation right grants for named executive officers other than the Chief Executive Officer, the Compensation Committee took into account the Chief Executive Officer's assessment of the performance of the company and the adequacy of compensation levels of named executive officers. In determining the level of restricted stock unit and stock-settled stock appreciation right grants for the Chief Executive Officer, in 2011 the Compensation Committee took into account the performance of the company and the assessment of the independent members of the Board of Directors concerning the performance of the Chief Executive Officer.

What equity grants were made in fiscal 2011?

At its March 2011 meeting, the Compensation Committee approved equity grants to the named executive officers consisting of restricted stock units and stock-settled stock appreciation rights. In determining the number and type of equity grants to be made to the named executive officers, the Compensation Committee considered both the retention value of granting restricted stock units that provide named executive officers with immediate value because they have no purchase price (but are subject to vesting) and the benefits to our stockholders of granting stock-settled stock appreciation rights with value that is tied to sustained long-term stock price performance. Generally, the Compensation Committee continued to target a range between the 50th and 75th percentile of target total direct compensation of our peer group.

The equity grants approved at the March 2011 meeting are as follows:

Named Executive Officer	Number of Restricted Stock Units	Number of Stock-Settled Stock Appreciation Rights
Laura J. Alber	67,010	186,185
Sharon L. McCollam	21,320	59,240
Patrick J. Connolly	15,230	42,315
Richard Harvey	16,450	45,700
Sandra Stangl	18,275	50,780

50% of the restricted stock units granted to the named executive officers vest on the second anniversary of the award's grant date and the remaining 50% of the restricted stock units vest on the fourth anniversary of the award's grant date subject to the company achieving positive net cash flow provided by operating activities in fiscal 2011 (excluding any non-recurring charges) as provided on our consolidated statements of cash flows, with adjustments to any evaluation of performance to exclude (i) any extraordinary non-recurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the company's annual report to stockholders for the applicable year, or (ii) the effect of any changes in accounting principles affecting the company's or a business unit's reported results and subject to the named executive officer's continued service to the company through such date. The stock-settled stock appreciation rights granted to the named executive officers vest in equal annual installments over the four-year period from the date of grant, subject to the named executive officer's continued service with the company.

When are equity awards made to named executive officers?

In general, equity awards to named executive officers are approved at scheduled Compensation Committee meetings. Executives do not have any role in selecting the grant date of equity awards. The grant date of equity awards may be a date set in advance by the Compensation Committee or the date of the Compensation Committee's approval. The exercise price of stock options or stock-settled stock appreciation rights is always the closing price of the company's common stock on the trading day prior to the grant date.

In general, equity awards to named executive officers are made during the Compensation Committee's March meeting in which the Compensation Committee reviews company performance over the past fiscal year and determines base salaries and bonuses for named executive officers. The Compensation Committee also makes equity awards at other times during the year in connection with promotions, assumptions of additional responsibilities and other considerations, such as special retention or incentive concerns. Grants made by the Incentive Award Committee are made in the first week of each open trading window on an as-needed basis. The Compensation Committee does not time equity grants to take advantage of anticipated or actual changes in the price of our common stock prior to or following the release of material information regarding the company.

Does the company have a stock ownership policy for its executive officers?

Yes, beginning in fiscal 2011, the Compensation Committee approved an Executive Share Ownership Policy for all executives at the level of Executive Vice President and above and all executives who are required to file reports with the U.S Securities & Exchange Commission, or SEC, under Section 16(a) of the Securities Exchange Act of 1934. The Compensation Committee believes that an Executive Share Ownership Policy supports the company's objective of creating value for its stockholders by aligning the executives' interests directly with those of the company's stockholders.

Under the Share Ownership Policy, the Chief Executive Officer is expected to accumulate and hold a number of shares of the Company's common stock equal to that number of shares with a value equal to three times annual base salary and to maintain this minimum amount of stock ownership throughout employment. The company's other executives are expected to accumulate and hold a number of shares of the company's common stock equal to that number of shares with a value equal to one times annual base salary and to maintain this minimum amount of stock ownership throughout employment.

The following equity holdings qualify toward satisfaction of the guidelines listed above: shares directly owned by the executive or his or her immediate family members; shares held in trust, limited partnerships, or similar entities for the benefit of the executive or his or her immediate family members; and shares held in Williams-Sonoma's qualified and non-qualified retirement plans, including shares held in the Williams-Sonoma, Inc. 401(k) Plan. Unexercised stock appreciation rights, unexercised stock options and unvested restricted stock units or other full-value awards do not count towards satisfying the guidelines listed above.

Executives covered under the Share Ownership Policy will be required to retain an amount equal to 50% of the net after-tax shares received as a result of the vesting of restricted stock units until the applicable guideline has been achieved.

Does the company have a policy regarding recovery of past awards or payments in the event of a financial restatement?

Although we do not currently have a formal policy regarding recovery of past awards or payments in the event of a financial restatement, we support the review of performance-based compensation following a restatement that impacts the achievement of performance targets relating to that compensation, followed by appropriate action. These actions may include recoupment of cash or other incentives, as well as employment actions including termination. Further, we will implement any recovery policies required by applicable law, including anticipated SEC rulemaking under the Dodd-Frank Act.

How is the Chief Executive Officer compensated?

Ms. Alber's fiscal 2011 compensation package was based on:

- A review of the compensation paid to chief executive officers of companies in the peer group (based on the process described above);
- Company performance;
- Individual performance; and
- Our general compensation philosophy as described above.

In executive session at its meeting in March, 2011, without the Chief Executive Officer present, the Compensation Committee reviewed Ms. Alber's base salary. After a discussion of Ms. Alber's individual performance and company performance and a review of her total compensation and that of other Chief Executive Officers in our proxy peer group, the Compensation Committee adjusted her 2011 target total cash compensation to fall slightly below the 75th percentile of our proxy peer group. Ms. Alber's actual bonus payouts for fiscal 2011 are discussed above.

Are there any other benefits considerations?

In fiscal 2011, the Compensation Committee authorized and approved the reimbursement of expenses for financial counseling services of up to $12,000 annually for each of Sandra Stangl, President, Pottery Barn, and Richard Harvey, President, Williams-Sonoma. The financial counseling services may include services related to financial planning, tax planning and preparation, and estate planning.

The Compensation Committee believes it is in the Company's best interest to provide senior executives with financial counseling services as an effective executive retention tool. These executives have complex financial planning requirements that require significant time and attention. The Committee believes that providing Company-subsidized financial services will give the executive appropriate support to plan for his or her financial security and maximize the net financial reward to the executive from the Company's compensation and benefits programs. In addition, reducing the amount of time and attention the executive may spend on these matters should enable the executive to devote more time to the Company's business needs.

Do the named executive officers have change of control arrangements?

On May 25, 2010, the company approved a Management Retention Agreement with each of Patrick Connolly, Richard Harvey and Sandra Stangl. As noted in the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements" beginning on page 31, if within 18 months following the change of control the employment of any of these executives is terminated without cause or the executive voluntarily terminates his or her employment for good reason, the executive will be entitled to certain severance benefits. On June 11, 2010, the company entered into a Management Retention Agreement with each of Ms. Alber and Ms. McCollam. Ms. McCollam retired from her executive officer positions effective March 6, 2012 and is no longer covered by her Management Retention Agreement. As noted in the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements" beginning on page 31, if within 18 months following the change of control Ms. Alber is terminated without cause or voluntarily terminates her employment for good reason, she will be entitled to certain severance benefits.

The Compensation Committee approved the Management Retention Agreements that were entered into with the named executive officers so that it can mitigate the risk of not being able to retain our named executive officers notwithstanding the possibility of an acquisition of the company. The Compensation Committee believes these arrangements are necessary to ensure that each named executive officer is focused on the company's goals and objectives, as well as the best interests of our stockholders, rather than potential personal economic exposure under these particular circumstances. Additionally, the Compensation Committee believes that these agreements will provide a smooth transition should the company undergo such an event.

When deciding on the terms of the Management Retention Agreements, the Compensation Committee consulted with Cook & Co., who provided various suggestions regarding the potential terms of a Management Retention Agreement based on competitive market data from our proxy peer group. In considering these potential terms, the Compensation Committee's objectives were to: (1) assure we would have the continued dedication and objectivity of our named executive officers, notwithstanding the possibility of a change of control of the company, thereby aligning the interests of the named executive officers with those of the stockholders in connection with potentially advantageous offers to acquire the company; and (2) create a total executive compensation plan that is competitive with our proxy peer group.

None of the executive officers is provided with any type of golden parachute excise tax gross-up. In addition, our equity compensation plans do not provide for automatic "single trigger" vesting acceleration upon or following a change of control. We have considered the total potential cost of the change of control protection afforded to our executive officers and have determined that it is reasonable given the importance of the objectives described above.

Do our executive officers have severance protection?

As described in the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements" beginning on page 31, as of the last day of the Company's 2011 fiscal year, the Company had entered into severance arrangements with Ms. Alber and Ms. McCollam providing for certain severance benefits upon the applicable executive's termination without cause or voluntary termination for good reason. The Compensation Committee implemented these arrangements to ensure that these two senior executive focus on the company's goals and objectives, as well as the best interests of stockholders, rather than potential personal economic exposure under these particular circumstances. In connection with Ms. McCollam's retirement effective March 6, 2012, we entered into a Separation Agreement and General Release with Ms. McCollam under which she is entitled to receive these severance benefits, a cash payment of $1,300,000 in satisfaction of her annual bonus, and accelerated vesting of 131,060 stock-settled stock appreciation rights scheduled to vest during March, April and November of 2012, and 17,579 restricted stock units scheduled to vest in May 2012 in exchange for a general release of claims in favor of the Company.

Grants of stock-settled stock appreciation rights and restricted stock units made in fiscal 2011 to company employees, including its named executive officers, include an acceleration feature which provides for the full acceleration of vesting of such awards in the event of a qualifying retirement, which is defined as leaving the company's employment at age 70 or later, with at least fifteen years of service.

Otherwise, except as described above, the named executive officers do not have arrangements that provide them with specific benefits upon their termination. The Compensation Committee has considered the total potential cost of the severance benefits to the executive officers and determined them to be reasonable.

Do we provide perquisites to the executive officers?

The company provides executive officers, including the named executive officers, with perquisites and other personal benefits that the company and the Compensation Committee believe are reasonable and enable the company to attract and retain superior employees for key positions. The company provides certain perquisites to its named executive officers, including premiums for term life insurance in excess of $50,000, a matching contribution for investments in our 401(k) plan and a $500 monthly car allowance. Some of these perquisites are also provided to other employees. The value of all of these benefits to each of the named executive officers is detailed in the "Other Annual Compensation from Summary Compensation" table on page 27. The Compensation Committee believes these perquisites to be customary for comparable professionals in our industry with comparable management and retail industry experience. There are no tax gross-ups to named executive officers on any imputed income relating to any non-business related benefits or perquisites.

The named executive officers who contribute to our 401(k) plan received matching contributions from the company. In fiscal 2011, these matching contributions were limited to $7,350 for the named executive officers and for all participating employees earning over $245,000.

The company suspended deferrals into the nonqualified deferred compensation plan for all associates beginning in January 2010 and will continue to evaluate the benefit program in the future to ensure that it is providing the best value to associates and the company.

As noted earlier, Ms. Stangl and Mr. Harvey receive reimbursement of up to $12,000 per year for financial counseling expenses.

Does the Compensation Committee evaluate the risk of our compensation programs?

In 2011, the Compensation Committee retained Cook & Co to evaluate the risk inherent in the Company's executive and non-executive programs. Accordingly, Cook & Co. evaluated the Company's executive and non-executive programs and provided a report to the Compensation Committee. The report concluded that, among other things:

- The company's executive compensation program is designed to encourage behaviors aligned with the long-term interests of shareholders;
- There is appropriate balance in short-term versus long-term pay, cash and equity, recognition of corporate versus business unit performance, financial and non-financial goals, formulas and discretion, etc.; and
- Policies are in place and being implemented to mitigate compensation risk such as stock ownership guidelines, insider-trading prohibitions, and independent Compensation Committee oversight.

How does the Compensation Committee address Internal Revenue Code Section 162(m)?

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations adopted under it by the Internal Revenue Service, publicly held companies may be precluded from deducting certain compensation paid to certain executive officers in excess of $1,000,000 in a year. The regulations exclude from this limit various forms of performance-based compensation, stock-settled stock appreciation rights and stock options, provided certain requirements, such as stockholder approval, are satisfied. The company believes that awards granted under the company's equity incentive plans qualify as performance-based compensation and can therefore be excluded from the $1,000,000 limit, with the exception of restricted stock units that vest solely based on continued service. The company believes that bonuses awarded to date under the Bonus Plan also qualify as performance-based compensation and are excluded from calculating the limit. Bonuses awarded outside of the Bonus Plan, do not qualify as performance-based compensation for purposes of Section 162(m) and therefore count toward the $1,000,000 limit. While the Compensation Committee cannot predict how the deductibility limit may impact its compensation program in future years, the Compensation Committee intends to maintain an approach to executive compensation that links pay to performance. We are asking our stockholders to approve certain amendments to and the material terms of our Bonus Plan in Proposal 2 of this annual proxy statement.

COMMITTEE REPORTS

The sections indicated below by an asterisk (*) shall not be deemed to be (i) "soliciting material," (ii) "filed" with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall they be deemed incorporated by reference into any of our other filings under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except to the extent we specifically incorporate them by reference into such filing.

Compensation Committee Report

Who serves on the Compensation Committee?

During fiscal 2011, the Compensation Committee consisted of Adrian D.P. Bellamy, Anthony A. Greener, Ted W. Hall and, until May 24, 2011, Richard T. Robertson. Mr. Bellamy serves as Chairman of the Compensation Committee. The Board for fiscal 2011 determined that each member of the Compensation Committee was independent under the NYSE rules as currently in effect, was an outside director as such term is defined with respect to Section 162(m) of the Internal Revenue Code and was a non-employee director under Section 16(b) of the Securities Exchange Act of 1934. None of the committee members has ever served as an officer of the company.

Who prepared this Compensation Committee Report?

Members of the Compensation Committee, Adrian D.P. Bellamy, Anthony A. Greener and Ted W. Hall, prepared the Compensation Committee Report after reviewing the Compensation Discussion and Analysis, which was prepared by management and is a management report.

*The Compensation Committee hereby reports as follows:**

The Compensation Committee has reviewed and discussed the above Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the company's Annual Report on Form 10-K for fiscal 2011.

COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS

Adrian D.P. Bellamy
Anthony A. Greener
Ted W. Hall

Nominations and Corporate Governance Committee Report

Who serves on the Nominations and Corporate Governance Committee?

During fiscal 2011, the Nominations and Corporate Governance Committee consisted of Michael R. Lynch, Adrian D.P. Bellamy, Anthony A. Greener and, until May 24, 2011, David B. Zenoff. Mr. Lynch serves as Chairman of the Nominations and Corporate Governance Committee. The Board has determined that each current member of the Nominations and Corporate Governance Committee is independent under the NYSE rules, as currently in effect. Each current member of the Nominations and Corporate Governance Committee is a non-employee director.

What is the role of the Nominations and Corporate Governance Committee?

Our role is detailed in the Nominations and Corporate Governance Committee Charter, which was amended and restated by the Board on November 9, 2011. The Nominations and Corporate Governance Committee Charter is available on the company's website at www.williams-sonomainc.com and is attached to this Proxy Statement as Exhibit C. The Nominations and Corporate Governance Committee Charter is also available in print to any stockholder who requests it. Specifically, we:

- Periodically review and recommend to the Board suitable revisions to the corporate governance guidelines applicable to the company and the categorical standards of independence applicable to the company's outside directors;
- Annually consider and review with the Board criteria for selecting new director candidates, identify individuals qualified to become Board members and periodically assist in screening and evaluating director candidates;
- Consider director nominations from stockholders;
- Review, make recommendations to the Board regarding, and approve, as appropriate, the compensation policy for non-employee directors of the company;
- Consider the resignation offer of any nominee for director who is not elected and recommend to the Board the action we deem appropriate to be taken with respect to each such offered resignation in accordance with the company's majority voting bylaw and resignation policy; and
- Annually evaluate the performance of the company's Chief Executive Officer and oversee the evaluation of the performance of the company's management and the Board.

Does the Nominations and Corporate Governance Committee have a policy with regard to the consideration of director candidates recommended by stockholders?

We adopted a Stockholder Recommendations Policy on March 16, 2004. It is our policy to consider recommendations for candidates to the Board from stockholders holding no fewer than 500 shares of the company's common stock continuously for at least six months prior to the date of the submission of the recommendation.

What are the procedures to be followed by stockholders in submitting recommendations of director candidates to the Nominations and Corporate Governance Committee?

The Nominations and Corporate Governance Committee will consider suggestions from stockholders regarding possible director candidates for election at next year's Annual Meeting. A stockholder that desires to recommend a candidate for election to the Board shall direct the recommendation in writing to Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. The recommendation must include: (i) the candidate's name, home and business contact information; (ii) detailed biographical data and qualifications of the candidate; (iii) information regarding any relationships between the candidate and the company within the last three years; (iv) evidence of the recommending person's ownership of company common stock; (v) a statement from the recommending stockholder in support of the candidate; and (vi) a written indication by the candidate of his or her willingness to serve if elected. A stockholder that desires to recommend a person directly for election to the Board at the company's Annual Meeting must also meet the deadlines and other requirements set forth in Rule 14a-8 of the Securities Exchange Act of 1934 and the company's Restated Bylaws, each of which are described in the "Stockholder Proposals" section of this Proxy Statement.

Each director nominated in this Proxy Statement was recommended for election to the Board by the Nominations and Corporate Governance Committee. The Board did not receive any notice of a director nominee recommendation from any stockholder in connection with this Proxy Statement.

What are the criteria and process of the Nominations and Corporate Governance Committee for identifying and evaluating nominees for the Board?

Our criteria and process for evaluating and identifying the candidates that we select, or recommend to the Board for selection, as director nominees are as follows:

- We regularly review the current composition and size of the Board;
- We evaluate the performance of the Board as a whole and evaluate the performance and qualifications of individual members of the Board eligible for re-election at the Annual Meeting;
- We review the qualifications of any candidates who have been properly recommended by stockholders, as well as those candidates who have been identified by management, individual members of the Board or, if we deem appropriate, a search firm. Such review may, in our discretion, include a review solely of information provided to us or also may include discussions with persons familiar with the candidate, an interview with the candidate or other actions that we deem appropriate;
- In evaluating the qualifications of candidates for the Board, we consider many factors, including issues of character, judgment, independence, financial expertise, industry experience, range of experience, other commitments and the like. We value diversity, but do not assign any particular weight or priority to any particular factor. We consider each individual candidate in the context of the current perceived needs of the Board as a whole. While we have not established specific minimum qualifications for director candidates, we believe that candidates and nominees must be suitable for a Board that is comprised of directors (i) a majority of whom are independent; (ii) who are of high integrity; (iii) who have qualifications that will increase the overall effectiveness of the Board; and (iv) who meet the requirements of all applicable rules, such as financial literacy or financial expertise with respect to Audit and Finance Committee members;
- In evaluating and identifying candidates, we have the sole authority to retain and terminate any third party search firm that is used to identify director candidates and the sole authority to approve the fees and retention terms of any search firm;
- After such review and consideration, we recommend to the Board the slate of director nominees; and
- We endeavor to notify, or cause to be notified, all director candidates of the decision as to whether to nominate such individual for election to the Board.

There are no differences in the manner in which the Nominations and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder, management or a search firm.

Does the Nominations and Corporate Governance Committee assist the Board in fulfilling its oversight responsibilities in certain areas of risk?

Yes. The Nominations and Corporate Governance Committee assists the Board with its oversight of risks associated with Board organization, Board independence, succession planning, and corporate governance.

How did we perform our responsibilities in fiscal 2011?

The Nominations and Corporate Governance Committee held a total of five meetings during fiscal 2011, and we took the following actions, among other things:

- Evaluated the current composition of the Board, and considered desired skill sets, qualities and experience for potential future Board members, as well as potential candidates;
- Engaged Spencer Stuart, a third party search firm, to identify qualified director candidates to further increase the diversity and independence of the Board;
- Evaluated the composition of, and recommended assignments for, the committees of the Board;
- Considered and recommended to the Board the submission to stockholders of the director nominees described in the company's 2011 Proxy Statement;
- Reviewed and evaluated the performance of the company's Chief Executive Officer; and
- Reviewed and updated the company's Corporate Governance Guidelines.

Who prepared this report?

Members of the Nominations and Corporate Governance Committee, namely Michael R. Lynch, Adrian D.P. Bellamy, and Anthony A. Greener prepared this report.

Audit and Finance Committee Report

Who serves on the Audit and Finance Committee?

During fiscal 2011, the Audit and Finance Committee consisted of Adrian T. Dillon, Ted W. Hall, Michael R. Lynch and, until May 24, 2011, Richard T. Robertson. The Board has determined that Mr. Dillon, who served as Chairman of the Audit and Finance Committee during fiscal 2011, is a "financial expert" under the SEC rules. The Board has determined that each member of the Audit and Finance Committee is independent under the NYSE rules, as currently in effect, and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Board has also determined that each Audit and Finance Committee member is "financially literate," as described in the NYSE rules.

What is the role of the Audit and Finance Committee?

Our role is detailed in the Audit and Finance Committee Charter, which was amended and restated by the Board on November 9, 2011. The Audit and Finance Committee Charter is available on the company's website at www.williams-sonomainc.com and is attached to this Proxy Statement as Exhibit D. The Audit and Finance Committee Charter is also available in print to any stockholder who requests it. Specifically, we:

- Oversee the integrity of the company's financial statements; the qualifications, independence, performance, retention and compensation of the company's independent registered public accounting firm; the performance of the company's internal audit function; and compliance by the company with legal and regulatory requirements;
- Prepare the report that the SEC rules require to be included in the company's annual proxy statement; and
- Oversee the financial impact of selected strategic initiatives of the company and review selected financing, dividend and stock repurchase policies and plans.

How do we meet our responsibilities?

We perform the following functions:

- Monitor the integrity of the company's financial reports, earnings, sales and guidance press releases, and other company financial information;

- Appoint and/or replace the independent registered public accounting firm, pre-approve all audit and non-audit services of the independent registered public accounting firm, and assess its qualifications and independence;
- Review the performance of the company's internal audit function, the company's auditing, accounting and financial reporting procedures, and the company's independent registered public accounting firm;
- Monitor the company's compliance with legal and regulatory requirements;
- Monitor the company's system of internal controls and internal control over financial reporting;
- Retain independent legal, accounting or other advisors when necessary and appropriate;
- Review the financial impact on the company of selected strategic initiatives and selected financing plans, and develop and recommend policies related to dividend and stock repurchase programs; and
- Review with management the company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the company's risk assessment and risk management policies.

How did we perform our responsibilities in fiscal 2011?

The Audit and Finance Committee held a total of twelve meetings during fiscal 2011, and we took the following actions, among other things:

- Reviewed and discussed the company's audited financial statements for fiscal 2010 and unaudited quarterly condensed consolidated financial statements for fiscal 2011 with management and Deloitte & Touche LLP, or Deloitte;
- Reviewed, discussed with management and approved the company's periodic filings on Forms 10-K and 10-Q;
- Reviewed, discussed with management and approved all company earnings, sales and guidance press releases;
- Reviewed and discussed the company's internal control over financial reporting with management and Deloitte;
- Reviewed and discussed with the company's internal audit department the company's internal audit plans, the significant internal audit reports issued to management and management's responses;
- Reviewed and approved an amendment of the company's Policy for Reporting Accounting and Securities Laws Concerns;
- Met with Deloitte, with and without management present, to discuss the overall quality of the internal and external audit process and the financial reporting process; and
- Discussed with Deloitte its independence from the company based on the following: (i) our confirmation that no member of Deloitte's current or former audit team is or has been employed by the company in a financial reporting oversight role; (ii) our review of audit and non-audit fees; and (iii) the written communications from Deloitte as required by PCAOB requirements.

What other matters did we discuss with Deloitte?

During fiscal 2011, we discussed the following other matters, among other things, with Deloitte:

- Deloitte's responsibilities in connection with the audit of the company's financial statements and matters relating to Deloitte's independence;
- Deloitte's annual letter describing its internal quality control procedures;

- The company's internal control over financial reporting;
- Any significant issues arising during the audit and any other matters relating to the conduct of the audit of the company's financial statements; and
- Matters required to be discussed pursuant to relevant PCAOB and SEC requirements, including the quality of the company's accounting principles, the soundness of significant judgments and the clarity of disclosures in the company's financial statements.

Did we review the fees billed by Deloitte for fiscal 2011?

Yes. We reviewed and discussed the fees billed by Deloitte for services in fiscal 2011, which are described in detail below. We determined that the provision of non-audit services was compatible with Deloitte's independence.

Did we review the company's audited financial statements for fiscal 2011?

Yes. We reviewed and discussed the company's audited financial statements for fiscal 2011 with management and Deloitte, and based on this review, we recommended to the Board that the company's audited financial statements be included in the company's Annual Report on Form 10-K for fiscal 2011 for filing with the SEC.

Who prepared this report?

Members of the Audit and Finance Committee, Adrian T. Dillon, Ted W. Hall and Michael R. Lynch, prepared this report.

*The Audit and Finance Committee hereby reports as follows:**

(1) The Audit and Finance Committee has reviewed and discussed the company's audited financial statements with management and Deloitte;

(2) The Audit and Finance Committee has discussed with Deloitte the matters required by AICPA, *Professional Standards*, Vo. 1. AU section 380, as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T;

(3) The Audit and Finance Committee has received the written disclosures and the letter from Deloitte required by the applicable requirements of the PCAOB regarding Deloitte's communications with the Audit and Finance Committee concerning independence and has discussed with Deloitte its independence; and

Based on the review and discussions referred to in items (1) through (3) above, the Audit and Finance Committee recommended to the Board that the audited financial statements be included in the company's Annual Report on Form 10-K for fiscal 2011 for filing with the SEC.

AUDIT AND FINANCE COMMITTEE OF THE BOARD OF DIRECTORS

Adrian T. Dillon
Ted W. Hall
Michael R. Lynch

AUDIT AND RELATED FEES

During fiscal 2011 and 2010, Deloitte did not perform any prohibited non-audit services for us.

Audit Fees

Deloitte billed approximately $1,335,000 for fiscal 2011 and $1,152,000 for fiscal 2010 for professional services to audit our consolidated financial statements included in our Annual Report on Form 10-K and to review our condensed consolidated financial statements included in our quarterly reports on Form 10-Q. Fees for audit services billed also consisted of fees for the assessment of the company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees

Deloitte billed approximately $84,000 for fiscal 2011 and $76,000 for fiscal 2010 for audit-related services. Audit-related services included: (i) the audit of our 401(k) plan; (ii) the audit of the statutory report in Puerto Rico; and (iii) the review of our Forms S-8.

Tax Fees

Deloitte billed a total of approximately $117,000 for fiscal 2011 and $105,000 for fiscal 2010 for tax services. Tax services included approximately: (i) $67,000 for fiscal 2011 and $64,000 for fiscal 2010 for tax compliance services, which included consultation for the preparation of our federal, state and local tax returns; and (ii) $50,000 for fiscal 2011 and $41,000 for fiscal 2010 for tax consulting services.

All Other Fees

Deloitte billed a total of approximately $72,000 for fiscal 2011 and $2,000 for fiscal 2010 for all other fees. All other fees consisted of acquisition consulting fees, sustainability consulting fees, human resource integration fees and license fees related to the use of Deloitte's on-line accounting research tool.

What is our policy regarding pre-approval of audit and non-audit services performed by Deloitte?

All services performed by Deloitte, whether audit or non-audit services, must be pre-approved by us or a designated member of the Audit and Finance Committee, whose decisions must be reported to us at our next meeting. Pre-approval must be obtained before Deloitte performs the services but cannot be obtained more than one year before performance begins. Approval can be for general classes of permitted services such as annual audit services or tax consulting services. The permitted services, the dates of the engagement and the estimated fees for such services, must be approved by the Audit and Finance Committee in accordance with these procedures before performance begins.

CORPORATE GOVERNANCE GUIDELINES AND CORPORATE CODE OF CONDUCT

Our Corporate Governance Guidelines and our Corporate Code of Conduct, which applies to all of our employees, including our Chief Executive Officer, Acting Chief Financial Officer and Controller, are available on our website at www.williams-sonomainc.com. Copies of our Corporate Governance Guidelines and our Corporate Code of Conduct are also available upon written request and without charge to any stockholder by writing to: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. To date, there have been no waivers that apply to our Chief Executive Officer, Acting Chief Financial Officer, Controller or persons performing similar functions under our Corporate Code of Conduct. We intend to disclose any amendment to, or waivers of, the provisions of our Corporate Code of Conduct that affect our Chief Executive Officer, Acting Chief Financial Officer, Controller or persons performing similar functions by posting such information on our website at www.williams-sonomainc.com.

CERTIFICATIONS

The certification of our Chief Executive Officer required by the NYSE Listing Standards, Section 303A.12(a), relating to our compliance with the NYSE Corporate Governance Listing Standards, was submitted to the NYSE on June 21, 2011. The certifications of our Chief Executive Officer and Acting Chief Financial Officer required by the SEC in connection with our Annual Report on Form 10-K for the year ended January 29, 2012 were submitted to the SEC on March 29, 2012 with our Annual Report on Form 10-K.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have in place policies in our Corporate Code of Conduct that provide that associates must not engage in any transaction when an associate may face a real or perceived conflict of interest with the company. Our Corporate Code of Conduct is distributed to all employees on an annual basis and made available throughout the year in our internal document database. It is also available on our website and in print to any stockholder who requests it. In addition, we have in place policies and procedures with respect to related person transactions that provide that our executive officers, directors, director nominees and principal stockholders, as well as their immediate family members and affiliates, are not permitted to enter into a related party transaction with us unless (i) the transaction is approved or ratified by our Audit and Finance Committee or the disinterested members of our Board or (ii) the transaction involves the service of one of our executive officers or directors or any related compensation, is reportable under Item 402 of Regulation S-K and is approved by our Compensation Committee.

For the purposes of our related party transaction policy, "related party transaction" means any transaction in which the amount involved exceeds $120,000 in any calendar year and in which any of our executive officers, directors, director nominees and principal stockholders, as well as their immediate family members and affiliates, had, has or will have a direct or indirect material interest, other than transactions available to all of our employees.

It is our policy to approve related party transactions only when it has been determined that such transaction is in, or is not inconsistent with, our best interests and those of our stockholders, including situations where we may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party.

Memphis-Based Distribution Facilities

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of the estate of W. Howard Lester ("Mr. Lester"), our former Chairman of the Board and Chief Executive Officer, and the estate of James A. McMahan ("Mr. McMahan"), a former Director Emeritus and significant stockholder. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties. The terms of the lease automatically renewed until the bonds that financed the construction of the facility were fully repaid in December 2010, at which time we continued to rent the facility on a month-to-month basis. In October 2011, we entered into an agreement with Partnership 1 to lease the facilities through April 2013. During fiscal 2011, we made rental payments associated with the lease of $618,000. We made annual rental payments in fiscal 2010 and 2009 of $618,000, plus interest on the bonds.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of the estate of Mr. Lester, the estate of Mr. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties. The term of the lease automatically renews on an annual basis until the bonds that financed the construction of the facility are fully repaid in August 2015. As of January 29, 2012, $6,924,000 was outstanding under the Partnership 2 bonds. We made annual rental payments of approximately $2,516,000, $2,567,000 and $2,582,000 plus applicable taxes, insurance and maintenance expenses in fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

As of January 29, 2012, Partnership 2 qualifies as a variable interest entity and is consolidated by us due to its related party relationship and our obligation to renew the lease until the bonds are fully repaid. As such, as of January 29, 2012, our consolidated balance sheet includes $11,975,000 in assets (primarily buildings), $6,924,000 in debt and $5,051,000 in other long-term liabilities related to the consolidation of the Partnership 2 distribution facility.

Indemnification Agreements

We have indemnification agreements with our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including coverage of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and holders of more than 10% of our common stock to file reports regarding their ownership and changes in ownership of our stock with the SEC. Based upon (i) copies of Section 16(a) reports that we received from such persons for their fiscal 2011 transactions and (ii) information provided to us by them, we believe that all reporting requirements under Section 16(a) were met in a timely manner by the persons who were executive officers, members of the Board of Directors or greater than 10% stockholders during such fiscal year.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

This table sets forth information regarding the ownership of our common stock as of March 26, 2012 by:

- each person known to us to own more than 5% of our outstanding common stock;
- each director nominee;
- the named executive officers; and
- all current executive officers and directors as a group.

Unless otherwise noted, the persons listed below have sole voting and investment power. In addition, unless otherwise noted, the address of each stockholder noted in the following table is c/o Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109. Information regarding our non-management 5% stockholders is derived from the most recently available 13G filings. The options to purchase our stock listed below are currently exercisable or are exercisable within 60 days of March 26, 2012.

		Amount and Nature of Beneficial Ownership		
Name and Address of Beneficial Owner	**Position with Company**	**Shares**	**Options**	**Percent of Class(1)**
McMahan Family Trust dtd 12/7/06 2 Oakmont Drive Los Angeles, CA 90049	—	11,124,366(2)	—	11.2%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	—	7,437,551(3)	—	7.5%
Lone Pine Capital LLC Two Greenwich Plaza Greenwich, CT 06830	—	6,235,380(4)	—	6.3%
Luxor Capital Group, LP 1114 Avenue of the Americas, 29th Floor New York, NY 10036	—	5,144,741(5)	—	5.2%
Patrick J. Connolly	Director and Executive Vice President, Chief Marketing Officer	861,076(6)	295,267	1.2%
Laura J. Alber	Director, Chief Executive Officer and President	120,317(7)	449,047	*
Sharon L. McCollam	Former Director and Executive Vice President, Chief Operating and Chief Financial Officer	41,421(8)	—	*
Richard Harvey	President, Williams-Sonoma Brand	33,993(9)	11,425	*
Sandra N. Stangl	President, Pottery Barn Brand	25,425(10)	29,895	*

Name and Address of Beneficial Owner	Position with Company	Amount and Nature of Beneficial Ownership Shares	Options	Percent of Class(1)
Adrian D.P. Bellamy	Director	73,432	78,750	*
Rose Marie Bravo	Director	2,618(11)	—	*
Mary Ann Casati	Director	2,630(12)	—	*
Adrian T. Dillon	Director	46,107(13)	36,750	*
Anthony A. Greener	Director	30,462(14)	6,750	*
Ted W. Hall	Director	12,377(15)	6,750	*
Michael R. Lynch	Director	35,264	82,750	*
Lorraine Twohill	Director	2,630(16)	—	*
All current executive officers and directors as a group (14 persons)	—	1,257,133(17)	1,019,329	2.3%

* Less than 1%.

(1) Assumes exercise of stock options currently exercisable or exercisable within 60 days of March 26, 2012 by the named individual into shares of our common stock. Based on 99,584,007 shares outstanding as of March 26, 2012.

(2) The information above and in this footnote is based on information taken from the Schedule 13G of McMahan Family Trust dtd 12/7/06 filed with the Securities and Exchange Commission on March 2, 2012. McMahan Family Trust dtd 12/7/06 has sole voting and dispositive power over 11,124,366 shares of our common stock.

(3) The information above and in this footnote is based on information taken from the Schedule 13G of BlackRock, Inc. filed with the Securities and Exchange Commission on February 10, 2012. BlackRock, Inc. has sole voting and dispositive power over 7,437,551 shares of our common stock.

(4) The information above and in this footnote is based on information taken from the Schedule 13G filed jointly by Stephen F. Mandel, Jr., individually and as Managing Member of Lone Pine Managing Member LLC, for itself and as Managing Member of (a) Lone Pine Associates LLC, for itself and as the general partner of (i) Lone Spruce, L.P., (ii) Lone Balsam, L.P. and (iii) Lone Sequoia, L.P.; (b) Lone Pine Members LLC, for itself and as the general partner of (i) Lone Cascade, L.P. and (ii) Lone Sierra, L.P.; and (c) Lone Pine Capital LLC, with the Securities and Exchange Commission on February 14, 2012. Each of Stephen F. Mandel, Jr. and Lone Pine Managing Member LLC has shared voting power over 6,235,380 shares of our common stock and shared power to dispose or direct the disposition of 6,235,380 shares of our common stock. Lone Pine Associates, the general partner of Lone Spruce, L.P., Lone Sequoia, L.P. and Lone Balsam, L.P., has the power to direct the affairs of Lone Spruce, L.P., Lone Sequoia, L.P. and Lone Balsam, L.P., including decisions respecting the disposition of the proceeds from the sale of shares. Lone Pine Members LLC, the general partner of Lone Cascade, L.P. and Lone Sierra, L.P., has the power to direct the affairs of Lone Cascade, L.P. and Lone Sierra, L.P., including decisions respecting the disposition of the proceeds from the sale of shares. Lone Pine Capital LLC, the investment manager of Lone Cypress, Lone Kauri and Lone Monterey Master Fund, has the power to direct the receipt of dividends from or the proceeds of the sale of shares held by Lone Cypress, Lone Kauri and Lone Monterey Master Fund. Lone Pine Managing Member LLC, the Managing Member of Lone Pine Associates LLC, Lone Pine Members LLC and Lone Pine Capital LLC, has the power to direct the affairs of Lone Pine Associates LLC, Lone Pine Members LLC and Lone Pine Capital LLC. Mr. Mandel is the Managing Member of Lone Pine Managing Member LLC and in that capacity directs its operations.

(5) The information above and in this footnote is based on information taken from the Schedule 13G filed jointly by Luxor Capital Partners, LP (the "Onshore Fund"); Luxor Spectrum, LLC (the "Spectrum Onshore

Fund"); Luxor Wavefront, LP (the "Wavefront Fund"); Luxor Capital Partners Offshore Master Fund, LP (the "Offshore Master Fund"); Luxor Capital Partners Offshore, Ltd. (the "Offshore Feeder Fund"); Luxor Spectrum Offshore Master Fund, LP (the "Spectrum Offshore Master Fund"); Luxor Spectrum Offshore, Ltd. (the "Spectrum Offshore Feeder Fund"); Luxor Capital Group, LP ("Luxor Capital Group"); Luxor Management, LLC ("Luxor Management"); LCG Holdings, LLC ("LCG Holdings"); and Christian Leone ("Mr. Leone"), with the Securities and Exchange Commission on March 21, 2012. The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared voting and dispositive power over 1,536,103 shares of our common stock individually beneficially owned by the Onshore Fund. The Spectrum Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared voting and dispositive power over 24,989 shares of our common stock individually beneficially owned by the Spectrum Onshore Fund. The Wavefront Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared voting and dispositive power over 521,670 shares of our common stock individually beneficially owned by the Wavefront Fund. The Offshore Master Fund, the Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared voting and dispositive power over 2,468,111 shares of our common stock individually beneficially owned by the Offshore Master Fund. The Spectrum Offshore Master Fund, the Spectrum Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared voting and dispositive power over 277,826 shares of our common stock individually beneficially owned by the Spectrum Offshore Master Fund. Luxor Capital Group, Luxor Management and Mr. Leone have shared voting and dispositive power over 316,042 shares of our common stock held in separate accounts managed by Luxor Capital Group.

(6) Mr. Connolly owns $1,373,217 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan as of March 26, 2012. The number of shares listed in the table includes 35,174 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $39.04, the closing price of Williams-Sonoma, Inc. common stock on March 26, 2012. The number of shares listed in the table also includes 14,078 restricted stock units that will vest and become settleable for an equal number of shares of our common stock within 60 days of March 26, 2012 (prior to withholding of any such shares to satisfy applicable statutory withholding requirements).

(7) Ms. Alber owns $490,574 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 26, 2012. The number of shares listed in the table includes 12,565 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $39.04, the closing price of Williams-Sonoma, Inc. common stock on March 26, 2012. The number of shares listed in the table also includes 17,579 restricted stock units that will vest and become settleable for an equal number of shares of our common stock within 60 days of March 26, 2012 (prior to withholding of any such shares to satisfy applicable statutory withholding requirements).

(8) Ms. McCollam owns $345,204 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan as of March 26, 2012. The number of shares listed in the table includes 8,842 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $39.04, the closing price of Williams-Sonoma, Inc. common stock on March 26, 2012. The number of shares listed in the table also includes 17,579 restricted stock units that will vest and become settleable for an equal number of shares of our common stock within 60 days of March 26, 2012 (prior to withholding of any such shares to satisfy applicable statutory withholding requirements).

(9) Mr. Harvey owns $809,969 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan as of March 26, 2012. The number of shares listed in the table includes 20,747 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $39.04, the closing price of Williams-Sonoma, Inc. common stock on March 26, 2012. The number of shares listed in the table also includes 13,246 restricted stock units that will vest and become settleable for an equal number of shares of our common stock within 60 days of March 26, 2012 (prior to withholding of any such shares to satisfy applicable statutory withholding requirements).

(10) Ms. Stangl owns $187,297 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan as of March 26, 2012. The number of shares listed in the table includes 4,797 shares held in the Williams-Sonoma, Inc.

Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $39.04, the closing price of Williams-Sonoma, Inc. common stock on March 26, 2012. The number of shares listed in the table also includes 15,472 restricted stock units that will vest and become settleable for an equal number of shares of our common stock within 60 days of March 26, 2012 (prior to withholding of any such shares to satisfy applicable statutory withholding requirements).

(11) Represents 2,618 restricted stock units that will vest and become settleable for an equal number of shares of our common stock within 60 days of March 26, 2012 (prior to withholding of any such shares to satisfy applicable statutory withholding requirements).

(12) Represents 2,630 restricted stock units that will vest and become settleable for an equal number of shares of our common stock within 60 days of March 26, 2012 (prior to withholding of any such shares to satisfy applicable statutory withholding requirements).

(13) The number of shares listed in the table includes 2,898 restricted stock units that will vest and become settleable for an equal number of shares of our common stock within 60 days of March 26, 2012 (prior to withholding of any such shares to satisfy applicable statutory withholding requirements).

(14) The number of shares listed in the table includes 2,372 restricted stock units that will vest and become settleable for an equal number of shares of our common stock within 60 days of March 26, 2012 (prior to withholding of any such shares to satisfy applicable statutory withholding requirements).

(15) The number of shares listed in the table includes 2,372 restricted stock units that will vest and become settleable for an equal number of shares of our common stock within 60 days of March 26, 2012 (prior to withholding of any such shares to satisfy applicable statutory withholding requirements).

(16) Represents 2,630 restricted stock units that will vest and become settleable for an equal number of shares of our common stock within 60 days of March 26, 2012 (prior to withholding of any such shares to satisfy applicable statutory withholding requirements).

(17) The directors and officers as a group own $2,902,509 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 26, 2012. The number of shares listed in the table includes 74,344 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned by each director and officer in the Williams-Sonoma, Inc. Stock Fund by $39.04, the closing price of Williams-Sonoma, Inc. common stock on March 26, 2012. The number of shares listed in the table also includes 84,178 restricted stock units that will vest and become settleable for an equal number of shares of our common stock within 60 days of March 26, 2012 (prior to withholding of any such shares to satisfy applicable statutory withholding requirements).

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding securities authorized for issuance under our equity compensation plans as of January 29, 2012:

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders(1)(2)	7,160,559	$25.58	9,065,265
Equity compensation plans not approved by security holders(3)	9,630	$32.89	—
Total	7,170,189	$25.59	9,065,265

(1) This reflects our 1993 Stock Option Plan and 2001 Long-Term Incentive Plan and includes stock options and stock appreciation rights, as well as 2,293,851 outstanding restricted stock units granted pursuant to the 2001 Long-Term Incentive Plan.

(2) The weighted average exercise price calculation does not take into account any restricted stock units as they have a de minimus or no purchase price.

(3) This reflects our 2000 Nonqualified Stock Option Plan and includes only stock options.

2000 Nonqualified Stock Option Plan

In July 2000, our Compensation Committee approved the 2000 Nonqualified Stock Option Plan, or the 2000 Plan. The 2000 Plan provides for the grant of nonqualified stock options to employees who are not officers or members of our Board, and persons who have accepted employment and actually become employees within 120 days of such acceptance. The plan administrator determines when options granted under the 2000 Plan may be exercised, except that no options may be exercised less than six months after grant, except in the case of the death or disability of the optionee. Options granted under the 2000 Plan have an exercise price equal to 100% of the fair market value of the shares underlying the option on the date of grant. The 2000 Plan permits options to be exercised with cash, check, certain other shares of our common stock, consideration received by us under "cashless exercise" programs or, if permitted by the plan administrator, promissory notes. In the event that we dissolve, liquidate, reorganize, merge or consolidate with one or more corporations as a result of which we are not the surviving corporation, or we sell substantially all of our assets or more than 80% of our then-outstanding stock, the 2000 Plan provides that the plan administrator will provide for one or more of the following: (i) each outstanding option will fully vest and become exercisable; (ii) the successor will assume or substitute for the options; (iii) the 2000 Plan will continue; or (iv) each outstanding option will be exchanged for a payment in cash or shares equal to the excess of the fair market value of our common stock over the exercise price. No future awards will be granted from the 2000 Nonqualified Stock Option Plan.

STOCKHOLDER PROPOSALS

How can stockholders submit a proposal for inclusion in our Proxy Statement for the 2013 Annual Meeting?

To be included in our Proxy Statement for the 2013 Annual Meeting of Stockholders, stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934 and be received by our Secretary at our principal executive offices no later than December 7, 2012.

How can stockholders submit proposals to be raised at the 2013 Annual Meeting that will not be included in our Proxy Statement for the 2013 Annual Meeting?

To be raised at the 2013 Annual Meeting, stockholder proposals must comply with our Restated Bylaws. Under our Restated Bylaws a stockholder must give advance notice to our Secretary of any business, including nominations of directors for our Board, that the stockholder wishes to raise at our Annual Meeting. To be timely under our Restated Bylaws, the notice must be received by our Secretary not less than 90 days or more than 120 days prior to May 24, 2013. Therefore, stockholder proposals must be received by our Secretary at our principal executive offices between January 24, 2013 and February 23, 2013 in order to be raised at our 2013 Annual Meeting.

What if the date of the 2013 Annual Meeting is advanced or delayed by a certain period of time after the anniversary of this year's Annual Meeting?

Under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, if the date of the 2013 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, to be included in our Proxy Statement, stockholder proposals must be received by us within a reasonable time before our solicitation is made.

Under our Restated Bylaws, if the date of the 2013 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, stockholder proposals to be brought before the 2013 Annual Meeting must be delivered not later than the 90th day prior to the 2013 Annual Meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us.

Does a stockholder proposal require specific information?

With respect to a stockholder's nomination of a candidate for our Board, the stockholder notice to the Secretary must contain certain information as set forth in our Restated Bylaws and our Nominations and Corporate Governance Committee Report about both the nominee and the stockholder making the nomination. With respect to any other business that the stockholder proposes, the stockholder notice must contain a brief description of such business and the reasons for conducting such business at the meeting, as well as certain other information as set forth in our Restated Bylaws.

What happens if we receive a stockholder proposal that is not in compliance with the time frames described above?

If we receive notice of a matter to come before the 2013 Annual Meeting that is not in accordance with the deadlines described above, we will use our discretion in determining whether or not to bring such matter before the Annual Meeting. If such matter is brought before the Annual Meeting, then our proxy card for such meeting will confer upon our proxy holders discretionary authority to vote on such matter.

Where should stockholder proposals be sent?

Stockholder proposals should be sent to: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109.

AVAILABILITY OF PROXY STATEMENT AND ANNUAL REPORT ON FORM 10-K

Pursuant to SEC rules, we have elected to provide access to our proxy materials by notifying you of the availability of our proxy materials on the Internet. Copies of this Proxy Statement and our Annual Report on Form 10-K, including the financial statements for fiscal 2011 as filed with the SEC, are available at our website at www.williams-sonomainc.com/investors/annual-reports.html and upon written request and without charge to any stockholder by writing to: Williams-Sonoma, Inc., Attention: Annual Report Administrator, 3250 Van Ness Avenue, San Francisco, California 94109.

San Francisco, California
April 6, 2012

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EXHIBIT A

WILLIAMS-SONOMA, INC.

2001 INCENTIVE BONUS PLAN

1. Adoption, Name and Effective Date. The Williams-Sonoma, Inc. (the "Company") 2001 Incentive Bonus Plan (this "Plan") was originally effective as of January 24, 2001, and first applied for the Company's fiscal year ending February 3, 2002. This amendment and restatement of this Plan first becomes effective as of March 22, 2012, subject to obtaining stockholder approval at the 2012 annual meeting of stockholders.

2. Purpose. The purpose of this Plan is to provide additional compensation as an incentive to executive officers to attain certain specified performance objectives of the Company and to help ensure the continued availability of their full-time or part-time services to the Company and its subsidiary and affiliated corporations. This Plan is also intended to qualify as a "performance-based" plan as described in Section 162(m)(4)(C) of the Internal Revenue Code of 1986, as amended (including regulations promulgated thereunder from time to time, the "Code"), and thereby help secure the full deductibility for federal income tax purposes of Plan bonus compensation paid to persons who are "executive officers" of the Company, as such term is defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended (or any successor rule or regulation), or who are "covered employees" of the Company or its subsidiary or affiliated corporations under Code Section 162(m)(3).

3. Administrative Committee. This Plan will be administered by a committee (the "Committee") of the Company's Board of Directors (the "Board"), consisting entirely of two or more persons who are "outside directors" within the meaning of Section 162(m) of the Code. The Committee is hereby vested with full powers of administration, subject only to the provisions set forth herein.

The Committee shall hold its meetings at such times and places as it may determine, shall keep minutes of its meetings and shall adopt, amend or revoke such rules and procedures as it deems proper for the administration of this Plan; provided, however, that it shall take action only upon the agreement of a majority of the whole Committee. Any action that the Committee takes through a written instrument signed by a majority of its members shall be effective as though it had been taken at a meeting duly called and held. The Committee shall report all actions taken by it to the Board.

The Committee shall have the full and final discretion and authority, subject to the provisions of this Plan, to grant awards pursuant to this Plan, to construe and interpret this Plan and to make all other determinations and take all other actions, which it deems necessary or appropriate for the proper administration of this Plan. All such interpretations, actions and determinations shall be conclusively binding for all purposes and upon all persons.

4. Eligibility. For each Company fiscal year, the participants entitled to share in the benefits of this Plan are persons (collectively, "executives" or "participants") who are "executive officers" of the Company, as such term is defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended (or any successor rule or regulation), or who are "covered employees" of the Company or its subsidiary or affiliated corporations under Section 162(m)(3) of the Code (collectively, the "Covered Employees"). Except as provided in Section 6.4, an executive whose employment or service relationship with the Company is terminated for any reason prior to the end of any award period will not be entitled to participate in this Plan or receive any benefits with respect to any later fiscal year, unless he or she again becomes eligible to participate in this Plan under the first sentence of this Section 4.

5. Determination of Awards; Award Limits.

5.1 Performance Goals for Determination of Awards. The Committee in its discretion shall establish, for each participant in this Plan and for each performance award period, a performance award opportunity based upon the achievement of any one or more of the following objective performance criteria, applied to either the Company as a whole or, except with respect to stockholder return metrics, to a region, business unit, affiliate or business segment, and measured either on an absolute basis, a per-share basis or relative to a pre-established target, to a previous period's results or to a designated comparison group, and, with respect to financial metrics, which may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP"), in accordance with accounting standards established by the International Accounting Standards Board ("IASB Standards") or which may be adjusted when established to exclude any items otherwise includable under GAAP or under IASB Standards: (i) revenue (on an absolute basis or adjusted for currency effects); (ii) cash flow (including operating cash flow or free cash flow); (iii) cash position; (iv) earnings (which may include earnings before interest and taxes, earnings before taxes, net earnings or earnings before interest, taxes, depreciation and amortization); (v) earnings per share; (vi) gross margin; (vii) net income; (viii) operating expenses or operating expenses as a percentage of revenue; (ix) operating income or net operating income; (x) return on assets or net assets; (xi) return on equity; (xii) return on sales; (xiii) total stockholder return; (xiv) stock price; (xv) growth in stockholder value relative to the moving average of the S&P 500 Index, or another index; (xvi) return on capital; (xvii) return on investment; (xviii) economic value added; (xix) operating margin; (xx) market share; (xxi) overhead or other expense reduction; (xxii) credit rating; (xxiii) objective customer indicators; (xxiv) improvements in productivity; (xxv) attainment of objective operating goals; (xxvi) objective employee metrics; (xxvii) return ratios; (xxviii) profit; (xxix) objective qualitative milestones; or (xxx) other objective financial or other metrics relating to the progress of the Company or to a Subsidiary, division or department thereof. The performance goals may differ from participant to participant, within or between award periods and from award to award.

5.2 Award Limits. The maximum award under this Plan for each award period to any participant shall not exceed $10,000,000. Each performance goal established under this Plan shall be established by the Committee not later than the earlier of the date which is 90 days after the first day of the performance award period, or the date on which 25% of the award period has elapsed.

5.3 Determination of Amount of Individual Awards. For each award period, each participant who is or may be a Covered Employee for such award period shall receive an award equal to the specific amount (subject to decrease as provided in this Section 5.3) determined strictly under the performance goals established pursuant to Section 5.1. The Committee shall not have the discretion to increase, but shall have the discretion to decrease, any award determined in accordance with this Plan. The reduction in any participant's award for any award period as a result of the Committee's exercise of such discretion shall not increase the amount of an award to any other participant (through reallocation of unutilized awards or otherwise) with respect to such award period.

6. Award Periods; Payment of Awards.

6.1 Award Periods. All awards shall be made on the basis of an award period, which shall consist of one or more fiscal years of the Company, or one or more quarters thereof. The award period may be different for different awards.

6.2 Committee Certifications. As a condition precedent to the payment of any award, the Committee shall certify, following the end of the award period, that the objective performance goal for the award has been satisfied. The Committee shall make such determination by means of a written resolution or certification of the Committee that is maintained in the minute book of the Company.

6.3 Payment of Awards. Awards under this Plan will be paid in cash, reasonably promptly following the conclusion of the award period and the certification of the Committee as set forth in Section 6.2, but in no event later than two and one-half (2 ½) months after the conclusion of the fiscal year of the Company in which or with which the award period ends. All awards under this Plan will be subject to withholding for applicable employment and income taxes.

6.4 Termination of Employment. An award that would otherwise be payable to a participant who is not employed by the Company on the last day of an award period will not be paid (or will not be granted, as the case may be), except that, on the grant of an award, the Committee may specify that the award will be paid (or will be granted, as the case may be) in full or on a prorated basis in the event that, before the end of such award period, a "change in control" of the Company occurs or the participant (i) dies, (ii) becomes "disabled," or (iii) is involuntarily terminated by the Company without "cause," or voluntarily terminates his or her employment with the Company for "good reason" within a specified period following a "change in control" of the Company. For purposes of this Section 6.4, the terms "disabled" (or "disability"), "cause," "good reason," and "change in control" shall be as defined in the participant's employment agreement with the Company, or, if not so defined, shall be defined in writing by the Committee at the time of the grant of the award. In the event that an award is paid pursuant to this Section 6.4, then the award shall not constitute performance-based compensation under Code Section 162(m). No payment under the Plan shall be made prior to the end of the applicable award period in connection with a participant's termination of service unless and until the participant has had a "separation from service" within the meaning of Code Section 409A and the final regulations and any guidance promulgated thereunder, as each may be amended from time to time ("Section 409A"), as determined by the Company. In addition, notwithstanding anything in the Plan to the contrary, if (x) a participant experiences a "separation from service" within the meaning of Section 409A, as determined by the Company, (y) such participant is a "specified employee" within the meaning of Section 409A at the time of such separation from service (other than due to death) and (z) the payment of any award under this Section 6.4, when considered together with any other severance payments or separation benefits that constitute deferred compensation under Section 409A, (together, the "Deferred Compensation Separation Benefits"), on or following the participant's termination of employment would result in the imposition of additional tax under Section 409A, any Deferred Compensation Separation Benefits that would otherwise be payable on or following the participant's employment termination date will instead be paid on the date that is six (6) months and one (1) day following the participant's employment termination date (or such longer period as is required to avoid the imposition of additional tax under Section 409A), unless the participant dies following his or her employment termination, in which case, the award under this Section 6.4 will be paid to such participant's estate as soon as practicable following his or her death and other Deferred Compensation Separation Benefits will be paid in accordance with the payment schedule otherwise applicable to them. It is the intent of this Plan to comply with the requirements of Section 409A so that none of the awards payable hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. For purposes of this Agreement, "Section 409A" means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and any final Treasury Regulations and other Internal Revenue Service guidance thereunder, as each may be amended from time to time.

7. Nonassignment. The interest of any participant in this Plan is not assignable either by voluntary or involuntary assignment or operation of law (except that, in the event of death, earned and unpaid amounts shall be payable to the legal successor of a participant).

8. Indemnification. No employee, member of the Committee or director of the Company will have any liability for any decision or action if made or done in good faith, nor for any error or miscalculation unless such error or miscalculation is the result of his or her fraud or deliberate disregard of any provisions of this Plan. The Company will indemnify each director, member of the Committee and any employee acting in good faith pursuant to the Plan against any loss or expense arising therefrom.

9. Amendment, Suspension or Termination. The Board may from time to time amend, suspend or terminate, in whole or in part, any or all the provisions of this Plan; provided, however, that no such action shall adversely affect the right of any participant with respect to any award of which he or she may have become entitled to payment hereunder prior to the effective date of such amendment, suspension or termination. In particular, but without limitation, the Board shall have the authority to amend or modify this Plan from time to time in order to reflect amendments to or regulations promulgated under Section 162(m) of the Code. Notwithstanding the foregoing, in the event that any amendment or other modification of or to this Plan raises the limits set forth in Section 5.2 or requires stockholder approval in order to continue the compliance of this Plan as a "performance-based" plan under Section 162(m) of the Code, such amendment or modification shall be contingent on the receipt of stockholder approval.

10. Limitations; Participation in Other Plans. This Plan is not to be construed as constituting a contract of employment or for services. Nothing contained herein will affect or impair the Company's right to terminate the employment or other contract for services of a participant hereunder, with or without cause or notice, or entitle a participant to receive any particular level of compensation. The Company's obligation hereunder to make awards merely constitutes the unsecured promise of the Company to make such awards from its general assets, and no participant hereunder will have any interest in, or a lien or prior claim upon, any property of the Company. Nothing herein nor the participation by any participant shall limit the ability of such participant to participate in any other compensatory plan or arrangement of the Company, or to receive a bonus from the Company other than under this Plan.

11. Governing Law. The terms of this Plan will be governed by and construed in accordance with the laws of the State of California, without regard to principles of conflict of laws.

12. Term. This Plan shall continue in place until the fifth anniversary of the effective date of the amendment and restatement of the Plan, which date shall be January 25, 2017, unless earlier terminated by the Board as provided in Section 9 or re-approved by the Company's stockholders at or before such meeting. No awards shall be paid under this Plan unless and until the material terms (within the meaning of Section 162(m)(4)(C) of the Code) of this Plan are disclosed to the Company's stockholders and are approved by the stockholders by a majority of votes cast in person or by proxy.

EXHIBIT B

WILLIAMS-SONOMA, INC.

COMPENSATION COMMITTEE CHARTER

(as amended and restated on March 22, 2012)

PURPOSE

The purpose of the Compensation Committee of the Board of Directors of Williams-Sonoma, Inc. (the "Company") is to: (i) assist the Board of Directors in discharging its responsibilities relating to oversight of the compensation of the Company's Chief Executive Officer and other executive officers; (ii) administer the Company's incentive compensation and other equity-based plans (the "Plans") and make grants under them; (iii) oversee the Company's compensation policies, plans, and benefits programs generally, and (iv) in the case of the Williams-Sonoma, Inc. 401(k) Plan (the "401(k) Plan"), which is not considered one of the Plans as defined above, the Compensation Committee's sole responsibility shall be to amend the 401(k) Plan as provided below. In addition, the Compensation Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors from time to time prescribes.

COMPOSITION

The Compensation Committee shall consist of not less than two (2) independent members of the Company's Board of Directors. The members of the Compensation Committee are appointed by the Board of Directors upon the recommendation of the Nominations and Corporate Governance Committee and serve at the discretion of the Board of Directors. The Board of Directors shall designate one member of the Compensation Committee to serve as the chairperson.

Members of the Compensation Committee must meet the following criteria:

- Each member will be an independent director, as defined by: (i) the rules of the New York Stock Exchange; and (ii) the rules of the Securities and Exchange Commission ("SEC").
- Each member will be an "Outside Director" as such term is defined with respect to Section 162(m) of the Internal Revenue Code of 1986, as amended.
- Each member will be a "non-employee" director as defined under Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Determinations as to whether a particular director satisfies the requirements for membership on the Compensation Committee shall be made by the Board of Directors.

RESPONSIBILITIES

The responsibilities of the Compensation Committee shall include:

- Reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of those goals and objectives, and reviewing and approving any bonuses, equity compensation and any other benefits to be provided to the Chief Executive Officer based upon this evaluation. The Compensation Committee shall update the Board of Directors after making these determinations. The Compensation Committee shall make a recommendation to the independent members of the Board of Directors regarding any base salary adjustments for the Chief Executive Officer and the independent members the Board of Directors shall determine any such base salary adjustments. In determining the long-term incentive component of the Chief Executive Officer's compensation, the Compensation Committee shall consider such factors as the Company's performance and relative stockholder return, the value of similar incentive awards given to Chief Executive Officers of comparable companies, and the awards given to the Company's Chief

Executive Officer in past years. The Compensation Committee may also solicit input from the other independent members of the Board of Directors and obtain their agreement prior to making its Chief Executive Officer compensation determinations. The Compensation Committee's (and for base salary adjustments, the Board of Directors') review and approval of the Chief Executive Officer's compensation shall be made without the presence of the Chief Executive Officer.

- Reviewing the performance of executive officers other than the Chief Executive Officer, and reviewing and approving their total compensation, including base salary, bonus, equity compensation and any other benefits to be provided to these executive officers. In so doing, the Compensation Committee shall seek input from the Chief Executive Officer and may also solicit input from the other independent members of the Board of Directors prior to making its determinations. Such review and approval shall be made without the presence of the executive officers for whom the compensation determinations are being made. The Compensation Committee shall update the Board of Directors after making these determinations.
- Reviewing and approving, as appropriate, general compensation goals and guidelines for the Company's other employees. The Compensation Committee shall update the Board of Directors after making these determinations.
- Approving and authorizing amendments to the 401(k) Plan, the Plans, and the Company's other benefit programs to the extent such amendment authority has been delegated to the Compensation Committee by the Board of Directors.
- Acting as the Administrator (as defined under each Plan) and administering, within the authority delegated by the Board of Directors, the Company's Plans. In its administration of the Plans, the Compensation Committee may: (i) grant stock options or stock purchase rights to individuals eligible for such grants (including, to the extent relevant, grants to individuals subject to Section 16 of the Exchange Act in compliance with Rule 16b-3 promulgated thereunder); (ii) amend such stock options or stock purchase rights; and (iii) take all other actions permitted under the Plans. The Compensation Committee may delegate to two or more directors of the Company the authority to make grants and awards to any non-executive officer of the Company under such of the Plans as the Compensation Committee deems appropriate in accordance with the terms of such Plans. The Compensation Committee also shall review and make recommendations to the Board of Directors with respect to changes in the number of shares reserved for issuance under those Plans.
- Preparing a compensation committee report on executive compensation as required by the SEC to be included in the Company's annual proxy statement or annual report on Form 10-K filed with the SEC.
- Considering the view of stockholders on executive compensation matters, including stockholder proposals, advisory votes, communications with proxy advisory firms and related matters.
- Assessing on an annual basis potential material risk to the Company from its compensation programs and policies, including incentive and commission plans at all levels.
- As appropriate, obtaining advice and assistance from independent counsel or other advisors, including, without limitation, any compensation consultant to be used by the Company or the Compensation Committee in the evaluation of Chief Executive Officer, executive officer, other officer or employee compensation.
- Conducting an annual evaluation of the Compensation Committee's own performance.

MEETINGS

The Compensation Committee shall meet as often as it determines, but not less frequently than two (2) times each year. The members of the Compensation Committee may invite the Chief Executive Officer or any other person to attend meetings as appropriate and consistent with this charter; provided, however, that the Chief Executive Officer may not be present during the voting on or deliberations regarding the Chief Executive Officer's compensation.

MINUTES

The Compensation Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

REPORTS

The Compensation Committee will report to the Board of Directors on a periodic basis and make such recommendations with respect to any of the above matters as the Compensation Committee deems necessary or appropriate.

COMPENSATION

Members of the Compensation Committee shall receive such fees, if any, for their service as committee members as may be determined by the Board of Directors in its sole discretion. Fees may be paid in such form of consideration as is determined by the Board of Directors.

DELEGATION OF AUTHORITY

The Compensation Committee may form and delegate authority to subcommittees when appropriate.

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EXHIBIT C

WILLIAMS-SONOMA, INC.

NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE CHARTER

(as amended and restated on November 9, 2011)

PURPOSE

The Nominations and Corporate Governance Committee (the "Committee") of the Board of Directors (the "Board") of Williams-Sonoma, Inc. (the "Company") acts on behalf of and with the concurrence of the Board with respect to matters relating to the composition and membership of the Board and the Board's governance responsibilities.

COMPOSITION

The Committee shall be comprised entirely of independent members of the Company's Board. The exact number of members of the Committee shall be fixed and may be changed from time to time by resolution duly adopted by the Board. The members of the Committee shall be appointed by the Board. Committee members may be removed or replaced by the Board.

The members of the Committee shall meet the independence requirements of the New York Stock Exchange and the Securities and Exchange Commission.

COMMITTEE PURPOSE AND RESPONSIBILITIES

The Committee's primary purpose and responsibilities are to:

- In consultation with the Chairman of the Board, periodically review and recommend to the Board suitable revisions to the Board's guidelines on corporate governance, which are updated periodically.
- Annually consider and review with the Board the appropriate skills and characteristics required of prospective Board members in light of the then-current composition of the Board.
- Identify individuals qualified to become Board members, consistent with criteria approved by the Board.
- Assist the Chairman of the Board and the Board in general with screening potential Board candidates, meet with potential Board candidates and, as appropriate, participate in the recruitment of potential Board members, consistent with the procedures prescribed by the Board's guidelines on corporate governance.
- As appropriate, use its sole authority to retain and terminate any search firm to be used to identify director candidates, including its sole authority to approve the search firm's fees and other retention terms.
- Recommend to the Board the director nominees for the next annual meeting of stockholders.
- Consider director nominees recommended and properly submitted by the Company's shareholders in accordance with the Committee's Shareholder Recommendations Policy.
- In accordance with the Company's majority voting bylaw, as set forth in the Amended and Restated Bylaws, and resignation policy, as set forth in the Corporate Governance Guidelines, consider the resignation offer of any nominee for director who is not elected, and recommend to the Board the action it deems appropriate to be taken with respect to each such offered resignation.
- Review, make recommendations to the Board regarding, and approve, as appropriate, the compensation policy for the non-employee directors of the Company.
- Annually evaluate the performance of the Company's Chief Executive Officer, annually oversee evaluation of the performance of the Board and the Company's management and provide a report with respect to this performance to the members of the Board, together with recommended performance enhancements.

- As appropriate, obtain advice and assistance from independent counsel or other advisors, including, without limitation, any compensation consultant to be used in the evaluation of non-employee director compensation.
- Conduct an annual performance evaluation of the Committee.

MEETINGS

The Nominations and Corporate Governance Committee will set its own schedule and will meet periodically, but not less frequently than at least twice each year. The members of the Committee may invite the Chief Executive Officer or any other person to attend meetings as appropriate and consistent with this charter.

MINUTES

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

REPORTS

The Committee will report to the Board on a periodic basis and make such recommendations with respect to any of the above matters as the Committee deems necessary or appropriate.

COMPENSATION

Members of the Committee shall receive such fees, if any, for their service as Committee members as may be determined by the Board in its sole discretion. Fees may be paid in such form of consideration as is determined by the Board.

DELEGATION OF AUTHORITY

The Committee may form and delegate authority to subcommittees when appropriate.

EXHIBIT D

WILLIAMS-SONOMA, INC.

AUDIT AND FINANCE COMMITTEE CHARTER

(as amended and restated on November 9, 2011)

PURPOSE

The Audit and Finance Committee (the "Committee") is created by the Board of Directors (the "Board") of Williams-Sonoma, Inc. (the "Company") to:

- Oversee:
  - the integrity of the financial statements of the Company;
  - the qualifications, independence, performance, retention and compensation of the Company's independent registered public accounting firm (the "independent auditor");
  - the performance of the Company's internal audit function; and
  - compliance by the Company with legal and regulatory requirements;
- Prepare the Committee report that the Securities and Exchange Commission (the "SEC") rules require to be included in the Company's annual proxy statement; and
- Review the financial impact of selected strategic initiatives of the Company, and review and recommend for Board approval selected financing, dividend and stock repurchase policies and plans.

COMPOSITION

The Committee shall be comprised of not less than three independent members of the Company's Board. Subject to the foregoing, the exact number of members of the Committee shall be fixed and may be changed from time to time by resolution duly adopted by the Board. Committee members shall not simultaneously serve on the audit committees of more than two other public companies. The members of the Committee shall be appointed by the Board on the recommendation of the Nominations and Corporate Governance Committee. Committee members may be replaced by the Board. Unless a Chair is appointed by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The members of the Committee shall meet the independence and experience requirements of the New York Stock Exchange, Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the SEC. Each member of the Committee must be financially literate, as such qualification is interpreted by the Company's Board, or must become financially literate within a reasonable period of time after his or her appointment to the Committee. At least one member of the Committee shall have accounting or related financial management expertise, as the Company's Board interprets such qualification in its business judgment.

COMMITTEE AUTHORITY AND RESPONSIBILITIES

- The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of (including resolution of disagreements between management and the independent auditor regarding financial reporting) any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services. The independent auditor shall report directly to the Committee.
- The Committee shall pre-approve all auditing services and permitted non-audit services (including the fees and terms for those services) to be performed for the Company by its independent auditor, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, which services are approved by the Committee prior to the completion of the audit.

- The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.
- The Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.
- The Committee shall make regular reports to the Board, which reports shall include any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor, the performance of the internal audit function, and any other matters that the Committee deems appropriate or is requested to be included by the Board.
- The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review the Committee's own performance.

In addition to the responsibilities outlined elsewhere in this Charter, the Committee shall perform such other specific functions as the Company's Board may from time to time direct, and make such investigations and reviews of the Company and its operations as the Chief Executive Officer or the Board may from time to time request.

The Committee shall:

Financial Statement and Disclosure Matters

- Review and discuss with management and the independent auditor the annual audited financial statements and quarterly financial statements, including disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and approve the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, respectively, prior to filing such reports with the SEC.
- Discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including the review of (a) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; and (b) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements.
- Review and discuss quarterly reports from the independent auditor on:
  - All critical accounting policies and practices to be used.
  - All alternative treatments of financial information within generally accepted accounting principles ("GAAP") that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.
  - Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.
- Review with management and approve the Company's earnings press releases, including the proposed use of any "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to investors. Such review and approval may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

- Review with management and the independent auditor the effect on the Company's financial statements of regulatory and accounting initiatives as well as off-balance sheet arrangements, contractual obligations and contingent liabilities and commitments.
- Review with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.
- Review with the independent auditor the matters required to be discussed by relevant PCAOB and SEC requirements relating to the conduct of the audit, including any problems or difficulties encountered in the course of the audit work and management's response thereto, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.
- Review disclosures made to the Committee by the Company's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Oversight of the Company's Relationship with the Independent Auditor

- Review and evaluate the lead partner of the independent auditor team.
- Obtain and review a report from the independent auditor at least annually regarding (a) the independent auditor's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues, and (c) all relationships between the independent auditor and the Company (for purposes of assessing the auditor's independence). Evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, and taking into account the opinions of management and internal auditors. The Committee shall present its conclusions with respect to the independent auditor to the Board.
- Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.
- Set clear policies for the Company's hiring of employees or former employees of the independent auditor who participated in any capacity in the audit of the Company.
- Consider discussing with the national office of the independent auditor material issues on which they were consulted by the Company's audit team and matters of audit quality and consistency.
- Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit.

Oversight of the Company's Internal Audit Function

- Review the appointment and replacement of the senior internal auditing executive.
- Review the significant reports to management prepared by the internal audit department and management's responses and subsequent follow-up on the responses.
- Review with the independent auditor and management the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit.

Oversight of the Company's Information Technology Systems to Support the Company's Internal Controls

- Review with the independent auditor and internal auditors the sufficiency of the Company's information technology systems to support effective internal controls and any recommended changes in the information technology department's priorities and projects planned for improving such systems.
- Review with the senior information technology executive and the Company's Chief Financial Officer, as requested by the Committee Chair, any issues raised by the independent auditor or internal auditors relating to the integrity and security of the Company's systems, and the effectiveness of the systems support of internal controls.

Compliance Oversight Responsibilities

- Obtain from the independent auditor assurance that Section 10A(b) of the Exchange Act (relating to audit discoveries of illegal acts) has not applied.
- Obtain reports from management, the Company's senior internal auditing executive and the independent auditor that the Company and its subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's Code of Conduct and Ethics Policy. Review reports and disclosures of insider and affiliated party transactions. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Conduct and Ethics Policy.
- Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
- Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting policies.
- Discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

Oversight of Strategic Initiatives

- As it deems appropriate, review the estimated financial impact on the Company of selected proposed strategic initiatives.

Dividend Policy and Share Repurchases

- As it deems appropriate, review and approve dividend policies developed by management, and recommend for approval by the Board dividend payments to be made to the Company's stockholders.
- As it deems appropriate, monitor and recommend to the Board the adoption, implementation and continuation of the Company's stock repurchase programs.

Financings and Borrowings

- As it deems appropriate, review the terms and conditions of material financing plans, including the issuance of securities or corporate borrowings, and make recommendations to the Board on such financings.

Qualified Legal Compliance Committee

- Act as the Company's Qualified Legal Compliance Committee ("QLCC") for the purposes of internal and external attorney reporting under SEC rules. The Committee also shall establish procedures for confidential receipt, retention and consideration of any attorney report to the QLCC.

Limitation of Committee's Role

- While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.
- It is recognized that members of the Committee are not full-time employees of the Company, it is not the duty or responsibility of the Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which the Committee receives information and (ii) the accuracy of the financial and other information provided to the Committee, in either instance absent actual knowledge to the contrary.

MEETINGS

- The Committee shall keep regular minutes of its meetings. Meetings and actions of the Committee shall be governed by, and held and taken in accordance with, the provisions of Article IV, Section 4.3 of the Company's Amended and Restated Bylaws.
- The Committee shall meet as often as it determines, but not less frequently than four times per year.
- The Committee shall meet at least annually with management, the internal auditors, and the independent auditor in separate executive sessions. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

COMPENSATION

Members of the Committee shall receive such fees, if any, for their service as committee members as may be determined by the Board in its sole discretion. Fees may be paid in such form of consideration as is determined by the Board.

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Directors and Executive Officers

Adrian D. P. Bellamy
Chairman of the Board of Directors

Laura J. Alber
Director, President and Chief Executive Officer

Rose Marie Bravo CBE
Director

Mary Ann Casati
Director

Patrick J. Connolly
Director and Executive Vice President, Chief Marketing Officer

Adrian T. Dillon
Director

Anthony A. Greener
Director

Ted W. Hall
Director

Michael R. Lynch
Director

Lorraine Twohill
Director

Richard Harvey
President, Williams-Sonoma Brand

David R. King
Senior Vice President, General Counsel and Secretary

Sandra N. Stangl
President, Pottery Barn Brand

Julie P. Whalen
Senior Vice President, Acting Chief Financial Officer, Corporate Controller and Treasurer

Director Emeritus

Charles E. Williams
Founder and Director Emeritus

Corporate Information

Corporate Headquarters
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

Stock Exchange Listing
New York Stock Exchange
Symbol: WSM

Corporate Website
www.williams-sonomainc.com

Stockholder/Investor Information
www.williams-sonomainc.com/investors

Annual Meeting
The annual meeting of stockholders of Williams-Sonoma, Inc. will be held Thursday, May 24, 2012, starting at 9:00 a.m. Pacific Time at Williams-Sonoma, Inc. 3250 Van Ness Avenue San Francisco, CA 94109

Transfer Agent
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164
Telephone: 800-468-9716
www.wellsfargo.com/shareownerservices

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105

Outside Corporate Counsel
Wilson Sonsini Goodrich & Rosati Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

Trademarks
Pottery Barn, pottery barn kids, PBteen, Rejuvenation, west elm, Williams-Sonoma and Williams-Sonoma Home are trademarks of Williams-Sonoma, Inc.